
05006753

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Solbec Pharmaceuticals Ltd**
***CURRENT ADDRESS**	**Unit 1, 298 Selby Street Osborne Park, Western Australia 6000**
****FORMER NAME**	
****NEW ADDRESS**	

FILE NO. 82-34866 **FISCAL YEAR 2003**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:03/18/05



SOLBEC
PHARMACEUTICALS LTD

INDEX

Number	Date of Document	Name of Document
1	03-July-2003	Press release - Solbec Signs Agreement to Sell Jervois Range Copper Project
2	16-July-2003	Prospectus for Sale of Options
3	16-July-2003	Report of Shareholders General Meeting
4	30-July-2003	Quarterly report for entities admitted on the basis of commitments
5	27-August-2003	ASX release - Jervois Range Copper Project
6	03-September-2003	Report on Issue of Options
7	04-September-2003	Press release - Solbec Cancer Drug may Boost Immunity
8	12-September-2003	Preliminary final report for the year ended June 30, 2003
9	17-September-2003	Report: Option Entitlement Issues Fully Subscribed
10	19-September-2003	ASX release - Sale of Camperdown Leases
11	19-September-2003	Change of Director's Interest Notice
12	22-September-2003	Report of Top 20 Option Holders
13	23-September-2003	Press release - Lawley Pharmaceuticals
14	02-October-2003	Change of Director's Interest Notice
15	14-October-2003	Change of Director's Interest Notice
16	30-September-2003	Annual Financial Report 2003
17	17-October-2004	Notice of Annual General Meeting
18	20-October-2003	Press release - Retirement of Director
19	20-October-2003	Final Director's Interest Notice
20	23-October-2003	Quarterly report for entities admitted on the basis of commitments for the quarter ended September 30, 2003
21	20-November-2003	Press release - Solbec to Commence Human Clinical Trials of its lead Compound
22	27-November-2003	ASX release - Jervois Mining Project
23	27-November-2003	Chairman's Address to the Annual General Meeting of Shareholders of Solbec Pharmaceuticals Ltd held 27 November 2003
24	27-November-2003	Report of Annual General Meeting of Shareholders - 27th November 2003
25	27-November-2003	Change of Director's Interest Notice
26	01-December-2003	Change of Director's Interest Notice
27	02-December-2003	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
28	16-December-2003	ASX release - Human Clinical Trials - First Patient Enrolled

29	23-December-2003	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
30	15-January-2004	Quarterly report for entities admitted on the basis of commitments for the quarter ended December 31, 2003
31	19-January-2004	Press release - Solbec Finalise Lawley Pharmaceuticals Exit
32	20-January-2004	Press release - Relief in Sight for Psoriasis Sufferers
33	30-January-2004	Press release - Manufacturing Facility Complete
34	02-February-2004	Press release - ISO 9001:2000 Certification
35	03-February-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
36	26-February-2004	Half Year Report for the half year ended December 31, 2003
37	26-February-2004	Report for the Half-Year ended December 31, 2003
38	04-March-2004	Letter to Shareholders and Investor Newsletter
39	18-March-2004	Press release - R&D Tax Concession Program
40	19-March-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
41	05-April-2004	Press release - Explanation of Option Terms
42	19-April-2004	Quarterly report for entities admitted on the basis of commitments for the quarter ended March 31, 2004
43	22-April-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
44	07-May-2004	Notice of General Shareholder Meeting and Proxy Statement
45	11-May-2004	Press release - Solbec Selects CMAX for Psoriasis Trials
46	21-May-2004	Change of Directors Interest Notice
47	28-May-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
48	03-June-2004	Press release - Anti Cancer Drug Boost to the Immune System
49	10-June-2004	ASX release - Results of General Meeting of Shareholders
50	11-June-2004	New issue announcement, application for quotation of additional securities and agreement for director options and executive options



SOLBEC
PHARMACEUTICALS LTD

SOLBEC SIGNS AGREEMENT TO SELL JERVOIS RANGE COPPER PROJECT

The Directors of Solbec are pleased to announce that they have entered into an agreement with Niagara Mining Ltd to sell its remaining main mineral asset Jervois Range Copper Project for $1 million.

The terms of the agreement are that, subject to Due Diligence, Niagara will acquire the project for $1 million of which $500,000 is payable on settlement and the remaining $500,000 payable within 12 months. The balance is secured by security over the tenement and the issue of a Niagara convertible note carrying interest at standard overdraft rates. The convertible note provides Solbec the option to receive the final payment in cash or Niagra shares.

The sale agreement is in line with the company's policy of divesting itself of its mineral assets and will contribute significantly to the company's cash reserves for the continuation of its pharmaceutical development projects.

Stephen Carter
Managing Director

03 July, 2003



SOLBEC
PHARMACEUTICALS LTD

LODGEMENT OF PROSPECTUS

Solbec advises that it has lodged a Prospectus with Australian Securities & Investment Commission today for the non-renounceable entitlement issue of 157,767,385 Options at 0.5 cents per option. The Offer, previously announced on 11th June 2003 is to shareholders and previous option holders on the basis of one Option for every tow shares or previous options held. Options will be exercisable at 12 cents within 12 months from issue, 20 cents within 24 months of issue and 30 cents within 36 months from issue. The record date for shareholders is 5pm on 25th July 2003. The record date for previous option holders is 5pm on 30th June 2003.

Stephen Carter

Managing Director

16th July 2003

SOLBEC PHARMACEUTICALS LTD

ABN 85 061 289 218

PROSPECTUS

FOR THE NON-RENOUNCEABLE ENTITLEMENT ISSUE OF UP TO 157,767,385 OPTIONS ISSUED AT 0.5 CENTS EACH TO ACQUIRE SHARES EXERCISABLE AT 12 CENTS EACH DURING THE FIRST YEAR, 20 CENTS DURING THE SECOND YEAR AND 30 CENTS DURING THE THIRD YEAR.

The Offer is partially underwritten.

This document is important and requires your immediate attention. If you do not understand it, you should consult your sharebroker, accountant or other adviser without delay in order to satisfy yourself as to the contents of this Prospectus.

This Offer should be considered speculative and read in conjunction with the risk factors outlined in this Prospectus.





CORPORATE DIRECTORY

DIRECTORS

Anthony Kiernan	-	Chairman
Stephen Carter	-	Managing Director
Michael Grant	-	Non-Executive Director
Peter Alcock	-	Non-Executive Director

COMPANY SECRETARY

John Sendzuik

REGISTERED OFFICE

C/- RSM Bird Cameron
Suites 1 & 6
18 Parry Street
Fremantle WA 6160

PRINCIPAL PLACE OF BUSINESS

Unit 1, 298 Selby Street
Osborne Park WA 6017

Telephone: (+61 8) 9446 7555
Facsimile: (+61 8) 9446 8777
Email: info@solbec.com.au
Website: www.solbec.com.au

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth Western Australia 6000

Telephone: (+61 8) 9323 2000
Facsimile: (+61 8) 9323 2033

AUDITORS

Ernst & Young
34th Floor, Central Park
152-158 St George's Terrace
Perth WA 6000

STOCK EXCHANGE

The Company's securities are quoted on the official list of
AUSTRALIAN STOCK EXCHANGE LIMITED
The home branch being Perth
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000
ASX Code: SBP

TABLE OF CONTENTS

1. IMPORTANT NOTES AND STATEMENTS

This Prospectus is dated 16 July 2003 and was lodged with ASIC on that date.

No responsibility as to the contents of the Prospectus is taken by ASIC or ASX or their respective officers.

No securities will be allotted or issued on the basis of this Prospectus later than 16 August 2004, being the expiry date of this Prospectus.

Application will be made for the Options issued pursuant to this Prospectus to be listed on ASX. ASX takes no responsibility for the contents of this Prospectus.

This Prospectus does not constitute an offer in a place in which, or to any person to whom, it would not be lawful to make such an offer.

2. DEFINITIONS

$	Australian dollars. All amounts in this Prospectus are in Australian dollars unless otherwise stated.
ASIC	Australian Securities & Investments Commission.
ASX	Australian Stock Exchange Limited.
Business Day	Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.
Closing Date	5.00pm WST on 29 August 2003 or such other date as maybe determined by the Directors in accordance with the Listing Rules.
Directors	The Directors of the Company.
ED Securities	Enhanced Disclosure Securities as defined by the Corporations Act.
Entitlement Form	An Entitlement Form attached to this Prospectus setting out the entitlement to take up Options offered under this Prospectus.
Listing Rules	The official listing rules of ASX.
Offer	The offer of up to 157,767,385 Options made pursuant to this Prospectus.
Options	The Options offered pursuant to this Prospectus as detailed in Section 3 and on the terms and conditions outlined in Section 5.
Previous Optionholder	The holder of Previous Options.
Previous Options	The 156,264,990 options that were previously listed on ASX exercisable at 20 cents each on or before 30 June 2003.
Prospectus	This Prospectus dated 16 July 2003 and includes all material implied or expressly incorporated in this Prospectus by reference.
Record Date for Previous Optionholders	The date to determine the entitlement of Previous Optionholders to the Offer being – 5pm WST 30 June 2003.
Record Date for Shareholders	The date to determine entitlement of Shareholders to the Offer being – 5pm WST 25 July 2003.
Securities	The Company's Shares, Options and Unquoted Options.
Share	An ordinary fully paid share in the capital of the Company.
Share Registry	Computershare Investor Services Pty Ltd, whose details are set out in the Corporate Directory.
Solbec or Company	Solbec Pharmaceuticals Ltd (ABN 85 061 289 218)
Unquoted Options	The 3,000,000 unlisted options exercisable at $0.15 on or before 31 December 2004.
WST	Western Australian Standard Time.

3. 3. DETAILS OF THE ISSUE

3.1 Important Note

The information set out in this Section 3 is not intended to be comprehensive. This Prospectus should be read and considered in its entirety.

3.2 The Offer

Subject to the terms and conditions contained in this Prospectus, the Company is offering up to 157,767,385 Options at an issue price of 0.5 cent per Option to raise additional working capital of $788,836 before costs of the issue.

The Offer is a non-renounceable entitlement issue to Shareholders and Previous Optionholders on the basis of one Option for every two Shares held by Shareholders at the Record Date for Shareholders or one Option for every two Previous Options held by Previous Optionholders at the Record Date for Previous Optionholders.

Each Option will entitle the holder to subscribe for one Share, exercisable at:

- 12 cents within 12 months of the date of issue of the Options;
- 20 cents within 24 months of the date of issue of the Options; or
- 30 cents within 36 months of the date of issue of the Options

and otherwise be granted on the terms and conditions as set out in Section 5 of this Prospectus.

The Options expire 3 years from the date of issue.

3.3 Key Dates (Anticipated)

Announcement of Offer and Issue	11 June 2003
Record Date for Previous Optionholders for determining entitlement of Previous Optionholders to the Offer	5.00pm WST 30 June 2003
General Meeting of Shareholders approving Offer	16 July 2003
Prospectus lodged at ASIC and ASX	16 July 2003
Record Date for Shareholders for determining entitlement of Shareholders to the Offer	5.00pm WST 25 July 2003
Offer opens; Prospectus with Entitlement Forms despatched to Solbec Shareholders and Previous Optionholders	28 July 2003
Closing Date	29 August 2003
Options quoted on ASX on a deferred settlement basis	1 September 2003
Allotment of Options, no later than	19 September 2003

3.4 Acceptance

The Offer may only be accepted by validly completing the Entitlement Form attached to or accompanying this Prospectus setting out the entitlement of Shareholders and Previous Optionholders to the Offer. Shareholders and Previous Optionholders may take up their entitlement in whole or in part, with payment of 0.5 cents per Option subscribed.

Payment must be made to ***"Solbec Pharmaceuticals Ltd – Application Account"*** by cheque crossed ***"Not Negotiable"*** and must be in Australian dollars and received by the Closing Date.

Send to:

Computershare Investor Services Pty Limited,
Level 2, 45 St George's Terrace,
Perth, Western Australia 6000.

It is the intention of the Directors to close the Offer **at 5pm WST on 29 August 2003** or such other date as determined by the Directors.

It is important that you consider this Offer carefully. If you decide to accept you must do so in accordance with the instructions set out in this Prospectus. If you are in doubt as to the course you should follow you should consult your professional adviser.

3.5 Shortfall of Options

The Directors reserve the right to allot Options not subscribed for or underwritten under the Offer on the same terms and conditions as being offered hereunder. Any shortfall must be allotted within 3 months of the Closing Date.

3.6 Purpose of the Offer

The purpose of the Offer is to:

i) provide additional funds for the Company to meet its ongoing clinical development costs; and
ii) for working capital purposes and to pay the expenses of the Offer.

3.7 Use of Funds

It is intended to apply the funds raised from the Offer as follows:

ACTIVITY	LEVEL OF FUNDS RAISED			
	25% **$**	**50%** **$**	**75%** **$**	**100%** **$**
Clinical Development costs	150,000	300,000	500,000	500,000
Administrative costs/working capital	17,209	64,418	61,627	258,836
Expenses of the Offer	30,000	30,000	30,000	30,000
TOTALS	**197,209**	**394,418**	**591,627**	**788,836**

The Company had approximately $2.0 million in cash reserves as at 31 May 2003. Any shortfall from the Prospectus will not significantly affect the Company's allocation of funds to its projects.

3.8 Shareholder Approval

The Offer of Options pursuant to this Prospectus received the approval of shareholders at a general meeting of shareholders held on 16 July 2003.

3.9 Issue of Options

No Options will be issued pursuant to this Prospectus until permission is granted by ASX for quotation of the Options during the relevant time periods set out in the Corporations Act. Application monies received will be held in trust in a bank account established solely for the purpose of depositing application monies until the Options are issued and allotted.

No interest will be paid to applicants on monies received.

3.10 Stock Exchange Listing

Within seven (7) Business Days after the date of issue of this Prospectus, the Company will apply to have the Options admitted to quotation on ASX. If approval for the quotation of the Options is not granted by ASX within three months after the date of this Prospectus, the Company will not issue any Options and the Company will repay all application monies for the Options within the time prescribed under the Corporations Act, without interest.

The fact that ASX may grant official quotation of the Options is not to be taken in any way as an indication of the merits of the Company or of the Options now offered for subscription.

3.11 Overseas Investors

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

3.12 Minimum Subscription

There is no minimum subscription to the Offer.

3.13 Underwriting

The Directors have collectively committed to underwrite a total of 11 million Options out of any shortfall pursuant to the Offer as set out below. Subscriptions monies totalling $55,000 will be raised from the underwriting commitment and bear a 0.5% fee.

	Options Underwritten	Amount Subscribed	Underwriting Fee
Anthony Kiernan	4,000,000	$20,000	$100
Michael Grant	4,000,000	$20,000	$100
Peter Alcock	1,000,000	$5,000	$25
Stephen Carter	2,000,000	$10,000	$50
	11,000,000	$55,000	$275

Any shortfall over and above the underwriting will be placed by Directors within 3 months of the Closing Date.

3.14 Record Date

Previous Options

The record date to determine the entitlement of Previous Optionholders to the Offer is the date of the expiry of the Previous Options, being 5pm WST on 30 June 2003 ("Record Date for Previous Optionholders").

Shareholders

The record date to determine entitlement of Shareholders to the Offer is 5pm WST on 25 July 2003 ("Record Date for Shareholders").

4. 4. BUSINESS OVERVIEW

4.1 Background

Solbec is a drug discovery company developing anti-cancer treatments and in conjunction with a joint venture partner, hormone replacement products for commercialisation.

Solbec's lead technology is an anti-cancer product based on a combination of two solasodine based glycoalkaloids that has the potential commercial application as a human therapeutic, veterinary therapeutic and/or diagnostic. The hormone replacement products are being developed with Lawley Pharmaceuticals, a healthcare company based in Perth, Australia.

Solbec has an experienced management team with extensive experience in the biotechnology business, including regulatory matters.

The Company's strategy regarding all of its technology has been to contract out all formulation, development and clinical trials.

4.2 Anti-Cancer Products

Solbec's anti-cancer product is a combination of two glycoalkaloids isolated from ripe and partially ripe fruit of *Solanum linnaeanum* (formerly *Solanum sodomaeum L.* and also known as *S. hermanii Dunal*), an imported weed commonly known as "Devil's Apple."

Based on additional scientific work carried out by it, Solbec discovered that the activity of the Devil's Apple was due to two glycoalkaloids, solasonine and solamargine. In a 1:1 mixture, known as "SBP002", the component solasodine alkaloid was shown to be toxic to cancer cells with reported successes in pre-clinical animal testing. In addition, these glycoalkaloids appear to bind to cancer cells via a cell-surface receptor that populates cancerous cells in very high proportions. The Company has had a Pre-IND meeting with the Food and Drug Administration ("FDA") with the FDA recommending that the company apply for the product to be included in the Fast Track program.

Late last year, Solbec carried out a preclinical, animal study to provide toxicological (safety) and pharmacokinetic data. The study, which was conducted in Canada to FDA standards, was completed successfully, providing a much greater understanding of the action of the drug in the body. It also generated considerable information to guide our human Phase I clinical trials including dosage selection.

Solbec is currently awaiting sign-off on its Phase I clinical trials. The focus of the clinical trials program is to develop the product for the treatment of malignant pleural mesothelioma and metastatic melanoma. Whilst SBP002 has been shown to be active against a wide range of cancers, Solbec has chosen to focus on cancers that permit entry into the Orphan Drug Program.

The glycoalkaloids solamargine and solasonine are not available commercially, therefore Solbec needs to grow the plants, extract and purify the glycoalkaloids. To achieve this Solbec have purchased 16 acres (7.1 hectares) of land at Baldivis, 40 km south of Perth.

When Solbec originally licensed the Glycoalkaloid project from Dr Cham, BEC was a complex mixture of at least six glycoalkaloids of solasodine. Solbec resorted to development from first principles and determined that 95% of the activity of BEC was from two compounds solamargine and solasonine. Further work determined that at a 1:1 ratio of the two active compounds the activity of the mixture invitro increased by up to 300%. The decision to move forward with a 1:1 mixture (code

SBP002) was made after discussions with world regulatory authorities about the regulatory acceptance of a dual active product. No major concerns were raised.

Solbec has developed the process at a laboratory scale (up to 10 kg of fruit) and has designed a code of Good Manufacturing Process (cGMP) commercial pilot scale facility to scale the process up to 50 kg in a discrete batch process. The facility has been designed and engineered to Piping and Installation Drawing (P&ID). A complete User Requirements Specification (URS) has been completed. The design brief has been presented to the Australian Therapeutic Goods Administration GMP Audit Branch for comment.

Solbec believes there is a significant opportunity for the cell-surface receptor in conjunction with a label to be utilized as a single agent or as an imaging agent for numerous cancers. The compound has been shown to be effective against approximately 100 different tumors. In other studies, SBP002 was shown to be twice as effective as the current gold standard treatment for Non Small Cell Lung Cancer ("NSCLC"), more potent than any of the current treatments for Mesothelioma and is not only a strong single agent, but is an effective potentiator of other chemotherapeutics. Solbec has also demonstrated that cells treated with multiple cycles of SBP002 do not appear to develop any form of chemo-resistance to SBP002, a major problem with most current therapies.

SBP002 is also a broad acting compound that undergoes selective preferential binding to many cancer cells. Solbec considers that SBP002's mechanism of action may constitute a new and unique anti-cancer approach.

In Human compassionate use studies (conducted in Australia), human patients have been treated and the results have been promising. A majority of SBP002 treated patients have exhibited at least one of the three benefits of chemotherapy including, tumor shrinkage, prolongation of life or simply by palliation of symptoms. There has also been no serious toxicity noted in any of the treated patients. The Company is now poised to move into Phase I clinical studies.

The Company is also in the process of developing a product for the treatment of Psoriasis, a common skin condition. The market for Psoriasis treatment is extremely substantial.

4.3 Hormone Replacement Therapy

In addition to SBP002, the Company has a Joint Venture with Lawley Pharmaceuticals for its hormone replacement therapy ("HRT") technology. Lawley Pharmaceuticals is a producer of a range of HRT creams containing naturally occurring hormones progesterone, testosterone and oestradiol. As part of the JV established in November 2000, Solbec agreed to fund the clinical trials and regulatory process for the technology that underpins a range of steroid creams for topical application in HRT up to $850,000. In consideration of this expenditure, Solbec has the right to earn a 49.9% ownership of the relevant technologies. Clinical trials have demonstrated promising results and Solbec is funding additional clinical trials on HRT creams to establish the efficacy, side effects and the comparative effectiveness of the products developed.

4.4 Intellectual Property

Solbec controls a portfolio of intellectual property that is broad and diverse. The set of patents for SBP002 protects the intellectual property in the United States and Europe as well as a large number of other countries. The Company holds a patent, filed in 1990 (the "1990 Patent") that is general in scope and covers a broad range of glycoalkaloids, both in terms of the nature of the carbohydrate component as well as the nature of the steroid component. This patent covers a wide range of therapeutic uses (anti cancer, spermicide, etc.), steroid synthesis uses (the aglycone component is a pre-cursor for synthesis of oestrogen) as well as the extraction, purification and formulation for therapeutic and diagnostic uses. In addition to the 1990 Patent, the Company filed in 2000 a patent co-operation treaty ("PCT"). This filing covers a more limited range of therapeutic uses of glycoalkaloids than the 1990 Patent. The filings include the February 2002 Patent (covers the rhamnose-binding endogenous endocytic lectin ("EEL") on cancer cells and its ligand binding properties), the June 2002 Patent (covers the separation and purification of the glycoalkaloids via a

new and novel manufacturing method developed by Solbec) and the July 2002 Patent covers various aspects of the 1:1 mix of glycoalkaloids. A provisional patent lodged in November 2002 covers the application of the drug for reducing the production of Interlukin-6 a chemical that is produced naturally in the body and causes inflammation as well as other symptoms.

5. TERMS AND CONDITIONS OF OPTIONS

The Option will entitle the holder to subscribe for Shares on the following terms:

i. Each Option entitles the holder to subscribe for and be allotted one Share at prices set out in (ii) depending on when the Option is exercised.

ii. The Options are exercisable at any time prior to 5.00pm WST on a date 3 years from the date of issue of the Options ("Expiry Date") by notice in writing to the Company accompanied by payment of the exercise price, being

- 12 cents per option within 12 months of the date of issue of the Options;
- 20 cents per option within 24 months of the date of issue of the Options; or
- 30 cents per option within 36 months of the date of issue of the Options.

iii. The Options may be exercised in whole or in part. If the Options are exercised in part, each notice of exercise must be for not less than 5,000 Options and thereafter in multiples of 1,000 Options.

iv. Application will be made to ASX for official quotation of the Options.

v. Shares will be allotted and issued pursuant to the exercise of Options not more than ten (10) Business Days after receipt of a properly executed notice of exercise of the Options and payment of the requisite application moneys.

vi. Shares issued upon exercise of the Options will rank equally in all respects with the Company's then existing ordinary fully paid Shares. The Company will apply for official quotation by ASX of all Shares issued upon exercise of the Options.

vii. There are no participating rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered or made to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten (10) Business Days after the issue is announced. This will give optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

viii. In the event of any new or bonus issues, there are no rights to a change in the exercise price or the number of underlying securities over which the Options can be exercised.

ix. In the event of any reorganisation (including a consolidation, sub-division, reduction or return) of the issued capital of the Company on or prior to the Expiry Date, the rights of the optionholder will be changed to the extent necessary to comply with the applicable Listing Rules at the time of the reorganisation.

x. The Company will, at least twenty (20) Business Days before the expiry date of the Options, send notices to the optionholders stating the name of the optionholder, the number of Options held and the number of shares to be issued on exercise of the Options, the exercise price, the due date for payment, and the consequences of non-payment.

6. RIGHTS ATTACHING TO SHARES

Rights Attaching to Shares

The rights attaching to the Shares arise from a combination of Solbec's Constitution, statute and general law. The following is a summary of the more significant rights attaching to Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of shareholders. To obtain such a statement, persons should seek independent legal advice. Full details of the rights attaching to Shares are set out in Solbec's Constitution, a copy of which is available for inspection at Solbec's registered office during normal business hours. The following is a summary of the major provisions of the current Constitution of the Company.

(a) Share Capital
The share capital of the Company consists of Shares. All Shares are of the same class and rank equally in all respects.

(b) Voting Rights
Subject to any rights for the time being attached to any class or classes of shares and provided no amount due and payable in respect of a call is unpaid, at present there are no partly paid shares or unpaid calls, and at a general meeting of the Company every holder of Shares present in person or by proxy, attorney or representative has on a show of hands one vote, and on a poll one vote, per Share.

(c) Dividend Rights
Subject to the rights of holders of Shares issued with any special preferential or qualified rights, the profits of the Company which the Directors of the Company may from time to time determine to distribute by way of dividend will be declared and paid according to the number of Shares held by the member irrespective of the amount paid up or credited as paid on the Shares.

(d) Rights on Winding-up
Subject to the right of holders of Shares issued upon special terms and conditions, if the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind, the whole or any part of the property of the Company and may, with the authority of a special resolution, rest the whole or any part of any such property in trustees on such trusts for the benefit of the contributaries as the liquidator thinks fit.

(e) Transfer of Shares
Subject to the Company's Constitution, the Corporations Act and ASX Listing Rules, the Company's Shares are freely transferable.

(f) Creation and Issue of Further Shares
The allotment and issue of any new Shares is at the discretion of the Company in General Meeting. Subject to any restrictions on the allotment of Shares imposed by the Company's Constitution, the Corporations Act or ASX Listing Rules, the Board may issue those new Shares on such terms and conditions, and with rights and privileges, as the Board from time to time may determine.

(g) Variation of Rights
At present the Company has only Ordinary Shares on issue. If shares of another class are issued, the rights, privileges and restrictions attaching to the Shares may be altered with the sanction of a special resolution passed at a separate general meeting of the Shareholders of the Shares, or with the written consent of at least three quarters of the Shareholders of the Shares.

(h) General Meetings
Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Company's Constitution, Corporations Act or the Listing Rules.

(i) Buy Back

The Company may buy Shares in itself in accordance with the Corporations Act on the terms and at the times determined by the Board.

(j) Calls on Shares

Where Shares are issued as partly paid whether as to capital or premium, at present there are none, the Directors may make calls upon the holders of those Shares to pay the whole of or a portion of the balance of the issue price. If a shareholder fails to pay a call or instalment of a call, then subject to the Corporations Act and the Listing Rules the Shares in respect of the call maybe forfeited in accordance with the Company's Constitution.

7. Effect of the Offer

7.1 Capital Structure

The capital structure of the Company following the completion of the Offer is summarised below (based upon full subscription level being achieved):

Issued and Paid Up Capital	Number of Shares	$
Fully paid ordinary Shares	159,269,780	16,045,940
Proceeds from this Issue *		758,836
	159,269,780	16,804,776

Options	Number of Options	Exercise Price
Unquoted Options, exercisable on or before 31 December 2004, on issue	3,000,000	$0.15
Options offered pursuant to this Prospectus	157,767,385	**
	160,767,385	

* Gross proceeds of $788,836 assuming full subscription less $30,000 being costs associated with this Offer.

** Options are exercisable at:
- 12 cents within 12 months of the date of issue of the Options;
- 20 cents within 24 months of the date of issue of the Options; or
- 30 cents within 36 months of the date of issue of the Options.

7.2 Statement of Financial Position

The Proforma financial position of the Company at the completion of the Offer has been calculated using unaudited financial data as at 31 May 2003 assuming full subscription.

Consolidated Statement of Financial Position of
SOLBEC PHARMACEUTICALS LTD

	As at 30 June 2002 (audited)	As at 31 May 2003 (unaudited)	Notes	Proforma 31 May 2003 (unaudited)
CURRENT ASSETS	**$**	**$**		**$**
Cash	2,515,402	1,997,866	2	2,756,702
Receivables	37,994	-		-
TOTAL CURRENT ASSETS	2,553,396	1,997,866		2,756,702
NON CURRENT ASSETS				
Inventories	25,000	25,000		25,000
Plant and equipment	140,415	175,544		175,544
Other financial assets	1,343,250	298,629		298,629
Intangible assets	34,585	71,341		71,341
Mineral exploration and evaluation expenditure	1,705,252	1,712,148		1,712,148
TOTAL NON CURRENT ASSETS	3,248,502	2,282,662		2,282,662
TOTAL ASSETS	5,801,898	4,280,528		5,039,364
CURRENT LIABILITIES				
Payables	299,471	45,917		45,917
Provisions	16,033	-		-
TOTAL CURRENT LIABILITIES	315,504	45,917		45,917
NET ASSETS	5,486,394	4,234,611		4,993,447
EQUITY				
Issued capital	16,045,940	16,045,940	1	16,804,776
Reserves	1,724,324	1,724,324		1,724,324
Accumulated losses	(12,283,870)	(13,535,653)		(13,535,653)
TOTAL EQUITY	5,486,394	4,234,611		4,993,447

Notes: 1. Equity capital

Share capital 31 May 2003	16,045,940
Issue under prospectus	788,836
Costs of the issue	(30,000)
	16,804,776

2. Cash reconciliation

Cash at bank at 31 May 2003	1,997,866
Proceeds from the issue	788,836
Costs of the issue	(30,000)
	2,756,702

3. Less than full subscription

In the case where the Offer is less than fully subscribed the effect on the cash reserves and issued capital figures in the proforma balance sheet will be as follows:

	25%	50%	75%	100%
Cash at bank	(591,627)	(394,418)	(197,209)	-
Issued capital	(591,627)	(394,418)	(197,209)	-

For example if the Offer is subscribed to only 25% then proforma cash reserves will be $591,627 lower than as shown in the proforma statement of financial position at 31 May 2003. Similarly issued capital would be $591,627 lower.

8. ADDITIONAL INFORMATION

8.1 Risk Factors

The business activities of Solbec are subject to risks which may impact on its future performance. There can be no guarantees that Solbec will achieve its stated objectives or that any forward looking statements will eventuate.

An investment in Solbec should be considered speculative. Set out below is a non-exhaustive list of some of the risk factors which should be considered before subscribing for Options under this Prospectus. Some of these risk factors can be mitigated by the use of safeguards and appropriate systems and actions, but many are outside the control of Solbec and cannot be mitigated.

Possible Volatility of Share Price
The trading price of the Shares is likely to be volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in Solbec's operating results, announcements of innovations or new services by Solbec or its competitors, changes in financial estimates by securities analysts, conditions or trends in the pharmaceutical industry, changes in the market valuations of other pharmaceutical companies, announcements by Solbec or its competitors or significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Shares or other Securities of Solbec in the open market and other events or factors, many of which are beyond Solbec's control.

Further, the stock markets in general, have experienced significant price and volume fluctuations that have often not been related to the operating performance of these companies. Broad market and industry factors may materially and adversely affect the market price of the Securities, regardless of Solbec's operating performance.

Market fluctuations as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, may also adversely affect the market price of the Securities.

Reliance on Key Personnel
Solbec's prospects depend in part on the ability of its executive officers and senior management to operate effectively, both independently and as a group. To manage its growth, Solbec must attract and retain additional highly qualified management, and continue to implement and improve operational, financial and management information systems.

Competition Risk
There is a high level of competition in the pharmaceutical industry generally. It is possible that pharmaceutical companies will develop products similar to those of Solbec. If that was to occur, it may have a material adverse effect on the operating and financial performance of Solbec.

Such competition can have the effect of:
- rendering costly research and development obsolete;
- decreasing the financial value of products or research products; and
- reducing pricing and profit margins.

Pharmaceutical Research
There are inherent risks in pharmaceutical research and development which include:
- uncertainty of the outcome of Solbec's research; difficulties or delays in development of Solbec's drug candidates; and
- general uncertainty related to the scientific development of new medical products.

Regulatory Approvals
Complex government and health regulations, which are subject to change, add uncertainty to obtaining approval to market pharmaceutical products.

Delays may be experienced in obtaining regulatory approvals and these may add to Solbec's cost and delay products from entering the market place. This may adversely affect Solbec's competitive position in the market.

There can be no assurance that regulatory clearance will be obtained for a product or that the data obtained from clinical trials will not be the subject of varying interpretations.

Additional Capital Requirements
Pharmaceutical research and development activities require a high level of funding over a long period of time. Substantial additional funding may be required from time to time to complete the commercialisation of Solbec's products. There is no assurance that additional funding will be available to Solbec in the future or be secured on acceptable terms.

Market Acceptance
Market acceptance of Solbec's products is uncertain. These uncertainties can be caused by: difficulties in marketing any of Solbec's drug candidates including those associated with price, drug delivery, dosage required, delays in marketing any of Solbec's drug candidates; the advancement of new competitive products; and the discovery and development of a new drug. Accordingly there can be no assurance that Solbec's formulation, if approved for marketing will be successful in the market place, or that Solbec will receive any profits from the sale of its products.

Risk of Product Liability
Solbec's business exposes potential product liability risks which are inherent in the research and development, pre clinical study, clinical trials, manufacturing, marketing and use of human therapeutic products. Solbec will seek to obtain adequate product liability insurance whenever prudent. There can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts, if at all, or that a product liability or other claim would not materially and adversely affect the business or financial condition of Solbec.

Technology Intellectual Property Rights
Solbec's success may depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. Because the patent positions of biotechnology and pharmaceutical companies can be highly uncertain and frequently involve complex legal and factual questions, neither the breadth of claims allowed in biotechnology and pharmaceutical patents, nor their enforceability, can be predicted with any certainty. There can be no assurance that any patents which Solbec may own or control will afford Solbec commercially significant protection of its technology or its products or have commercial application.

8.2 Interests of Directors

Except as disclosed in this Prospectus, no Director (whether individually or in consequence of a Director's association with any company or firm or in any material contract entered into by the Company) has now or has had in the two year period ending on the date of this Prospectus, any interest in:

(a) the formation or promotion of the Company;

(b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of Securities; or

(c) the offer of the Securities.

Except as disclosed in this Prospectus, no amount of any kind (whether in cash or shares or otherwise) has been paid or agreed to be paid to any Director or to any company or firm with which a Director is associated to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her or any company or firm with which the Director is associated in connection with the promotion or formation of the Company or the offer of the Securities.

The relevant interests of Directors in the Securities of the Company as at the date of this Prospectus are set out below:

Director	Shares	Unquoted Options
Anthony Kiernan	75,000	-
Michael Grant *	364,339	-
Peter Alcock	250,000	-
Stephen Carter	1,102,058	1,500,000

* Michael Grant holds an interest in 1,800,000 Previous Options which will entitle him to participate in the Offer.

8.3 Underwriting Agreement

Mr Anthony Kiernan, Mr Michael Grant, Mr Peter Alcock and Mr Stephen Carter ("the Underwriters") have collectively entered into an agreement with the Company to underwrite a total of 11,000,000 Options pursuant to this Prospectus, being an underwriting commitment of $55,000, for which they will receive a fee of 0.5% being a total fee of $275.

The Underwriters may terminate the underwriting agreement in the event that:

(a) the ASX All Ordinaries index falls by more than 10% from its level on the date of this Prospectus; or

(b) there is a material adverse change in the finances and operations of the Company that in the reasonable opinion of the Underwriters may adversely affect the ability of the Company to meet its short to medium term objectives.

8.4 Interests of Named Persons

Except as disclosed in this Prospectus, no expert or promoter, or any other person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, nor any firm in which any of those persons is or was a partner nor any company in which any of those persons is or was associated with, has now, or has had, in the two year period ending on the date of this Prospectus, any interest in:

i) the formation or promotion of the Company; or

ii) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of securities; or

iii) the offer of the securities.

Except as disclosed in this Prospectus, no amounts of any kind (whether in cash or Shares or otherwise) have been paid or agreed to be paid to any expert, promoter, or any other person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus, or to any firm in which any of those persons is or was a partner or to any company in which any of those persons is or was associated with, for services rendered by that person in connection with the formation or promotion of the Company or offer of the securities.

8.4 Consent

The following consents have been given in accordance with the Corporations Act and have not been withdrawn as at the date of lodgement of this Prospectus with ASIC:

8.4.1 Computershare Investor Services Pty Limited

Computershare Investor Services Pty Limited has given its consent to be named as the Share Registry of the Company in this Prospectus and has not withdrawn such consent before lodgement of this Prospectus with ASIC. Computershare Investor Services Pty Limited has not been involved in the preparation of any part of this Prospectus and other than this paragraph and the references in this Prospectus to its name, and specifically disclaims liability to any person in respect of any misleading or deceptive statement in, or omission from, any part of this Prospectus.

8.4.2 Ernst & Young

Ernst & Young has given its consent to be named as the Auditor of the Company in this Prospectus and has not withdrawn such consent before lodgement of this Prospectus with ASIC. Ernst & Young has not been involved in the preparation of any part of this Prospectus and other than this paragraph and the references in this Prospectus to its name, and specifically disclaims liability to any person in respect of any misleading or deceptive statement in, or omission from, any part of this Prospectus.

8.5 Share Trading History

The highest and lowest market price of the Company's Shares on ASX during the three months immediately preceding the date of this Prospectus and the respective dates of those sales and the last sale on the Business Day immediately preceding the date of this Prospectus, were:

	SHARES	
	Value	**Date**
Highest	9.4 cents	5 May 2003
Lowest	7.0 cents	1 July 2003
Last	8.0 cents	15 July 2003

8.6 Expenses of the Offer

The estimated expenses of the Offer are:	$
ASIC	1,800
ASX	6,651
Other (printing, mailing, consultants, approx.)	21,549
Total Estimated Costs	30,000

8.7 Continuous Disclosure

Disclosing entities are, pursuant to the Corporations Act, entitled to issue a prospectus satisfying the test set out in section 713 of the Corporations Act where the securities offered by the prospectus are quoted ED Securities and the securities are in a class of securities that were quoted ED Securities at all times in the 12 months before the issue of the prospectus. A transaction specific prospectus is only required to contain information related to the issue of Securities the subject of the prospectus. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure obligations now required of disclosing entities means that all this information should have previously been released to the market.

The Company is a "disclosing entity" for the purposes of Section 111AC of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations which require it to disclose to ASX any information of which it is, or becomes, aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of Securities of the Company.

8.8 Documents Available for Inspection

The Company as a disclosing entity under the Corporations Act is subject to regular reporting and disclosure obligations. These obligations require the Company to:

i) prepare and lodge with ASIC and ASX both annual and half yearly financial reports accompanied by a Directors' declaration and report, and an independent audit or review report;

ii) immediately notify ASX of any information concerning the Company of which it is aware, or becomes aware, and which a reasonable person would expect to have a material effect on the share price or value of securities of the Company.

The Company will provide a copy of each of the following documents, free of charge, to any person who asks for it prior to the Closing Date:

(a) the audited financial report of the Company for the financial year ended 30 June 2002 (being the last financial report for a financial year to be lodged with ASIC/ASX in relation to the Company before the issue of this Prospectus) and the half yearly financial report for the six months ended 31 December 2002; and

(b) all continuous disclosure documents including financial reports lodged with ASX during the period starting after lodgement of the financial report referred to in paragraph (b) above and ending before the issue of this Prospectus, being the documents referred to in Section 8.9 of this Prospectus.

Copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC.

8.9 Stock Exchange Releases

ASX releases since the date of release of 2002 Annual Report, being 25 October 2002, are listed below:

DATE	DETAILS
3 July 2003	Signs Agreement to sell Jervois Range Copper Project
18 June 2003	Option entitlement issue – Additional information
13 June 2003	Notice of General Meeting
13 June 2003	Investor Newsletter
11 June 2003	Options entitlement issue
10 June 2003	Options expiring 30 June 2003
27 May 2003	Divesting of Mineral Assets
20 May 2003	Research & Development Refund
9 May 2003	Change of Director's Interest Notice
5 May 2003	Press Release Sunday Times
28 Apr 2003	Commitments Test Entity - Third Quarter Report
28 Apr 2003	Awarded Govt Grant for Anti-Cancer Drug
2 Apr 2003	Initial Director's Interest Notice
31 Mar 2003	Change of Director's Interest Notice
28 Mar 2003	Final Director's Interest Notice
28 Mar 2003	Initial Director's Interest Notice
28 Mar 2003	Change in Board of Directors
20 Mar 2003	Half Yearly Report
19 Mar 2003	Change of Director's Interest Notice
19 Mar 2003	Change in substantial holding

18 Mar 2003	Half Year Accounts

8.9 Stock Exchange Releases (Continued)

DATE	DETAILS
14 Mar 2003	Half Yearly Report
19 Feb 2003	Change of Director's Interest Notice
18 Feb 2003	Update on cancer drug SBP002
17 Feb 2003	Change of Director's Interest Notice
14 Feb 2003	Change of Director's Interest Notice
31 Jan 2003	Commitments Test Entity - Second Quarter Report
24 Jan 2003	Completion of Further Study with JV Partner Lawley Pharmaceuticals
20 Dec 2002	Achieves ISO 9001 Certification
13 Dec 2002	Change of Director's Interest Notice
10 Dec 2002	Effect of expanded range of human mesothelioma cell lines
27 Nov 2002	Results of AGM
8 Nov 2002	Annual Report/Top 20
1 Nov 2002	Commitments Test Entity – First Quarter Report
31 Oct 2002	Notice of Annual General Meeting

9. DIRECTORS' STATEMENT

The Directors state that they have made all reasonable enquiries and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect of any other statements made in the Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons have given their consent to the statements being included in the Prospectus in the form and context in which they are included and have not withdrawn that consent prior to lodgement of this Prospectus with ASIC.

Each Director has consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent.

STEPHEN CARTER
Managing Director



SOLBEC
PHARMACEUTICALS LTD

SHAREHOLDERS GENERAL MEETING

The Extraordinary General Meeting of shareholders was held today. All resolutions which were the subject of the Notice of Meeting were passed unanimously.

Stephen Carter
Managing Director

16th July 2003

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	30th JUNE 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(94)	(359)
	(b) advertising and marketing	-	-
	(c) research and development	(211)	(905)
	(d) leased assets	-	-
	(e) other working capital	(37)	(341)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	20	76
1.5	Administration	11	50
1.6	GST	1	(5)
1.7	Exploration	-	(39)
	Government Grants	60	60
	Tax Refund	319	319
	Net operating cash flows	**69**	**(1144)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	69	(1144)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments	-	(2)
	(c) intellectual property	(7)	(26)
	(d) physical non-current assets	(10)	(303)
	(e) other non-current assets	-	(12)
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments	-	1098
	(c) intellectual property	-	-
	(d) physical non-current assets	14	138
	(e) other non-current assets		
1.11	Loans to other entities	(71)	(350)
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(74)	543
1.14	**Total operating and investing cash flows**	(5)	(601)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(5)	(601)
1.21	Cash at beginning of quarter/year to date	1919	2515
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**1914**	**1914**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	50
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments made at normal commercial rates and Directors Fees and Salary.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	243	761
4.2 Deposits at call	1671	1158
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	**1914**	**1919**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 11/07/03
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

ASX RELEASE **27 August 2003**
No. of Pages:

Jervois Range Copper Project

The Company refers to its announcement of 3 July 2003 in relation to the Jervois Range Copper Project.

Niagara Mining Ltd has advised Solbec that following its due diligence it did not wish to proceed with the acquisition of the Project on the terms conditionally agreed and announced on 3 July 2003. Niagara put a counter-proposal to Solbec which was not accepted. Consequently the contract for the sale of the Project to Niagara has been terminated.

The Directors are in advanced negotiations with another party although no agreement has at the date hereof been concluded.

The market will be kept fully informed of further developments.

- **ENDS –**

Released by:

Stephen Carter **Managing Director** Tel: 08 9446 755 Mob: 0412 154 029 Email: sjcarter@primus.com.au	**Anthony Keirnan** **Chairman** Tel: 08 9318 2039 Mob: 0418 912 843 Email: tony.kiernan@amnet.com.au

---



SOLBEC
PHARMACEUTICALS LTD

3rd September 2003

Non-Renounceable Entitlement Issue of Options

In relation to the Company's offer of 157,767,385 options pursuant to the prospectus dated 16 July 2003, it wishes to advise that applications were received for 124,097,438 options at an issue price of 0.5 cents per share for subscription funds of $620,712.05. The directors have resolved to issue all these options

The shortfall of 33,669,947 will be placed at the discretion of the Directors. The Directors confirm their underwriting commitment to the issue however their final take up will be determined by the shortfall placement.

These issued securities have been entered into the Company's uncertificated Optionholding register.

Stephen Carter
Managing Director

ID # 75506



SOLBEC
PHARMACEUTICALS LTD

4th September 2003

Solbec cancer drug may boost immunity

Scientists investigating the potential of a new cancer drug in Western Australia believe they have made a significant advance in not only killing cancer cells but in boosting the immune response, a process that could stave off the life-threatening disease.

The drug, SBP002, has been developed by Perth-based Biotechnology Company Solbec Pharmaceuticals Ltd (SBP) and has recently undergone a study carried out by the Department of Medicine at the University of Western Australia supervised by Professor Bruce Robinson.

Prof. Robinson and his team believe that in attacking the cancerous tumours, SBP002 may also trigger a boost to the immune system that identifies the tumour as a foreign body.

According to Solbec Chief Executive, Stephen Carter, "The possibility of giving the immune system a boost is very exciting. Cancer is difficult to treat partly because a cancerous cell is not usually identified by the body's immune system as being foreign. Consequently the immune system does not attack the cancer cells. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

"Our immune system is our primary defence against disease and if it doesn't identify a disease then the disease can quickly take over which typically happens with cancer," said Mr. Carter. "If successful these investigations could broaden the range of applications of SBP002 – specifically in providing a short-term priming of the body's immune system and ongoing enhancement of the normal immune mechanisms."

This additional indication may broaden the potential of SBP002 and allow the company to diversify its development risk. The board of Solbec considers this new development a major opportunity to expand the commercial potential of the company.

If further results from the UWA study confirm initial observations a completely new area of intellectual property could be forthcoming based on underlying immune supporting mechanisms.

The recently announced government funding will be specifically directed to a rigorous investigation of the immune supporting qualities of SBP002 by Prof. Robinson and his team. This effectively means Solbec will initially commit over $400,000 to this area of investigation over the next 14 months.

These additional financial commitments will not detract from the current ongoing work focusing on the phase 1 trial preparation for SBP002 and its application to cancer treatment.

For further information please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd

Hilarie Dunn
Media Relations for
Solbec Pharmaceuticals Ltd

Phone: +61 8 9446 7555
Stephen.carter@solbec.com.au
www.solbec.com.au

Phone: +61 2 92510110
Mobile: 0414 357 792
hilariedunn@bigpond.com

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are expected to begin later this year

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well-being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002.

Appendix 4E

Preliminary final report

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN, ARBN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
061 289 218		X	30 JUNE 2003

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities	down	36.97%	to	1281
Profit (loss) from ordinary activities after tax attributable to members	up	253.7%	to	(2522)
Net profit (loss) for the period attributable to members	up	253.7%	to	(2522)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend, N/A

Brief explanation of major changes to the results compared to the previous corresponding period;

- write down in the Company's exploration assets, to reflect market conditions and the Companies intentions to concentrate on pharmaceutical research. The write downs are reflected in the Statement of Financial Performance.
- an increase in research and development expenditure up to $1.35M, which is expensed when incurred.
- a reduction in revenue from trading of investments.

The appendix 4E is to be read in conjunction with the attached excerpts from the financial report.

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	1.86 cents	3.44 cents

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.

(Tick one)

☐	The financial statements have been audited.	☐	The financial statements have been subject to review.
X	The financial statements are in the process of being audited or subject to review.	☐	The financial statements have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available*

6 The entity has a formally constituted audit committee.

Sign here:  .... Date: 12th September 2003
Company secretary

Print name: John Sendziuk

Statement Of Financial Performance

For The Year Ended 30 June 2003

	Note	2003 $	2002 $
Revenue From Ordinary Activities	2(a)	**1,281,197**	**2,032,752**
Exploration and evaluation expenditure		(384,343)	(92,557)
Research and development expenditure		(1,353,033)	(1,011,002)
Write down of tenement values		(740,443)	(69,492)
Share of loss of associate accounted for using the equity method	9a	(149,370)	(86,094)
Other expenses from ordinary activities	2 (b)	(1,495,575)	(1,768,125)
Loss From Ordinary Activities Before Income Tax		(2,841,567)	(994,518)
Income Tax Benefit Relating To Ordinary Activities	3	319,440	-
Loss From Ordinary Activities After Income Tax Attributable To Members Of Solbec Pharmaceuticals Ltd	15(b)	**(2,522,127)**	**(994,518)**
Total revenues, expenses and valuation adjustments attributable to members of Solbec Pharmaceuticals Ltd recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners as owners		(2,522,127)	(994,518)
Basic earnings/(loss) per share - cents per share	22	(1.6)	(0.6)
Diluted earnings/(loss) per share - cents per share	22	(1.6)	(0.6)

Statement Of Financial Position

As At 30 June 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets	20(a)	1,914,265	2,515,402
Receivables	4	102,055	37,994
Total Current Assets		2,016,320	2,553,396
NON-CURRENT ASSETS			
Inventories	5	25,000	25,000
Plant and equipment	6	170,592	140,415
Other financial assets	8	450,212	1,343,250
Land and improvements	7	254,654	-
Intangible assets	13	58,555	34,585
Mineral exploration and evaluation expenditure	10	500,000	1,705,252
Total Non-Current Assets		1,459,013	3,248,502
Total Assets		**3,475,333**	**5,801,898**
CURRENT LIABILITIES			
Payables	11	495,350	299,471
Provisions	12	15,716	16,033
Total Current Liabilities		511,066	315,504
Total Liabilities		511,066	315,504
Net Assets		**2,964,267**	**5,486,394**
EQUITY			
Contributed equity	14	16,045,940	16,045,940
Reserves	15	1,724,324	1,724,324
		17,770,264	17,770,264
Accumulated Losses		(14,805,997)	(12,283,870)
Total Equity		**2,964,267**	**5,486,394**

Statement Of Cash Flows

For The Year Ended 30 June 2003

	Note	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from operations		211,908	103,897
Payments to suppliers and employees		(687,683)	(330,652)
Payments for mineral exploration areas		(43,264)	(109,928)
Borrowing costs paid		(298)	-
Payments relating to research projects		(962,192)	(1,011,022)
Income Tax refunds		319,440	-
Interest received		75,793	149,483
Net Cash Used In Operating Activities	20(b)	**(1,086,296)**	**(1,198,202)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(55,223)	(120,477)
Proceeds from sale of plant and equipment		33,701	4,545
Proceeds from investments		1,098,421	1,772,686
Payments for exploration security deposits		(1,354)	(37,214)
Payments for investments		(304,682)	(1,696,048)
Proceeds from sale of exploration tenements		4,000	-
Payments for exploration tenements		-	(1,512)
Payment for Baldivis Property		(254,654)	-
Payments for intangible assets		(35,050)	(34,586)
Net Cash Provided By/(Used In) Investing Activities		**485,159**	**(112,606)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from shares issued		-	-
Share issue expenses		-	-
Proceeds from options issues		-	-
Net Cash Provided By Financing Activities		**-**	**-**
Net increase (decrease) in cash held		(601,137)	(1,310,808)
Cash held at the beginning of the financial year		2,515,402	3,826,210
Cash Held At The End Of The Financial Year	20(a)	**1,914,265**	**2,515,402**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1a. Basis Of Presentation

This is a general purpose financial report of the Company that has been drawn up in accordance with applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial statements have been prepared on the basis of historical costs.

The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to employee benefits.

The company has adopted the revised Accounting Standard AASB 1028 "Employee Benefit", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously the company measured the provision for employee benefit based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. As the impact of this change is immaterial to the company, no adjustment has been made against accumulated losses.

1b. Mineral Exploration Expenditure

Costs incurred during exploration and evaluation are accumulated. Exploration and evaluation costs shown in the statement of financial position represent an accumulation of net direct exploration and evaluation costs incurred by the company in relation to the acquisition of areas of interest for which rights of tenure are current and expected to be maintained and in respect of which:

i) such costs are expected to be recouped through successful development and exploitation of the area or through its sale; and
ii) exploration and/or evaluation activities in the areas have not yet reached a stage which permits an assessment of the existence or otherwise of economically recoverable reserves.

The directors regularly review the capitalised exploration costs including acquisition costs and where appropriate areas of interest are written down to their recoverable amount. In addition to this a further provision have been made to reflect the current market conditions.

The ultimate recoupment of costs related to the areas of interest in the exploration and evaluation phase is dependent on the successful and commercial exploitation of the relevant areas.

1c. Depreciation Of Plant And Equipment

Plant and equipment is brought to account at cost and is depreciated on a diminishing value basis so as to write off the net cost of fixed assets over the periods of their expected useful lives. The rates of depreciation are between 18-30% per year (2002: 18-30% per year).

1d. Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

1e. Income Tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an assets unless the benefit is vitally certain of being realised.

1f. Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

1g. Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

1h. Inventories

The stock pile of ore has been valued by the directors and was calculated as the net realisable value at balance date.

1i. Investments

Investments in other listed companies are carried at the lower of cost and recoverable amount, being a directors valuation based on market values at the time of valuation. Dividends are recognised when declared by the investee.

1j. Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the company. Trade accounts are normally settled in 60 days.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

1k. Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

a) Interest received / Investment disposal proceeds
Control or a right to receive consideration for the provision of, or investment in, assets has been attained.

b) Administration fees
Revenue is only recognised to the extent that costs have been incurred.

c) Sale of goods
Control of goods has passed.

1l. Cash And Cash Equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts. Interest is charged as an expense as it accrues.

1m. Research And Development Costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

1n. Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standard AASB 1005 "Segment Reporting".

1o. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

1p. Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

1q. Intangibles

Patents and Trademarks are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

1r. Employee Benefits

Provisions is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

1t. Government Grants

Government Grants are recognised in the accounts when they are received. Any amount received which is applicable to another accounting period is carried forward as a prepayment.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

	Note	2003 $	2002 $
2. REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES			
2a. Revenue From Ordinary Activities			
Administration fees		42,534	61,408
Interest received		75,453	150,303
Product sales		6,720	-
Proceeds from disposal of investments		1,098,421	1,772,686
Underwriting fees		-	43,810
Government Grants		24,368	-
Proceeds from disposal of non current assets		33,701	4,545
		1,281,197	**2,032,752**
2b. Other Expenses From Ordinary Activities			
Provision For Diminution In Value Of Investments		98,654	275,949
Written Down Value Of Disposed Non Current Assets		957,215	916,741
Corporate Administration Costs			
ASX fees		18,177	21,479
Depreciation of plant		18,079	13,783
Other administration expenses		169,464	291,547
Salaries and wages		53,434	45,140
Share registry expenses		20,759	50,170
Rent		35,155	59,674
Legal expenses		52,190	27,852
Consulting fees		52,930	65,790
Amortisation of intangibles		19,518	-
Total Administration Costs		439,706	575,435
Total Other Expenses From Ordinary Activities		**1,495,575**	**1,768,125**
2c. Gains/Losses			
Gain/(loss) on disposal of investments		147,702	857,030
Gain/(loss) on disposal of plant and equipment		27,205	3,460
Total Gain On Disposal On Non Current Assets		**174,907**	**860,490**

	Note	2003 $	2002 $
3. INCOME TAX			
No income tax is payable by the company as it incurred a loss for the year for income tax purposes.			
Prima facie tax benefit on operating loss at 30% (2002: 30%)		(852,470)	(298,355)
Tax Effect Of Permanent Differences at 30% (2002: 30%)			
Tax refund for Research & Development		(319,440)	-
Diminution in value of investment accounted for under equity method		44,811	25,829
Future income tax benefit not brought to account		807,659	272,526
Income Tax Expense Attributable To Loss From Ordinary Activities		**(319,440)**	**-**

The company has no residual deductible exploration and research expenditure (2002: $353,297) and losses for income tax and capital gains tax purposes unrecouped at balance date of approximately $7,642,132 (2002: $7,636,586) (subject to confirmation by the Commissioner of Taxation). The aggregate future income tax benefit of $2,292,640 (2002: $2,290,976) has not been carried forward as an asset in the statement of financial position as realisation of the benefit is not regarded as virtually certain and will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the exploration expenditure and tax losses to be realised;

(b) the company continues to comply with the conditions for deductibility imposed by the law; and

(c) no changes in tax legislation adversely affect the company in realising the benefit from the tax losses.

	Note	2003 $	2002 $
4. CURRENT ASSETS - RECEIVABLES			
Receivables		55,914	34,961
Prepayments		43,448	-
Accrued interest		2,693	3,033
		102,055	**37,994**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

	Note	2003 $	2002 $
5. NON-CURRENT ASSETS - INVENTORIES			
Ore Stockpile On Hand			
At net realisable value		25,000	25,000
		25,000	**25,000**
6. NON-CURRENT ASSETS - PLANT AND EQUIPMENT			
Plant And Equipment			
Cost		201,855	225,477
Accumulated depreciation		(31,263)	(85,062)
		170,592	**140,415**
Reconciliation			
Carrying amount at the beginning of the year		140,415	34,806
Additions		55,223	120,477
Disposals		(6,497)	(1,085)
Depreciation		(18,549)	(13,783)
Carrying Amount At End Of Year		**170,592**	**140,415**
7. NON-CURRENT ASSETS - LAND AND IMPROVEMENTS			
Land and Improvements		254,654	-
		254,654	-
			-
Reconciliation			
Carrying amount at the beginning of the year		-	-
Additions		254,654	-
Carrying amount at End of Year		**254,654**	-
8. OTHER FINANCIAL ASSETS (NON CURRENT)			
Shares Listed On Prescribed Stock Exchange			
Cost		471,593	1,422,842
Provision for diminution on cost of shares		(59,948)	(116,806)
Security deposits		38,567	37,214
		450,212	1,343,250
At 30 June The Market Value Of Investments Were		**452,919**	**1,516,037**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

9. ASSOCIATED COMPANIES

Interests held in the following associated company

Name	Principal Activities	Ownership Interest	Ownership Interest 2002	Carrying Amount of Investment $	Carrying Amount of Investment 2002 $
Lawley Pharmaceuticals Ltd	Pharmaceuticals	48.99	31.2%	-	-

Voting rights - are in proportion to the share holding in the associated company.

9. ASSOCIATED COMPANIES

		2003 $	2002 $
Balance at beginning of the financial year			-
Reclassification of investment in an associate		-	238,759
New investments during the year		432,601	275,932
Share of associated companies loss from ordinary activities and extraordinary items after income tax		(149,370)	(86,094)
Provision for diminution in value of investment		(283,231)	(428,597)
Balance at end of financial year		-	-
9a. Retained Earnings Attributable To Associate			
Share of associate's loss from ordinary activities before income tax expense		149,370	107,030
Share of associate's income tax expense		-	-
Share of associate's loss from ordinary activities after income tax		149,370	107,030
Share of retained profits at beginning of the financial year		252,155	145,125
Share of accumulated losses at the end of the financial year		**401,525**	**252,155**
9b. Share of Associates Assets and Liabilities			
Assets		2,765	1,765
Liabilities		-	39,593
Share of Net Assets (Liabilites) at end of the financial year		**2,765**	**(37,828)**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

	Note	2003 $	2002 $
10. DEFERRED MINERAL EXPLORATION AND EVALUATION EXPENDITURE			
Mineral Exploration Expenditure			
Areas of interest which are in the exploration and evaluation stage		1,240,443	1,774,744
Write down to recoverable amount		(740,443)	(69,492)
		500,000	**1,705,252**
The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective mining areas. Amortisation of the costs carried forward is not being charged pending the commencement of production.			
11. PAYABLES (CURRENT)			
Trade creditors and accruals		495,350	299,471
		495,350	**299,471**
12. PROVISIONS			
Provision for annual leave		15,716	16,033
		15,716	**16,033**
13. INTANGIBLE ASSETS			
Curacel license		23,547	31,396
Glycoalkaloid patent		35,008	3,189
		58,555	**34,585**
Reconciliation			
Carrying amount at the beginning of the year		34,585	31,396
Additions		43,489	3,189
Amortisation		(19,519)	-
Carrying Amount At End of the Year		**58,555**	**34,585**
14. CONTRIBUTED EQUITY			
Issued Capital			
159,269,780 (2002 : 159,269,780) ordinary fully paid shares		16,045,940	16,045,940
		16,045,940	**16,045,940**

	Note	2003 $	2002 $
14a. Terms And Condition Of Contributed Equity			
Ordinary Shares			
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.			
14b. Options			
During the year ended 30th June 2003 the company issued 3,000,000 options exercisable at 15 cents per option on or before 31st December 2004, which are outstanding at the year end. All other options lapsed during the year.			
Movement in Options			
Balance at beginning of year		156,264,990	159,264,990
Granted to the Managing Director and key employees		3,000,000	-
Lapsed		(156,264,990)	(3,000,000)
Exercised		-	-
Balance At End Of Year		**3,000,000**	**156,264,990**
15. RESERVES AND RETAINED PROFITS			
Option premium reserve	15(a)	-	1,180,822
Lapsed option premium reserve		1,724,324	543,502
		1,724,324	1,724,324
Retained Profits	15(b)	(14,805,997)	(12,283,870)
Total Reserve And Retained Profits		**(13,081,673)**	**(10,559,546)**
The lapsed option premium reserve consists of a premium on options issued in the past and which lapsed.			
15a. Option Premium Reserve			
Balance at beginning of the financial year		1,180,822	1,180,822
Transferred to lapsed option premium reserve		1,180,822	-
Balance At End Of The Financial Year		-	**1,180,822**
15b. Retained Profits			
Balance at beginning of the year		(12,283,870)	(11,289,352)
Net loss		(2,522,127)	(994,518)
Balance At End Of Year		(14,805,997)	(12,283,870)

	2003 $	2002 $
16. SEGMENT INFORMATION		
Primary Segment - Business Segment		
The principal activity of the company was pharmaceutical research and mineral exploration.		
Mining		
Operating Revenue		
Other Revenue	33,701	4,545
Total Revenue	**33,701**	**4,545**
Segment Result	(1,097,582)	(169,647)
Segment Assets	538,568	1,715,086
Segment Liabilities	-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	109,928
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	470	2,294
Non-cash expenses included in segment expenses, other than depreciation and amortisation	740,443	162,049
Pharmaceuticals		
Operating Revenue		
Other Revenue	31,088	-
Total Revenue	**31,088**	**-**
Segment Result	(882,933)	(1,116,060)
Segment Assets	583,165	34,586
Segment Liabilities	511,066	315,504
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	353,367	432,297
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	8,148	9,182
Share of associates loss	149,370	86,094
Carrying value of investments in associates	Nil	Nil
Non-cash expenses included in segment expenses, other than depreciation and amortisation	452,119	428,597

	2003 $	2002 $
16. SEGMENT INFORMATION continued		
Unallocated (Corporate)		
Operating Revenue		
Interest	75,453	150,303
Other Revenue	1,174,656	1,877,904
Total Revenue	**1,250,109**	**2,028,207**
Segment Result	(541,612)	291,189
Segment Assets	2,353,600	4,052,226
Segment Liabilities		-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	1,430,557
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	9,931	2,307
Non-cash expenses included in segment expenses, other than depreciation and amortisation	(333,946)	(152,648)
Consolidated		
Operating Revenue		
Interest	75,453	150,303
Other Revenue	1,205,744	1,882,449
Total Revenue	**1,281,197**	**2,032,752**
Segment Result	(2,522,127)	(994,518)
Segment Assets	3,475,333	5,801,898
Segment Liabilities	511,066	315,504
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	353,367	1,972,782
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	18,549	13,783
Share of associates loss	149,370	86,094
Carrying value of investments in associates	Nil	Nil
Non-cash expenses included in segment expenses, other than depreciation and amortisation	858,616	437,998
The basis of inter-segment sales and transfers is current market price.		

Secondary Segment - Geographical Segment
The Company operated for the entire financial year within the one geographical segment being Australia.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

		2003 $	2002 $
17. EXPENDITURE COMMITMENTS			
17a. Exploration			
The company is in the process of relinquishing all of its exploration tenements and will only incur costs as required to maintain the tenements which are expected to be minimal.			
The minimum level of exploration commitments:			
- not later than one year is		5,000	50,000
- later than one year and not later than five years		-	-
- later than five years		-	-
17b. Company Premises			
The company entered into a lease contract for the premises it occupies at Unit 1, 298 Selby Street, Osborne Park on 1st December 2001. The lease is for 36 months.			
Commitments payable			
Not later than 1 year		56,184	56,184
Later than 1 year but not later than 5 years		37,472	94,286
17c. Capital Expenditure Commitments			
There were no capital expenditure commitments at balance date.			
18. REMUNERATION OF AUDITOR			
Amounts received, or due and receivable by the auditor for:			
Audit or review of the financial statements		21,000	21,900
Other		-	-
		21,000	**21,900**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

	2003 $	2002 $
19. RELATED PARTY INFORMATION		
19a. Names Of Directors		
The persons holding positions as directors of the company during the financial year were:		
M Ruane (Resigned 27/03/03)		
S Carter		
P J Alcock		
A Kiernan (Appointed 27/03/03)		
M Grant (Appointed 27/03/03)		
19b. Directors' Remuneration		
Income paid or payable, or otherwise made available in respect of the financial year, to all directors of Solbec Pharmaceuticals Ltd, directly or indirectly, from Solbec Pharmaceuticals Ltd or any related party:	259,618	224,203
	259,618	**224,203**
Number of directors whose remuneration (including superannuation contributions) was within the following bands:		
$0 - $9,999	2	-
$10,000 - $19,999	1	1
$40,000 - $49,999	-	-
$50,000 - $59,999	1	
$70,000 - $79,999	-	1
$80,000 - $89,999		-
$140,000 - $149,999	1	1

19c. Executives' Remuneration

The Company did not have any paid executives, other than the Managing Director Mr Carter. Payments paid to him have been disclosed in the Directors Report and amount to $168,665.

19d. Directors' Interests

Director	Ordinary Shares Direct Interest	Ordinary Shares Indirect Interest	Options Over Ordinary Shares Direct Interest	Options Over Ordinary Shares Indirect Interest
Peter J Alcock	250,000	-	-	
Stephen J Carter	-	1,102,058	-	1,500,000
Anthony Kiernan	75,000	-	-	-
Michael Grant	214,339	150,000	-	-

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

	2003 $	2002 $
19e. Transactions With Director Related Entities		
Management Fees of $110,687 (2002: $134,153) and reimbursement of out of pocket expenses of $40,066 (2002: $30,379) were paid to Pearlcove Pty Ltd a company in which one of the Directors, Stephen Carter is a Director. The services were provided on arms length terms. Mr Carter was also issued with 1,500,000 valued at $27,000.		
Metallurgical and Administration Consultancy Fees of $49,000 (2002: $59,500) and reimbursement of out of pocket expenses of $5,035 (2002: $2,184) were paid to Tyson Resources Pty Ltd a company in which one of the Directors, Michael Ruane is a Director. The services were provided on arms lengths terms.		
Geological consultancy fees of $2,625 (2002: $3,550) were paid to Petara Exploration Pty Ltd in which one of the Directors Peter Alcock is a Director. The services were provided on arms length terms.		
Payments to the Director related entities are included in Directors remuneration within the Directors' Report.		
19f.		
The Company has entered into an Agreement to Lease premises from Stirling Consolidated Pty Ltd for a period of five years on normal commercial terms and conditions. The annual rental is $23,017. Dr M Ruane has a (minority) beneficial interest in Stirling Consolidated Pty Ltd.		
Lease expenditure commitments		
Operating leases (non-cancellable)		
Minimum lease payments		
- not later than one year	23,017	23,017
- not later than one year and not later than five years	57,543	80,560
Aggregate lease expenditure contracted for at balance date	**80,560**	**103,577**

	2003 $	2002 $
20. NOTES TO THE STATEMENT OF CASH FLOWS		
20a. Reconciliation Of Cash		
Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:		
Cash at bank	242,706	106,854
Cash on hand	100	100
Term deposits	1,671,459	2,408,448
	1,914,265	**2,515,402**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

	2003 $	2002 $
20b. Reconciliation Of Net Loss After Income Tax To Net Cash Used In Operating Activities		
Operating loss after income tax	(2,522,127)	(994,518)
Exploration and tenement costs written off	353.297	69,492
Tenement values written off	240.443	-
Gain on disposal of non-current assets	(27,205)	(3,460)
(Gain)/loss on disposal of investments	(147,702)	(857,030)
Loss on Disposal of Tenements	7,512	-
Provision for diminution in value of non current assets	618,173	275,949
Share of loss of investment accounted for under equity method	149,370	86,094
Depreciation	18,549	13,783
Movement in Assets and Liabilities		
Receivables	(20.953)	11,590
Accrued interest	340	-
Prepayments	(43,448)	-
Trade creditors and accruals	287,772	183,865
Provisions	(317)	16,033
Net Cash Used In Operating Activities	**(1,086,296)**	**(1,198,202)**

20c. Non-Cash Investing And Financing Activities - Nil

At balance date, the following financing facilities had been negotiated and were available:

Total Facilities

Bank overdraft - Nil

Bank loans - Nil

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

21. FINANCIAL INSTRUMENTS

The company's accounting policies, including the terms and conditions of each class of financial liability and equity instrument, both recognized and unrecognised at the balance date, are as follows.

Short Term Deposits

Short term deposits are stated at nominal values. Interest is recognised in the statement of financial performance when earned.

Listed Shares

Listed shares are carried at the lower of cost or recoverable amount. Dividend income is recognised when the dividends are declared by the investee.

Trade Payables And Accruals

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company. Trade liabilities are normally settled on 60 day terms.

Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

21a. Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market, interest rates and the effective weighted average interest rates on this financial assets, is as follows:

2003	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	4.60	1,671,459	-	1,671,459
Trade receivables		-	102,055	102,055
Cash at bank	1.5	-	242,806	242,806
Investments		-	450,212	450,212
Total Financial Assets		1,671,459	795,073	2,466,532
Financial Liabilities				
Trade payables		-	495,350	495,350
Total Financial Liabilities		-	495,350	495,350
Net Financial Assets		**1,671,459**	**299,723**	**1,971,182**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

2002	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest Bearing Deposits	4.71	2,408,448	-	2,408,448
Trade Receivables		-	37,994	37,994
Cash at Bank and on hand	1.5%	106,854	100	106,954
Investments		-	1,306,036	1,306,036
Total Financial Assets		2,515,302	1,344,130	3,859,432
Financial Liabilities				
Trade Payables and provisions		-	315,504	315,504
Total Financial Liabilities		-	315,504	315,504
Net Financial Assets		**2,515,302**	**1,028,626**	**3,543,928**

21b. Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date, to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material risk exposure to any single debtor or group of debtors, under financial instruments entered into by it.

21c. Net fair values

Methods and assumptions used in determining net fair value.

For assets and other liabilities, the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form, other than listed investments. The economic entity has no financial assets where carrying amount exceeds net fair values at balance date.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to and forming part of the financial statements.

22. EARNINGS PER SHARE	2003	2002
Basic and diluted earnings per share - loss	(1.6 cents)	(0.6 cents)
Weighted average number of ordinary shares outstanding during the year in calculation of basic and diluted EPS	159,269,780	159,269,780
Loss used in calculating basic and diluted EPS	2,522,127	(994,518)

Options on issue are not considered to be dilutive.

23. CONTINGENT LIABILITES

Bonds are held with respect to mining licences for which Notices of Intent have been lodged. Bonds are set by the Department of Minerals and Energy, however there is no certainty that such bonds will be adequate to cover any environmental damage in the event of mining. The company is not able to determine the nature or extent of any further requirement in respect of changing environmental requirements.

24. SUBSEQUENT EVENTS

There were no material events subsequent to balance date.



SOLBEC
PHARMACEUTICALS LTD

SOLBEC NON RENOUNCEABLE OPTION ENTITLEMENT ISSUES FULLY SUBSCRIBED

Further to Solbec's announcement of 3 September 2003, the Directors advise that they have placed 25,719,947 of the shortfall options to unrelated parties. The Directors, pursuant to their respective underwriting commitments have subscribed for 7,400,000 of the shortfall.

Following the placement of the shortfall and the take up of the underwriting commitments, the directors advise that the issue of 157,767,385 options at 0.5 cents per option has been fully subscribed.

Whilst the Directors were keen to take up their full entitlements under the underwriting agreement, they reduced their entitlement from 11 million to 7.4 million options to enable a wider distribution of the shortfall.

The issue raised $788,836 before expenses and the expenses of the offer are anticipated to not exceed the $30,000 detailed in the Prospectus. Providing the company with $758,000 for ongoing development of our pharmaceutical projects.

The Directors were very happy with the response of the shareholders to the issue. They believe this confirms the shareholders support for the company and its projects.

Stephen Carter
Managing Director

17th September, 2003

ID # 79812



SOLBEC
PHARMACEUTICALS LTD

19th September 2003

SALE OF CAMPERDOWN LEASES

The Company advises that it has agreed to sell its interests in the Camperdown mineral Tenements, north of Coolgardie in Western Australia to Siberia Mining Corporation Ltd. The terms of the sale, which includes all mineral rights on MLA 40/633 and all minerals except lateritic nickel on MLA 40/634, are $25,000 cash and 1% net smelter return from production capped at $75,000.

Released by:

Stephen Carter
Managing Director
Tel: (08) 9446 7555
Mob: 0412 154 029
Email: stephen.carter@solbec.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are expected to begin later this year

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well-being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Carter
Date of last notice	4th Sept 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Pearlcove Investments Ltd Safe Harbour Superannuation Fund
Date of change	19th September 2003
No. of securities held prior to change	1,002,058 Ordinary Shares 1,500,000 unlisted Options
Class	Options
Number acquired	1,286,686
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6433.43
No. of securities held after change	1,002,058 Fully Paid Shares 1,500,000 Unlisted Options 1,286,686 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non Renounceable Entitlements Issue and underwriting

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Grant
Date of last notice	2nd April 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Troybridge Holdings Pty Ltd Options <Michael Grant Super Fund> Troybridge Holdings Pty Ltd
Date of change	19th September 2003
No. of securities held prior to change	364,339 Ordinary Shares
Class	Options
Number acquired	3,882,169
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19,410.84
No. of securities held after change	364,339 Fully Paid Shares 3,882,169 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non Renounceable Entitlements Issue and underwriting

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Jan Alcock
Date of last notice	

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19th September 2003
No. of securities held prior to change	Nil
Class	Options
Number acquired	1,125,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5625
No. of securities held after change	1,125,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non renounceable entitlement issue and underwriting

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	14 April 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as to 1,000,000 options
Date of change	19th September 2003
No. of securities held prior to change	75,000 ordinary shares
Class	Options
Number acquired	2,000,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,000
No. of securities held after change	75,000 shares 2,000,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non renounceable entitlement issue and underwriting

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

82-[illegible] 80123



SOLBEC
PHARMACEUTICALS LTD

22nd September 2003

TOP 20 OPTION HOLDERS

After successful completion of the Non-renounceable Entitlement Issue of options, please find herewith the Top 20 Option Holders and the spread of option holdings.

Stephen Carter
Managing Director

SOLBEC PHARMACEUTICALS LTD
TOP 20 OPTIONS HOLDERS AS AT 19/9/03

SPBOA EXPIRY 19/09/06

RANK	NAME	UNITS	% I/C
1	Yandal Investments	9,775,000	6.2
2	Mr Todd Bennett	5,426,934	3.44
3	Ms Angela Bennett	4,426,934	2.81
4	Mr Edwin Rootes	4,262,525	2.7
5	Zero Nominees	4,000,000	2.54
6	Tyson Resources	3,751,716	2.38
7	Mr Grant Bennett	3,595,306	2.28
8	Pine Valley Enterprises	3,147,375	1.99
9	Mr Grant Bennett	3,000,000	1.9
10	Troybridge Holdings	2,875,000	1.82
11	Wakeford Holdings	2,591,873	1.64
12	Rebb Investments	2,300,000	1.46
13	Mrs Angela Bennett	2,000,000	1.27
14	Vogmar Pty Ltd	1,750,000	1.11
15	Kelanco Pty Ltd	1,650,000	1.05
16	Australian Internet Management	1,562,301	0.99
17	Flea Pty Ltd	1,500,000	0.95
18	Kahl Nominees	1,469,983	0.93
19	Rebb Investments	1,357,000	0.86
20	Oceanbay Nominees	1,082,812	0.69

DISTRIBUTION AND NUMBER OF HOLDERS OF LISTED OPTIONS AT AT 19/9/03				
SPREAD OF HOLDINGS:			**HOLDERS**	**UNITS**
1	-	1,000	13	9,812
1,001	-	5,000	222	764,907
5,001	-	10,000	168	1,437,678
10,001	-	100,000	552	21,040,865
100,001	-	Over	228	134,514,123
			1183	**157,767,385**

Less than Marketable Parcel of 10000	
TOTAL	323



SOLBEC
PHARMACEUTICALS LTD

LAWLEY PHARMACEUTICALS

The Company advises that it has agreed to sell its interest in the Lawley Pharmaceuticals Joint Venture to Michael Buckley for $850,000 payable as follows:

(i) $550,000 on Settlement in December 2003;
(ii) $100,000 in December 2004; and
(iii) the balance of $200,000 upon registration in any market within the next 6 years of any of Lawley Pharmaceuticals current range of hormone replacement products (other than W.A. where current approvals are held).

The balance of the purchase price is to be fully secured.

The purchase price equates to the amount that Solbec has spent in the Joint Venture in endeavouring to obtain registration of certain hormone replacement therapies. The decision of the Directors to sell came following a comprehensive review of the JV including the status of registration and the current status of the hormone replacement therapy market generally.

Based on advice received, the Directors estimated that further expenditure in the range of $500,000 - $600,000 would be required to achieve Therapeutic Goods Association registration for the two leading HRT products being Andro-feme Cream and Andromen Forte Cream with registration not necessarily a certainty. Following registration further funds will be required for marketing.

Following discussions with its fellow joint venturer, it became clear that if the JV was to proceed to registration Solbec would probably have to meet all further expenditure (including marketing in other markets once registered) and recover the same out of future profits.

Given these costs, the qualified probability of registration and the fact that registration could be 2 or 3 years away the Directors decided the best interests of Solbec were to negotiate a sale to free up funds for other pharmaceutical product development including Solbec's anti- cancer drug SBP002. By receiving the purchase price and not being exposed to further registration costs, Solbec's cash position is some $1.2 - $1.4m better off.

The withdrawal from the Lawley Joint venture will enable Solbec to redirect its funds to projects that carry greater intellectual protection and greater equity participation for Solbec Pharmaceuticals

Released by:

Stephen Carter
Managing Director
Tel: (08) 9446 7555
Mob: 0412 154 029
Email: stephen.carter@solbec.com.au
Date: 23rd September 2003

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are expected to begin later this year

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well-being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	19 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as to 1,000,000 options
Date of change	2 October 2003
No. of securities held prior to change	75,000 Ordinary Fully Paid Shares 2,000,000 Options
Class	Ordinary Fully Paid
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,659.50
No. of securities held after change	175,000 Ordinary Fully Paid Shares 2,000,000 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	19 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Troybridge Holdings Pty Ltd
Date of change	2 October 2003
No. of securities held prior to change	364,339 Ordinary Fully Paid Shares 3,682,169 Options
Class	Ordinary Fully Paid
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,077.00
No. of securities held after change	3,682,169 Options 464,339 Ordinary Fully Paid Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Cherie Duldig

From: ASX.Online@asx.com.au
Sent: Wednesday, 8 October 2003 8:48 AM
To: john.sendziuk@rsmi.com.au; Cherie Duldig
Subject: SBP - ASX Online e-Lodgement - Confirmation of Release



84677.pdf

ASX confirms the release to the market of Doc ID: 84677 as follows:

Release Time: 08-Oct-2003 10:47:11

ASX Code: SBP
File Name: 84677.pdf
Your Announcement Title: APPENDIX 3Y Change of Director s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Solbec Pharmaceuticals Ltd
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Carter
Date of last notice	19th September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Pearlcove Investments Ltd Safe Harbour Superannuation Fund
Date of change	14th October 2003
No. of securities held prior to change	1,002,058 Ordinary Shares 1,500,000 unlisted Options 1,286,686 Listed Options (SBPOA)
Class	Options
Number acquired	200,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,800
No. of securities held after change	1,002,058 Fully Paid Shares 1,500,000 Unlisted Options 1,486,686 Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD
ABN 85 061 289 218

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of Solbec Pharmaceuticals Ltd will be held at the Conference Room, Level 8, Exchange Plaza, 2 The Esplanade, Perth, Western Australia at 10.30am (Perth Time) on Thursday, 27th November 2003.

AGENDA

BUSINESS

ORDINARY BUSINESS

1. To lay before the Annual General Meeting the Financial Statements and the Directors Declaration and Report for the year ended 30 June 2003, together with the Auditors Report to the Members of the Company for Shareholders to receive and consider.

DATED THIS 17th DAY OF OCTOBER 2003
BY ORDER OF THE BOARD

John E Sendziuk
COMPANY SECRETARY

Enquiries

The Company welcomes enquiries in respect of matters covered in this Notice of Meeting and attendance of shareholders at the Annual General Meeting proposed. Should you require further information please contact:

Stephen Carter
Phone: (08) 9446 7555
Fax: (08) 9446 8777



SOLBEC
PHARMACEUTICALS LTD

ASX PRESS RELEASE **20th October 2003**

Retirement of Director

Peter Alcock, a Director of the Company who was required to retire by rotation prior to this year's AGM, has advised the Board he will not seek re-election as a director and has tendered his resignation.

Mr Alcock was a director of the Company when it changed from Britannia Gold to its current status and has been instrumental in assisting the Company in divesting its remaining mining assets. Mr Alcock has made a significant contribution to the Company not only in relation to its former mining interests but as a pharmaceutical developer.

He leaves with the best wishes of the Company and its Board.

Tony Kiernan
Chairman

Stephen Carter
Managing Director
Tel: (08) 9446 7555
Mob: 0412 154 029
Email: stephen.carter@solbec.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are expected to begin later this year

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well-being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	PETER ALCOCK
Date of last notice	19th September 2003
Date that director ceased to be director	17th September 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
250,000 Fully Paid Shares 1,125,000 Options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Nil	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	30th SEPTEMBER 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(140)	(140)
	(b) advertising and marketing	-	-
	(c) research and development	(191)	(191)
	(d) leased assets	-	-
	(e) other working capital	(274)	(274)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	19	19
1.5	GST	(8)	(8)
1.6	Government Grants	28	28
1.7	Other	37	37
	Net operating cash flows	(529)	(529)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(529)	(529)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(12)	(12)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments	180	180
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	168	168
1.14	**Total operating and investing cash flows**	**(361)**	**(361)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	770	770
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**770**	**770**
	Net increase (decrease) in cash held	409	409
1.21	Cash at beginning of quarter/year to date	1914	1914
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**2323**	**2323**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	16
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	413	243
4.2	Deposits at call	1910	1671
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**2323**	**1914**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 23/10/03
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

ID # 96968



SOLBEC
PHARMACEUTICALS LTD

PRESS RELEASE **20th November 2003**

Solbec to commence Human Clinical Trials of its lead compound, SBP002

Summary:

- Solbec Pharmaceuticals Ltd receives all regulatory approvals to commence Human Clinical trials on SBP002, its lead compound
- Clinical Trials will be commenced immediately at Western Australia's Sir Charles Gardiner Hospital an Oncology center of excellence.
- The results of these trials will be used by Solbec to complete an Investigational New Drug application (IND) for the United States Food & Drug Administration (FDA) to permit further clinical trials in the Australia and the USA.

Australian Biotechnology Company Solbec Pharmaceuticals Ltd has received all regulatory approvals to commence human clinical trials of its lead anti-cancer drug SBP002 at Sir Charles Gardiner Hospital in Perth Western Australia.

The objective of the Phase I trial is to evaluate the safety, tolerability and pharmacokinetics of Solbec's lead compound in patients with advanced solid tumours. Approximately 25 patients will be treated in the Phase I trial. Based on results, further clinical trials may be done, focussing on difficult to treat cancers like melanoma and mesothelioma.

In separate animal studies, SBP002 has shown reduced tumour growth rates and eradication of melanoma and mesothelioma in mice. It is anticipated that the trial will confirm the favourable results that we have seen in animal studies and in humans treated under the Federal Governments Special Access Scheme.

Confirmation that SBP002 is safe and effective in treating of solid tumours, will increase the commercial potential of the technology and will attract further international interest in Solbec and its technology.

The trial will be carried out at Sir Charles Gairdner Hospital (SCGH) in Western Australia under Professor Michael Millward. Professor Millward is an experienced Phase I Clinical Trial Researcher who has recently returned to Western Australia. Solbec is fortunate to have secured the support of both SCGH and the University of Western Australia's Department of Medical Research. These are leading centers of excellence for oncology, especially mesothelioma, in the Southern Hemisphere.

The results of this trial will be used by Solbec to complete an Investigational New Drug application (IND) for the United States Food & Drug Administration (FDA) to permit a clinical trial program in the USA.

Patients wishing to determine whether they are suitable to be considered for this trial should contact (08)9346 4608, or email the study research nurse (sasha.tyson@health.wa.gov.au)

Stephen Carter
Managing Director
Tel: (08) 9446 7555
Mob: 0412 154 029
Email: stephen.carter@solbec.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are now underway.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well-being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.



SOLBEC
PHARMACEUTICALS LTD

ASX RELEASE **27th November 2003**

Jervois Mining Project

Summary:

- Solbec sells Jervois mining lease for $1,000,000
- Terms of Sale are $500,000 cash $500,000 production royalties
- The sale marks the divesting of the last of Solbec's mineral assets.

Solbec Pharmaceuticals Ltd advises that it has agreed to the sale of its interests in the Jervois Copper Mining Project to Asia Multi-Foods and Oils (Australia) Ltd.

The terms of the sale, are $500,000 cash and the balance as a royalty from production calculated at $2 per tonne of ore mined capped at $500,000 providing the company with a total of $1,000,000 for the asset.

The sale agreement is in line with the company's policy of divesting its mineral assets and will contribute significantly to the company's cash reserves with an immediate cash injection of $500,000. This sale marks the divesting of Solbec's last major mineral asset.

Stephen Carter
Managing Director
Tel: +61(08) 9446 7555
Fax: +61(08) 9446 8777
Email: stephen.carter@solbec.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are now underway.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well-being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

ID # 98927



SOLBEC
PHARMACEUTICALS LTD

CHAIRMAN'S ADDRESS

to the Annual General Meeting of Shareholders
of Solbec Pharmaceuticals Ltd
held 27 November 2003

On behalf of the Board I am pleased to provide my address to this year's Annual General Meeting.

Shareholders will be aware that last week the Company announced it had received all necessary approvals to commence human clinical trials of its lead anti-cancer drug SBP002. The trials are to commence immediately and be carried out at Sir Charles Gairdner Hospital in Western Australia under Professor Michael Millwood. The clinical trials are designed to evaluate the safety, tolerability and pharmacokinetics of SBP002 in patients with advanced solid tumours.

The commencement of these Phase 1 clinical trials is the singly most important event for Solbec in its life as a pharmaceutical development company.

In the announcement to ASX, Solbec advised that the Phase 1 trials followed favourable results seen in animal studies and in humans treated under the Federal Grants Special Access Scheme. When Steve Carter makes his presentation at the end of the meeting, he will expand upon the earlier favourable results, particularly on humans under the Special Access Scheme.

This morning Solbec announced to the Stock Exchange the sale of the Jervois mining project for $500,000 plus a royalty, payable from production, capped at $500,000. This was its last remaining mining asset.

The commencement of the human clinical trials and the final acquisition of mineral assets clearly focuses Solbec on its chosen path as a pharmaceutical development company.

Subsequent to the end of the financial year Solbec agreed to sell its interest in Lawley Pharmaceuticals for $850,000 of which $200,000 is dependent upon registration with Therapeutic Goods Administration of any of Lawley Pharmaceuticals current range of hormone replacement products. The decision to exit the Lawley Pharmaceuticals joint venture came after balancing the costs and likely timing of registration of one or more of the hormone replacement products with the Company's current capital base. The Board also had to consider that Solbec would most probably be sole risking all registration costs of more than $500,000 given that its fellow joint venturer was not prepared to spend money whilst Solbec remained in the joint venture. We also took into consideration that even upon registration there was no intellectual property protection.

Funds flowing from the exit of Lawley Pharmaceuticals and now the final sale of the mineral assets brings cash and receivables to around $3.8m and, as noted in relation to Lawley Pharmaceuticals, saves further risk expenditure.

In September 2003 the Company completed an options issue which whilst bringing capital into the Company allowed previous option holders who were "out of the money" to participate in a new issue.

Since balance date Peter Alcock has resigned as a director of the Company. Peter has been with the Company for a considerable period of time and I would like to record not only did he make a valuable contribution whilst the Company was a mineral explorer he has continued to do so through the change in activities.

Following a grant from the Federal Government Biotechnology Innovation Fund, Solbec commenced a joint study during the year with the Department of Medicine at the University of WA into the immune response qualities of SBP002. This study highlights the overall potential of our lead compound. Other possible applications are being considered and shareholders will be kept fully informed.

I would like to thank Steve Carter for his efforts and enthusiasm throughout the year and his continued work in striving to have commenced the Phase 1 human clinical trials.

I would also like to thank my other fellow Director, Michael Grant, for his tireless work in relation to Solbec. Also, and most importantly, on behalf of the Board I thank Shareholders for their continuing support.

There is only one item of Business today and that is consideration of the Financial Statements for the year ended 30 June 2003.

Following consideration of those Statements I will ask Steve Carter to give a more detailed presentation on Solbec and its products.

Anthony Kiernan
Chairman
27 November 2003

ID # 98940



SOLBEC
PHARMACEUTICALS LTD

ASX RELEASE **27th November 2003**

Annual General Meeting – 27th November 2003

The Annual General Meeting of Solbec Pharmaceuticals Ltd was held today. The Financial Statements, Director's Declaration and Audit Report were laid before the shareholders. There was no other formal business discussed at the meeting.

John Sendziuk
Company Secretary
Tel: (08) 9446 7555

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	8 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as to 1,000,000 options
Date of change	27 November 2003
No. of securities held prior to change	75,000 Ordinary Fully Paid Shares 2,000,000 Options
Class	Ordinary Fully Paid
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,820.47
No. of securities held after change	275,000 Ordinary Fully Paid Shares 2,000,000 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Solbec/ASX/App3y-Kiernan 3-12-03

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	8 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Michael A. Grant
Date of change	1 December 2003
No. of securities held prior to change	464,339 Ordinary Fully Paid Shares 3,682,169 Options
Class	Ordinary Fully Paid
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,026.00
No. of securities held after change	3,682,169 Options 564,339 Ordinary Fully Paid Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

ID # 100627

RECEIVED
2005 MAR 10 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,228
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2/12/2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,275,008 157,762,157	Ordinary shares. Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [X] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 **2 Holders only**
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 02/12/03
(Company Secretary)

Print name: John Sendziuk.

== == == == ==

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

ASX RELEASE **16th December 2003**

Human Clinical Trials – First Patient Enrolled

Summary:

- Solbec enrolls its first patient in its phase I/IIA clinical trial of its lead compound SBP002.
- It is anticipated that the results will support the results seen in it Special Access patients.
- The trial is designed to provide clear dosage safety guidelines and to observe responses under strictly controlled conditions.

The first patient to be enrolled in human clinical trials for Solbec Pharmaceuticals LTD's anti-cancer drug SBP002 at Sir Charles Gardiner Hospital in Perth has completed their first cycle of treatment.

The Phase I/IIA trial which began two weeks ago, is to evaluate safety, tolerability and pharmacokinetics in Solbec's lead cancer drug, SBP002, in patients with advanced solid tumours. It is expected that a maximum of 25 patients will be enrolled into the trial.

Professor Michael Millward, an experienced and well-respected clinical trials researcher, and his team are conducting the Phase I/IIA trials at Sir Charles Gardiner Hospital a recognised oncology centre of excellence.

In separate animal studies, SBP002 has shown reduced tumour growth rates, which resulted in the eradication of melanoma and mesothelioma in mice.

Use of SBP002 in our Special Access patients has provided Solbec with a wealth of anecdotal clinical evidence on the potential of the drug. However, the clinical trials will enable us to establish clear dosage safety guidelines and to observe responses under strictly controlled conditions. We anticipate positive results from patients involved in the trial. Based on the results, further clinical trials may be done, focusing on difficult to treat cancers like melanoma and mesothelioma.

Solbec intend to use the results of the trial to complete an Investigational New Drug application (IND) for the United State Food and Drug Administration (FDA) to permit a clinical trial program in the US.

Solbec Managing Director, Stephen Carter said "that unlike trials for many other drug treatments which can take several years, trials for SBP002 can expect to be completed within a much shorter time frame. SBP002 is being developed for the Orphan Drug Program which does not require the extensive Phase III studies normally required in drug development."

"The protracted nature of bringing a drug to market is one of the greatest hurdles for biotechnology technology companies. Not so with SBP002 – a major attraction for Solbec investors, and even better news for cancer sufferers." Mr. Carter said.

Information regarding participation in the clinical trials can be viewed at Solbec's website www.solbec.com.au

For further information contact:

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Ph: +61 (0)8 9446 7555
Email: stephen.carter@solbec.com.au

Hilarie Dunn
Media Relations for Solbec Pharmaceuticals Ltd
Ph: +61 2 92510110
Mob: +61 (0) 414 357792
Email: hilariedunn@bigpond.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly known as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are now underway.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

ID # 106495

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/12/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,281,508	Ordinary shares.
157,755,657	Options expiring 19/09/2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [X] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 **2 Holders only**
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 06/01/04
(Company Secretary)

Print name: John Sendziuk.

== == == == ==

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	**31st DECEMBER 2003**

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(96)	(236)
	(b) advertising and marketing	-	-
	(c) research and development	(281)	(472)
	(d) leased assets	-	-
	(e) other working capital	(248)	(522)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	25	44
1.5	GST	47	39
1.6	Government Grants	-	28
1.7	Other	10	47
	Net operating cash flows	**(543)**	**(1072)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(543)	(1072)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	-	(12)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments	38	218
	(c) intellectual property		
	(d) physical non-current assets	525	525
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	563	731
1.14	**Total operating and investing cash flows**	**20**	**(341)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	770
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	**770**
	Net increase (decrease) in cash held	20	429
1.21	Cash at beginning of quarter/year to date	2323	1914
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**2343**	**2343**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	14
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	14
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	161	413
4.2	Deposits at call	2182	1910
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**2343**	**2323**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:  .... Date: 15/01/04
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

SOLBEC FINALISE LAWLEY PHARMACEUTICALS EXIT

Summary:
- Solbec finalises exit from Joint Venture with Lawley Pharmaceuticals.
- Solbec receives first consideration payment of $550,000 from Lawley Pharmaceuticals.
- Solbec Cash position a strong $3.35 million.

As part of Solbec's program of focusing on its core business we have finalised our exit from our Joint Venture with Lawley Pharmaceuticals, with receipt of the first payment of $550,000 from Lawley Pharmaceuticals. The remaining $300,000 will be received in two payments, as listed below:

(i) $100,000 in December 2004; and
(ii) the balance of $200,000 upon registration in any market within the next 6 years of any of Lawley Pharmaceuticals current range of hormone replacement products (other than W.A. where current approvals are held).

With the receipt of these monies Solbec has $3,350,000 in cash and receivables (not including the $300,000 outstanding Lawley payments)

Released by:

Stephen Carter
Managing Director
Tel: (08) 9446 7555
Mob: 0412 154 029
Email: stephen.carter@solbec.com.au
Date: 19th January 2004

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are expected to begin later this year

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: Increased well-being, Tumour size reduction, Reduced tumour growth rates, extended expected life span, Tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.



SOLBEC
PHARMACEUTICALS LTD

20th January 2004

RELIEF IN SIGHT FOR PSORIASIS SUFFERERS

Summary
- Solbec to start studies on Psoriasis treatment
- Early Indications on SBP002 positive
- Potential billion dollar market world wide
- Expands the potential of its lead compound SBP002

For the million or so people in Australia suffering from the inflammatory skin disorder, Psoriasis, relief may be in sight with a new treatment being developed by Perth-based biotechnology company, Solbec Pharmaceuticals Ltd.

Solbec will shortly begin preliminary studies of SBP002 for which it already has anecdotal evidence of symptomatic relief following topical administration of the drug. The Board has approved $1.7million for the preliminary studies.

Psoriasis is a common chronic skin disease for which there is currently no effective cure or treatment. It is estimated to affect 3-5 per cent of the population occurring usually in Caucasians. Psoriasis is characterized by frequent episodes of recurrences and remissions. It can affect any part of the skin, but is most commonly seen in the trunk, elbows, knees, scalp, skin folds and fingernails.

Solbec Chief Executive, Mr Stephen Carter, said that if the preliminary trials confirmed earlier findings, the company would have a number of potential development partners to bring the new treatment to market.

The company intends to develop a topical formulation of SBP002 which can be used either as an agent to alleviate the symptoms or as a therapeutic product to treat Psoriasis.

"Although Psoriasis has been a recognized condition for well over 100 years, it has only been in relatively recent years that the nature of the disorder has started to be well understood," Mr Carter explained.

"It used to be explained simply as a disorder of the skin barrier. But scientists have now concluded that it is an aberration of the immune response mechanism. The Psoriasis cells express various cytokines including interleukins which, in turn, lead to inflammation and increased vascularity. SBP002 appears to act as a cytokine inhibitor."

There are already many treatments available for Psoriasis – ranging from herbal remedies to toxic cancer medications. Some have severe side effects and none has been found to be completely effective.

Clearly, the market for an effective Psoriasis treatment is large. In the US, which has approximately 40 per cent of the world pharmaceutical market, it is estimated that $2.5 - $6 billion per year is spent on Psoriasis treatment. Based on a similar incidence and cost structure, the Australian market could be $60 - $150 million.

The potential treatment for Psoriasis significantly expands the potential of Solbec's lead compound SBP002. In November, the company announced that Phase I trials had begun to evaluate the safety, tolerability and pharmacokinetics of SBP002 in patients with advanced solid tumours.

For further information contact:

Stephen Carter
Chief Executive
Solbec Pharmaceuticals Ltd
Phone: +61 8 94467555
stephen.carter@solbec.com.au

Hilarie Dunn
Media Relations for Solbec
Phone: + 61 2 99093078
Mob: + 61 (0) 414 357792
hilariedunn@bigpond.com

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock Exchange (code SBP).

It lead compound SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment and is in Phase 1 studies in Cancer patients at Sir Charles Gardiner Hospital.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track and Orphan Drug Programs. However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

This news release contains forward-looking statements which reflect the Company's current expectation regarding future events. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.



SOLBEC
PHARMACEUTICALS LTD

30th January 2004

MANUFACTURING FACILITY COMPLETE

Summary

- Solbec's pilot scale manufacturing facility completed.
- Designed to provide sufficient product for clinical trials and marketing samples.
- Commissioning of the manufacturing process is now under way.

Australian biotechnology company, Solbec Pharmaceuticals Ltd has completed its manufacturing facility within its premises at Osborne Park, Western Australia. The 60m^2 facility has been built to satisfy world standards in construction.

The facility has been designed to accelerate the pilot scale manufacturing of our lead compound SBP002. Product from our horticultural facility in Baldivis, south of Perth, is transported to Osborne Park where it will be processed to extract SBP002. This will then be sent to an accredited TGA/FDA facility for final processing into the key ingredient of SBP002.

The pilot scale facility will provide sufficient product for our clinical program as well as marketing samples without Solbec being required to build a multi-million dollar manufacturing plant.

Commissioning of the manufacturing process began in late January and will take approximately three to four months to complete.

For further information contact:

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Ph: +61 (0)8 9446 7555
Email: sjcarter@primus.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock Exchange (code SBP).

It lead compound SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment and is in Phase 1 studies in Cancer patients at Sir Charles Gardiner Hospital.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track and Orphan Drug Programs. However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

This news release contains forward-looking statements which reflect the Company's current expectation regarding future events. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.



SOLBEC
PHARMACEUTICALS LTD

2nd February 2004

ISO 9001:2000 CERTIFICATION

Summary
- Solbec retains AS/ISO 9001:2000 quality certification.
- Positive audit results in extended audit program.

Australian biotechnology company, Solbec Pharmaceuticals Ltd has retained the rigorous International Quality Standard AS/ISO 9001:2000. Solbec underwent its third audit in December 2003 and the independent auditing body was impressed with the systems that Solbec use to ensure compliance to the standard. All areas conformed to the standard noted and the auditor recommended that Solbec be placed on an extended audit time table, requiring auditing annually instead of the standard six monthly surveillance audits.

The AS/ISO 9001:2000 is an International benchmark quality system. Solbec's continued certification and compliance with this rigorous standard confirms the integrity of Solbec's systems and commitment of its management and staff to ensure consistently high quality standards are achieved.

For further information contact:

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Ph: +61 (0)8 9446 7555
Email: sjcarter@primus.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock Exchange (code SBP).

It lead compound SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment and is in Phase 1 studies in Cancer patients at Sir Charles Gardiner Hospital.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track and Orphan Drug Programs. However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

This news release contains forward-looking statements which reflect the Company's current expectation regarding future events. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/02/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,283,008	Ordinary shares.
157,755,657	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [X] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 **1 Holders only**
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 20/02/04
(Company Secretary)

Print name: John Sendziuk.

== == == == ==

ID # 118151

Appendix 4D

Half Year Report

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
061 289 218	X		31 December 2003

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities	up	1889.4%	to	1628
Profit (loss) from ordinary activities after tax attributable to members	up	2585.9%	to	1
Net profit (loss) for the period attributable to members	up	2585.9%	to	1

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend, | N/A

Brief explanation of major changes to the results compared to the previous corresponding period;

- Operating revenue increased due to disposal of mining tenements and investments.
- Profit increase due to gain made on disposal of investments.

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	2.3 cents	2.9 cents

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.
(Tick one)

- [ ] The financial statements have been audited.
- [x] The financial statements have been subject to review.
- [ ] The financial statements are in the process of being audited or subject to review.
- [ ] The financial statements have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 26th February 2004
Company secretary

Print name: John Sendziuk

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Note	HALF YEAR ENDED DECEMBER 2003 $	HALF YEAR ENDED DECEMBER 2002 $
Revenue from ordinary activities	2	1,628,425	85,554
Exploration and evaluation expenditure		-	(24,029)
Research and development expenditure		(187,313)	(546,952)
Write-down of tenement values		-	(30,000)
Share of loss of associate accounted for using the equity method		-	(90,985)
Other expenses from ordinary activities	2	(1,399,592)	(425,726)
Profit (loss) from ordinary activities before income tax expense		41,520	(1,032,138)
Income tax expense relating to ordinary activities		-	-
Net profit (Loss) from ordinary activities after income tax expense		41,520	(1,032,138)
Net profit (loss) attributable to members of Solbec Pharmaceuticals Ltd		41,520	(1,032,138)
Total changes in equity other than those resulting from transactions with owners as owners		**41,520**	**(1,032,138)**
Option issue costs		(21,125)	-
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognised directly in equity.		20,395	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the entity.		20,395	-
Earnings Per Share		Cents	Cents
Basic earnings per share – (loss)		0.0	(0.6)
Diluted earnings per share – (loss)		0.0	(0.6)

CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	DECEMBER 2003 $	JUNE 2003 $
Current Assets		
Cash assets	2,380,753	1,914,265
Receivables	689,543	102,055
Total Current Assets	3,070,296	2,016,320
Non-Current Assets		
Inventories	-	25,000
Other financial assets	284,151	450,212
Property, plant and equipment	464,945	425,246
Mineral exploration and evaluation expenditure	-	500,000
Intangible assets	48,795	58,555
Total Non-Current Assets	797,891	1,459,013
Total Assets	**3,868,187**	**3,475,333**
Current Liabilities		
Payables	82,259	495,350
Provisions	9,358	15,716
Total Liabilities	91,617	511,066
Net Assets	**3,776,570**	**2,964,267**
Equity		
Contributed equity	16,047,348	16,045,940
Reserves	2,493,698	1,724,324
Accumulated losses	(14,764,476)	(14,805,997)
Total Equity	**3,776,570**	**2,964,267**

Condensed Statement Of Cash Flows
For The Half-Year Ended 31 December 2003

	HALF YEAR ENDED DECEMBER 2003 $	HALF YEAR ENDED DECEMBER 2002 $
Cash flows from operating activities		
Receipts from operations	70,683	39,915
Government Grants	25,578	-
Payments to suppliers and employees	(1,175,780)	(434,797)
Payment for mineral exploration areas	-	(23,655)
Interest received	44,127	41,456
Net cash flows used in operating activities	(1,035,392)	(377,081)
Cash Flow from investing activities		
Proceeds from sale of plant	-	20,000
Payments for property, plant and equipment	(49,989)	(272,714)
Payments for financial assets	-	(236,010)
Proceeds from sale of financial assets	256,892	52,864
Payments for research projects	-	(484,514)
Proceeds from sale of exploration tenements	525,000	4,000
Settlement of legal claim	-	100,000
Payment for security deposits	(804)	(827)
Payment for intangibles	-	(12,343)
Net cash flows from investing activities	731,099	(829,544)
Cash flows from financing activities		
Proceeds from the issue of shares	1,407	-
Option Issue Costs	(21,125)	-
Proceeds from options issued	790,499	-
Net cash flows from financing activities	770,781	-
Net increase / (decrease) in cash held	466,488	(1,206,625)
Cash held at beginning of the financial period	1,914,265	2,515,402
Cash Held At The End Of The Financial Period	**2,380,753**	**1,308,777**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

1. Basis Of Preparation

The half-year financial report is a general purpose financial report prepared in accordance with the requirements of Corporations Act 2001, applicable Accounting Standard including AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

It is recommended that this financial report be read in conjunction with annual financial report for the year ended 30 June 2003 and any public announcements made by Solbec Pharmaceuticals Ltd during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The half-year financial report has been prepared in accordance with the historical cost convention. The accounting policies have been consistently applied by the Company and are consistent with those applied in the 30 June 2003 annual report. The half year report does not include full disclosures of the type normally included in an annual financial report.

	HALF YEAR ENDED DECEMBER 2003 $	HALF YEAR ENDED DECEMBER 2002 $
2. Profit From Ordinary Activities		
The following revenue and expense items are relevant in explaining the financial performance for the interim period:		
Revenues from ordinary activities		
Proceeds from sales of assets	525,000	-
Rent	30,086	-
Government Grants	61,103	-
Proceeds from plant sale	-	20,000
Product sales	-	3,182
Interest received	45,999	40,392
Administration fees	16,508	21,980
Proceeds from disposal of investments	906,248	-
Write back of provision of diminution of investments	43,481	-
	1,628,425	85,554
Expenses from ordinary activities		
Provision for diminution of investments	-	182,469
Cost of investment sold	209,703	-
Cost of Assets sold	500,000	-
Write down of inventory	25,000	-
Corporate administration costs		
Depreciation of plant & Amortisation	20,050	805
Other administration expenses	261,313	98,027
Salaries and wages	244,625	24,076
Share registry expenses	31,226	14,543
Rent	56,820	24,200
Legal expenses	23,365	52,470
Consulting fees	27,490	29,136
Total administration costs	664,889	243,257
TOTAL OTHER EXPENSES FROM ORDINARY ACTIVITIES	**1,399,592**	**425,726**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

3. Events Subsequent To Reporting Date

Since 31 December 2003, the company received $550,000 as the first of three settlements deposit on the disposal of its holding in Lawley Pharmaceuticals Ltd.

4. Contingent Liabilities

There has been no change in contingent liabilities since the last reporting date.

5. Segment Information

	Pharmaceutical $		Mining $		Other $		Total $	
	2003	2002	2003	2002	2003	2002	2003	2002
Total Segment Revenue	61,103	3,182	525,000	20,000	1,042,322	62,372	1,628,425	85,554
Segment Result	(791,099)	(543,770)	-	(34,029)	832,619	(454,339)	41,520	(1,032,138)

The company operated for the full financial period within one geographical segment being Australia.



SOLBEC PHARMACEUTICALS LIMITED
ACN 061 289 218

REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

CONTENTS

DIRECTORS AND APPOINTMENTS

Directors
Anthony Kiernan (Chairman)
Michael Grant (Director)
Stephen Carter FAIM, MRACI (Managing Director)

Company Secretary
John Edward Sendziuk CA C.D.

Registered Office
C/- RSM Bird Cameron
Suites 1 & 6, 18 Parry Street
FREMANTLE WA 6160
Telephone: (08) 9336 1266
Facsimile: (08) 9430 6744

Principal Place of Business
Unit 1
298 Selby Street
OSBORNE PARK WA 6017
Telephone: (08) 9446 7555
Facsimile: (08) 9446 8777

Auditors
Ernst and Young
Chartered Accountants
Central Park
152-158 St George's Terrace
PERTH WA 6000

Bankers
National Australia Bank Ltd
51 Dowd Street
KEWDALE WA 6106

Share Registry
Computer Share Registry Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Australian Stock Exchange
Home Branch: Perth
Code: SBP

DIRECTORS' REPORT

Your directors submit their report, together with the financial statements of Solbec Pharmaceuticals Ltd for the half-year ended 31 December 2003 and the auditor's review thereon.

DIRECTORS
The names of the Directors of the Company in office during the half year and until the date of this report are:

Anthony Kiernan (Chairman)
Michael Grant (Director)
Stephen Carter (Managing Director)

All Directors were in office from the beginning of the half year until the date of this report unless stated otherwise.

REVIEW AND RESULTS OF OPERATIONS:
The operations during the last six months continued in research and development, and investigating other opportunities to diversify the company's activities. The company sold its remaining mining tenements for $525,000 and sold its holding in Lawley Pharmaceuticals for $650,000, with a further $200,000 to be paid on registration of that's company's products.

The investment in Lawley Pharmaceuticals Ltd was previously written off. The sale had a positive effect on the company's operations for the half year.

The company made a profit after tax of $41,520 for the half year.

Signed at Perth this 26th February 2004 in accordance with a resolution of the Directors.

Stephen Carter
Managing Director



Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of Solbec Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Solbec Pharmaceuticals Limited (the company), for the half-year ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Solbec Pharmaceuticals Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Solbec Pharmaceuticals Limited at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

J P Dowling
Partner
Perth
Date: 26 February 2004

JPD:HO:SOLBEC:042

DIRECTORS DECLARATION

In accordance with the resolution of the directors of Solbec Pharmaceuticals Ltd, I state that in the opinion of the directors;

(a) The financial statements and notes of the company:

(i) give a true and fair view of the company's financial position as at 31 December 2003 and the performance for the half year ended on that date; and

(ii) comply with Accounting Standards AASB1029: Interim Financial Reporting and the Corporation Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Stephen Carter
Managing Director

26th February 2004, Perth

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Note	HALF YEAR ENDED DECEMBER 2003 $	HALF YEAR ENDED DECEMBER 2002 $
Revenue from ordinary activities	2	1,628,425	85,554
Exploration and evaluation expenditure		-	(24,029)
Research and development expenditure		(187,313)	(546,952)
Write-down of tenement values		-	(30,000)
Share of loss of associate accounted for using the equity method		-	(90,985)
Other expenses from ordinary activities	2	(1,399,592)	(425,726)
Profit (loss) from ordinary activities before income tax expense		41,520	(1,032,138)
Income tax expense relating to ordinary activities		-	-
Net profit (Loss) from ordinary activities after income tax expense		41,520	(1,032,138)
Net profit (loss) attributable to members of Solbec Pharmaceuticals Ltd		41,520	(1,032,138)
Total changes in equity other than those resulting from transactions with owners as owners		**41,520**	**(1,032,138)**
Option issue costs		(21,125)	-
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognised directly in equity.		20,395	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the entity.		20,395	-
Earnings Per Share		**Cents**	**Cents**
Basic earnings per share – (loss)		0.0	(0.6)
Diluted earnings per share – (loss)		0.0	(0.6)

CONDENSED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2003

	DECEMBER 2003 $	JUNE 2003 $
Current Assets		
Cash assets	2,380,753	1,914,265
Receivables	689,543	102,055
Total Current Assets	3,070,296	2,016,320
Non-Current Assets		
Inventories	-	25,000
Other financial assets	284,151	450,212
Property, plant and equipment	464,945	425,246
Mineral exploration and evaluation expenditure	-	500,000
Intangible assets	48,795	58,555
Total Non-Current Assets	797,891	1,459,013
Total Assets	**3,868,187**	**3,475,333**
Current Liabilities		
Payables	82,259	495,350
Provisions	9,358	15,716
Total Liabilities	91,617	511,066
Net Assets	**3,776,570**	**2,964,267**
Equity		
Contributed equity	16,047,348	16,045,940
Reserves	2,493,698	1,724,324
Accumulated losses	(14,764,476)	(14,805,997)
Total Equity	**3,776,570**	**2,964,267**

CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	HALF YEAR ENDED DECEMBER 2003 $	HALF YEAR ENDED DECEMBER 2002 $
Cash flows from operating activities		
Receipts from operations	70,683	39,915
Government Grants	25,578	-
Payments to suppliers and employees	(1,175,780)	(434,797)
Payment for mineral exploration areas	-	(23,655)
Interest received	44,127	41,456
Net cash flows used in operating activities	(1,035,392)	(377,081)
Cash Flow from investing activities		
Proceeds from sale of plant	-	20,000
Payments for property, plant and equipment	(49,989)	(272,714)
Payments for financial assets	-	(236,010)
Proceeds from sale of financial assets	256,892	52,864
Payments for research projects	-	(484,514)
Proceeds from sale of exploration tenements	525,000	4,000
Settlement of legal claim	-	100,000
Payment for security deposits	(804)	(827)
Payment for intangibles	-	(12,343)
Net cash flows from investing activities	731,099	(829,544)
Cash flows from financing activities		
Proceeds from the issue of shares	1,407	-
Option Issue Costs	(21,125)	-
Proceeds from options issued	790,499	-
Net cash flows from financing activities	770,781	-
Net increase / (decrease) in cash held	466,488	(1,206,625)
Cash held at beginning of the financial period	1,914,265	2,515,402
Cash Held At The End Of The Financial Period	**2,380,753**	**1,308,777**

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

1. Basis Of Preparation

The half-year financial report is a general purpose financial report prepared in accordance with the requirements of Corporations Act 2001, applicable Accounting Standard including AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

It is recommended that this financial report be read in conjunction with annual financial report for the year ended 30 June 2003 and any public announcements made by Solbec Pharmaceuticals Ltd during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The half-year financial report has been prepared in accordance with the historical cost convention. The accounting policies have been consistently applied by the Company and are consistent with those applied in the 30 June 2003 annual report. The half year report does not include full disclosures of the type normally included in an annual financial report.

	HALF YEAR ENDED DECEMBER 2003 $	HALF YEAR ENDED DECEMBER 2002 $
2. Profit From Ordinary Activities		
The following revenue and expense items are relevant in explaining the financial performance for the interim period:		
Revenues from ordinary activities		
Proceeds from sales of assets	525,000	-
Rent	30,086	-
Government Grants	61,103	-
Proceeds from plant sale	-	20,000
Product sales	-	3,182
Interest received	45,999	40,392
Administration fees	16,508	21,980
Proceeds from disposal of investments	906,248	-
Write back of provision of diminution of investments	43,481	-
	1,628,425	85,554
Expenses from ordinary activities		
Provision for diminution of investments	-	182,469
Cost of investment sold	209,703	-
Cost of Assets sold	500,000	-
Write down of inventory	25,000	-
Corporate administration costs		
Depreciation of plant & Amortisation	20,050	805
Other administration expenses	261,313	98,027
Salaries and wages	244,625	24,076
Share registry expenses	31,226	14,543
Rent	56,820	24,200
Legal expenses	23,365	52,470
Consulting fees	27,490	29,136
Total administration costs	664,889	243,257
TOTAL OTHER EXPENSES FROM ORDINARY ACTIVITIES	**1,399,592**	**425,726**

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

3. Events Subsequent To Reporting Date

Since 31 December 2003, the company received $550,000 as the first of three settlements deposit on the disposal of its holding in Lawley Pharmaceuticals Ltd.

4. Contingent Liabilities

There has been no change in contingent liabilities since the last reporting date.

5. Segment Information

	Pharmaceutical $		Mining $		Other $		Total $	
	2003	2002	2003	2002	2003	2002	2003	2002
Total Segment Revenue	61,103	3,182	525,000	20,000	1,042,322	62,372	1,628,425	85,554
Segment Result	(791,099)	(543,770)	-	(34,029)	832,619	(454,339)	41,520	(1,032,138)

The company operated for the full financial period within one geographical segment being Australia.


INTERNATIONAL
QUALITY
MANAGEMENT
SYSTEM



SOLBEC
PHARMACEUTICALS LTD
ACN 061 289 218
ABN 85 061 289 218

LETTER TO SHAREHOLDERS

4th March 2004

Dear Shareholders,

The new year has begun well at Solbec Pharmaceuticals Ltd with positive developments on many fronts. Whilst most of the information is accessible on our website www.solbec.com.au, it is often helpful to have an up-to-date summary to hand. I hope that you find our latest newsletter interesting and, of course, ample evidence of a promising future for your company.

We are pleased to have your investment support and look forward to; delivering strong returns on your financial commitment.

If you have questions that are not addressed in the newsletter, please give me a call or send me an email (info@solbec.com.au). I will do my best to respond promptly.

Yours sincerely,

Stephen Carter

Managing Director

Unit 1, 298 Selby Street, OSBORNE PARK WA 6017. Postal: PO Box 2142 CHURCHLANDS WA 6018
Tel: 61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.som.au Website: www.solbec.com.au

Issue 2



SOLBEC PHARMACEUTICALS LTD

investor newsletter

March 2004

SOLBEC COMMENCES CLINICAL TRIALS ON ITS LEAD COMPOUND SBP002

The first patient enrolled in human clinical trials for Solbec Pharmaceuticals Ltd's anti-cancer drug SBP002 at Sir Charles Gardiner Hospital in Perth has completed their fifth cycle of treatment. The fourth patient was enrolled early January 2004.

The Phase I/IIA trial which began early December 2003, is to evaluate safety, tolerability and pharmacokinetics in Solbec's lead cancer drug, SBP002, in patients with advanced solid tumours. It is expected that a maximum of 25 patients will be enrolled into the trial.

Professor Michael Millward, an experienced and well-respected clinical trials researcher, and his team are conducting the Phase I/IIA trials at Sir Charles Gardiner Hospital a recognised oncology centre of excellence.

In separate animal studies, SBP002 has shown reduced tumour growth rates, which resulted in the eradication of melanoma and mesothelioma in mice.

Use of SBP002 in our Special Access patients has provided Solbec with a wealth of anecdotal clinical evidence on the potential of the drug. However, the clinical trials will enable us to establish clear dosage safety guidelines and to observe responses under strictly controlled conditions. We anticipate positive results from patients involved in the trial. Based on the results, further clinical trials may be done, focusing on difficult to treat cancers like melanoma and mesothelioma.

Solbec intends to use the results of the trial to complete an Investigational New Drug application (IND) for the United State Food and Drug Administration (FDA) to permit a clinical trial program in the US.

Solbec Managing Director, Stephen Carter said: "Unlike trials for many other drug treatments which can take several years, trials for SBP002 can expect to be completed within a much shorter time frame. SBP002 is being developed for the Orphan Drug and Fast Track Programs which does not require the extensive Phase III studies normally required in drug development."

The protracted nature of bringing a drug to market is one of the greatest hurdles for biotechnology technology companies. Not so with SBP002 – a major attraction for Solbec investors, and even better news for cancer sufferers.

SOLBEC CANCER DRUG MAY BOOST IMMUNITY

A preliminary review of the action of our lead compound SBP002 has lead us to believe that it may not only kill cancer cells, but it may boost the immune response, a process that could stave off the life threatening disease.

Our immune system is our primary defense against disease and if it does not identify a disease then the disease can quickly take over which is what typically happens with cancer.

The work being carried out at The University of Western Australia confirms our belief that this indication has the potential to significantly broaden the potential of SBP002 and enable Solbec to diversify its development risk.

The Board considers this as a major opportunity to expand the commercial potential of the company.


INTERNATIONAL
QUALITY
MANAGEMENT
SYSTEM

SOLBEC A QUALITY COMPANY

Solbec has been re-certified to the rigorous International Quality Standard AS/ISO 9001:2000. Solbec underwent its third Audit in December 2003 and the independent auditing body was impressed with the systems that Solbec uses to ensure compliance to the standard. The auditor recommended that Solbec be placed on an extended audit time table, thereby requiring auditing annually instead of the standard six monthly surveillance audits.

SOLBEC SHEDS ITS MINING BACKGROUND

Solbec has shed its mining background to become a focused Pharmaceutical Development Company. In September last year we announced the sale of the Camperdown Gold Deposit to Siberia Mining for $100,000 ($25,000 cash, $75,000 royalties). The Jervois copper project was sold to Asia Multi-Foods & Oil in November 2003 for $1,000,000 ($500,000 cash, $500,000 royalties). The Blue Bar lease was sold to Hanona Mining company. This has resulted in Solbec no longer having any link to its mining past.

AGM

The Solbec AGM was held Thursday, 27th November 2003 at Exchange Plaza in Perth. Tony Kiernan provided a detailed Chairman's Address (available on our website) which was followed by an informative presentation by Stephen Carter.

INNOVATIVE NEW OPTION SCHEME

In June 2003 the existing options (SBPO) expired. The Board announced a non-renounceable rights issue of 157,767,363 options at 0.005 cents per option on the basis of one new option for every two existing options or shares held at the record date.

The structure of the options was unique with the option providing three different exercise prices depending when it was exercised - 12 cents if exercised before September 2004, 20 cents if exercised between September 2004 / September 2005 and 30 cents if exercised September 2005 / September 2006.

Feedback from the shareholders has been positive with a number of shareholders already exercising their options. In our meetings with stockbrokers and investors we have been complimented on the structure of these options with a number of groups saying that they may use the structure in their companies.

BOARD CHANGES

The changes that were made to the Board in March 2003 are continuing to benefit the company with a more defined focus on the pharmaceutical business at the Board level.

The Board underwent further changes in November 2003, with Peter Alcock resigning from his position to make way for Board members with more pharmaceutical industry experience. The Board is currently reviewing its opportunities in this area.

NEW SENIOR SCIENTIST

As part of Solbec's ongoing commitment to growth and scientific excellance Solbec has employed a new senior scientist to assist in the overall development program. Carol Worth has bought over 20 years experience in chemistry problem solving to her position of Senior Scientist with Solbec Pharmaceuticals.

After completing a Jt. Hons. Degree in chemistry and botany and a M.Sc. in synthetic chemistry from Salford University (UK), Carol worked as an analytical chemist in government and private enterprise in the food, agricultural and pharmaceutical industries. As a Senior Analyst for Cortecs focusing on the development of novel drug delivery systems, she coordinated analytical development in Australia, Asia and the UK, training technicians and troubleshooting techniques for the assessment of both formulation quality and clinical



trial results. Carol took a break from the pharma industry to have a family and complete a doctorate in the field of agricultural biotechnology and plant disease and a Research Fellowship in plant mineral nutrition, both at UWA. Most recently she has been employed as a Technical Advisor on GLP in relation to immunological and molecular diagnostic assays for food products and adulterants, whilst teaching analytical chemistry and quality control processes to University and TAFE students.

CHANGE IN DIRECTORS' INTEREST

The Directors of Solbec continued to show their support in Solbec by substantially increasing their share holdings in the company.

	HOLDING AS AT SEPTEMBER 2003		HOLDING AS AT DECEMBER 2003	
DIRECTOR	SHARES	OPTIONS	SHARES	OPTIONS
Tony Kiernan	75,000	-	275,000	2,000,000
Michael Grant	364,339	-	564,339	3,682,169
Stephen Carter	1,102,058	1,5000,000	1,102,058	2,786,686

CHANGE IN SUBSTANTIAL SHAREHOLDER

Yandal Investments became a substantial shareholder in the company with 5.33% of the company's stock.

TOP 20 SHAREHOLDERS	TOP 20 OPTION HOLDERS
1. Yandal Investments P/L 8,5000,000 – 5.33%	1. Yandal Investments P/L 13,750,000 – 8.72%
2. Tyson Resources Ltd 5,403,433 – 3.39%	2. Angela Maynard Wright Bennett 6,426,934 – 4.07%
3. Reeb Investments P/L 3,305,959 – 2.08%	3. Mr Todd Wright Bennett 6,426,934 – 4.07%
4. Tanami Investments Ltd 2,949,006 – 1.85%	4. Mr Grant Maynard Bennett 6,000,000 – 3.80%
5. Mr Dongsheng JI & Mrs Jing LI 2,350,000 – 1.48%	5. Reeb Investments Pty Ltd 4,507,000 – 2.86%
6. Mr David Jiang 2,276,733 – 1.43%	6. Troybridge Holdings Pty Ltd 2,875,000 – 1.82%
7. Oceanbay Nominees P/L 2,015,625 – 1.27%	7. Wakeford Holdings Pty Ltd 2,795,873 – 1.77%
8. Ms Angela Maynard Wright Bennett 2,000,000 – 1.26%	8. Mr Edwin Georges Rootes 2,426,761 – 1.54%
9. Mr Grant Maynard Bennett 2,000,000 – 1.26%	9. Kelanco Pty Ltd 2,410,000 – 1.53%
10. Mr Todd Wright Bennett 2,000,000 – 1.26%	10. Kelanco Pty Ltd 1,650.00 – 1.05%
11. Surpion Pty Ltd <MW Suhr & Co> 1,460,000 – 0.92%	11. Mr James Cooper 1,620,750 – 1.03%
12. Wakeford Holdings P/L 1,450,000 – 0.91%	12. Australian Internet Management 1,562,301
13. Gallana Pty Ltd 1,261,000 – 0.79%	13. Tyson Resources Ltd 1,551,716 – 0.98%
14. Martinick Investments P/L 1,205,573 – 0.76%	14. Ms Elizabeth Ellen Fox 1,196,381 – 0.76%
15. Pentode Pty Ltd 1,100,000 – 0.69%	15. Mr Anthony Hewett 1,115,000 – 0.71%
16. DG Begbie Pty Ltd 1,062,500 – 0.67%	16. Risten Pty Ltd 1,112,500 – 0.71%
17. Aintree Holdings Pty Ltd 1,055,000 – 0.66%	17. Pentode Pty Ltd 1,042,741 – 0.66%
18. Mr David J Howard 1,000,000 – 0.63%	18. Wakeford Holdings P/L 1,006,775 – 0.64%
19. Huntley Investments Co Ltd 1,000,000 – 0.63%	19. Oceanbay Nominees Pty Ltd 1,002,812 – 0.64%
20. Kwaka Enterprises P/L	20. Mr Peter Alcock

INVESTOR RELATIONS

A significant effort during the last two months saw a number of investor relations projects completed. The Managing Director has carried out four presentations in Perth during the period and generated a lot of interest in the company.

In November 2003 the Managing Director Stephen Carter and Michael Grant conducted a road show to visit with a number of brokers and key shareholders. The purpose of these meetings was to further inform the investment community of the progress that Solbec has made and its plans for the future. They had approximately 36 meetings during the week in which they presented to Broking Groups from Queensland, New South Wales, Victoria and South Australia.

The Managing Director met with a number of media groups and whilst in Queensland he presented to approximately 50 shareholder as well as meeting with a number of industry groups. The feedback was very positive.

The Road Show covered all mainland state capitals and lasted for 9 days. The Road Show coincided with 2 key announcements for the company:

1. The commencement of Clinical Trials.
2. The sale of Jervois.

Another road show has recently been completed in Melbourne and Sydney. As well as meeting with 20 brokers and analysts, the MD met with media representatives in both cities. Again, a successful undertaking which we intend to

MANUFACTURING FACILITY

We have now completed the building of our pilot scale manufacturing facility. The facility has been built to international standards and will process up to 2.5 tonnes of fruit per year, producing 10 kg of our lead compound SBP002 per year.

Solbec will process the drug up to the final step which will be undertaken in an Accredited Good Manufacturing Facility to the most stringent standards available.

In January, Solbec began commissioning the process at the facility with its first 50 kg batch (50 kg of fruit results in approximately 200g of SBP002).

LAWLEY PHARMACEUATICALS EXIT FINALISED

As part of Solbec's program of focusing on its core business we have finalised our exit from our Joint Venture with Lawley Pharmaceuticals, with receipt of the first payment of $550,000 from Lawley Pharmaceuticals. The remaining $300,000 will be received in two payments, as listed below:

(i) $100,000 in December 2004; and

(ii) the balance of $200,000 upon registration in any market within the next 6 years of any of Lawley Pharmaceuticals current range of hormone replacement products (other than W.A. where current approvals are held).

With the receipt of these monies Solbec has $3,350,000 in cash and receivables (not including the $300,000 outstanding Lawley payments)

NEW WEBSITE



Our website has been completely overhauled and brought up to date with the latest company information. We have included a detailed glossary to ensure that the terms and words that we use daily and take for granted can be understood by everyone. Investors have a direct link to the ASX website and a comprehensive Investor Relations section that will keep you up to date with all the latest news and events at Solbec.

Investors and interested members of public can subscribe to our news service where we will inform you by email of any announcements that we make.



Topical application of the glycoalkaloids at very low concentrations have been shown to alleviate the symptoms of chronic psoriasis. Note multiple lesions before treatment and same area after one month's treatment – showing no lesions.

RELIEF IN SIGHT FOR PSORIASIS SUFFERERS

For the million or so people in Australia suffering from the inflammatory skin disorder, Psoriasis, relief may be in sight with a new treatment being developed Solbec

We have recently begun preliminary studies of SBP002 for which we already have anecdotal evidence of symptomatic relief following topical administration of the drug.

Psoriasis is a common chronic skin disease for which there is currently no effective cure or treatment. It is estimated to affect 3–5 per cent of the population occurring usually in Caucasians. Psoriasis is characterized by frequent episodes of recurrences and remissions. It can affect any part of the skin, but is most commonly seen in the trunk, elbows, knees, scalp, skin folds and fingernails.

Solbec Chief Executive, Mr Stephen Carter, said that if the preliminary trials confirmed earlier findings, the company would have a number of potential development partners to bring the new treatment to market.

The company intends to develop a topical formulation of SBP002 which can be used either as an agent to alleviate the symptoms or as a therapeutic product to treat Psoriasis.

There are already many treatments available for Psoriasis – ranging from herbal remedies to toxic cancer medications. Some have severe side effects and none has been found to be completely effective.

Clearly, the market for an effective Psoriasis treatment is large. In the US, which has approximately 40 per cent of the world pharmaceutical market, it is estimated that $2.5–$6 billion per year is spent on Psoriasis treatment. Based on a similar incidence and cost structure, the Australian market could be $60–$150 million.

ID# 123556



SOLBEC
PHARMACEUTICALS LTD

18th March 2004

R&D TAX CONCESSION PROGRAM

Summary

- Solbec received $344,344 Research & Development Tax refund.
- Solbec cash position strong $3,400,000 .
- Funds will be used for further R&D.

Solbec Pharmaceuticals Ltd received today a $344,344 as part of the Federal Government's Research and Development tax concession program. Solbec applauds the governments initiatives in this area.

The funds further support the companies strong cash position and increases our current cash reserve to approximately $3,400,000.

The funds will be channeled back into our Research and Development program to further expand shareholders value.

For further information contact:

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Ph: +61 (0)8 9446 7555
Email: sjcarter@primus.com.au

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock Exchange (code SBP).

It lead compound SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment and is in Phase 1 studies in Cancer patients at Sir Charles Gardiner Hospital.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track and Orphan Drug Programs. However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

This news release contains forward-looking statements which reflect the Company's current expectation regarding future events. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

ID # 124251

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19/03/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,298,008	Ordinary shares.
		157,740,657	Options expiring 19/09/2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [X] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 **1 Holder only**
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 22/03/04
(Company Secretary)

Print name: John Sendziuk.

== == == == ==



SOLBEC
PHARMACEUTICALS LTD

5th April 2004

EXPLANATION OF OPTION TERMS

In answer to queries with regard the structure and exercise price of the Solbec Pharmaceuticals Ltd options (ASX : SBPOA). Please note:

- The options do not expire until September 2006.
- The options have three exercise prices depending upon when the options are exercised:
  a) 12 cents if exercised before September 2004.
  b) 20 cents if exercised between September 2004 and September 2005.
  c) 30 cents if exercised between September 2005 and September 2006.

Therefore anyone who exercised their options before September 2004 will only need to pay 12 cents for each fully paid share subscribed to from an existing option. If not exercised the option will continue trading until September 2006. If you have any queries with regard the exercise price of the options, please contact your stockbroker or Solbec Pharmaceuticals Ltd

For further information contact:

Email:	info@solbec.com.au
Phone:	08 9446 7555
Fax:	08 9446 8777
Address:	PO Box 2142, Churchlands, WA, 6018

Yours sincerely,

Stephen Carter
Managing Director

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock Exchange (code SBP).

It lead compound SBP002 is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment and is in Phase 1 studies in Cancer patients at Sir Charles Gardiner Hospital.

Solbec is focussing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track and Orphan Drug Programs. However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

This news release contains forward-looking statements which reflect the Company's current expectation regarding future events. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

ID # 130906

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN: **85 061 289 218**

Quarter ended ("current quarter"): **31st March 2004**

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(132)	(368)
	(b) advertising and marketing	-	-
	(c) research and development	(112)	(584)
	(d) leased assets	-	-
	(e) other working capital	(162)	(684)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	35	79
1.5	GST	-	39
1.6	Government Grants	36	64
1.7	Other	3	50
	Tax Refund	344	344
	Net operating cash flows	**12**	**(1060)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	12	(1060)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(18)	(30)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments	831	1049
	(c) intellectual property		
	(d) physical non-current assets	-	525
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	Net investing cash flows	813	1,544
1.14	**Total operating and investing cash flows**	**825**	**484**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2	772
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**2**	**772**
	Net increase (decrease) in cash held	827	1,256
1.21	Cash at beginning of quarter/year to date	2343	1914
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**3170**	**3170**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	28
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees and Payments for Consulting at Commercial Rates

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	456	161
4.2 Deposits at call	2714	2182
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	**3170**	**2343**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 19/04/04
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ID:# 134432

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,017
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/04/04 22/04/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,328,025	Ordinary shares.
157,710,640	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [X] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 **1 Holder only**
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 06/05/04
(Company Secretary)

Print name: John Sendziuk.

== == == == ==

+ See chapter 19 for defined terms.

ID # 134858


INTERNATIONAL
QUALITY
MANAGEMENT
SYSTEM
ISO9001 NATA CERTIFIED



SOLBEC PHARMACEUTICALS LTD
ACN 061 289 218
ABN 85 061 289 218

7 May 2004

Dear Shareholders

Enclosed please find a Notice of Meeting to be held on Thursday 10 June 2004.

Following commencement of the Phase 1 trials for Solbec's lead compound SBP002 and the decision to further investigate the compound's application in other areas including psoriasis, the working capital requirements of the Company have increased in line with our budget forecasts. Whilst Solbec is sufficiently capitalised for the medium term the directors consider it sensible for the Company to be in a position to take the opportunity to raise new capital if the terms are in the interests of the Company and its scheduled development programs.

Resolution 1 seeks an approval, valid for 3 months, to place shares and options for such a purpose and on the terms set out in the Resolution and the Explanatory Memorandum. In relation to the options, and as explained in the Explanatory Memorandum, these would only be issued by way of attaching to shares and not as a separate issue. Any options would have an exercise price of 20 cents up to 19 September 2005 and 30 cents thereafter but before the expiry date of 19 September 2006.

At the date of the Notice no decision or formal consideration has been made in regards to a capital raising however the directors are aware of the increasing interest in the work of the Company. The Directors do however recognise the need to preserve the capital structure of the Company and to ensure that if any issues do take place they are in the clear interests of the current share and option holders of Solbec.

Resolutions 2 and 3 seek approval to issue options to myself and Michael Grant as an incentive to further the interests of the Company. The proposed exercise price is the higher of 22 cents or 2 cents above the market price of Solbec's shares calculated as set out in the Notice. A 22 cent exercise price is some 35% – 40% above SBP's current share price.

Directors' fees are not particularly high in SBP and I consider the proposed issue of options and the proposed exercise price to be fair and reasonable and provide a good incentive to the directors in discharging their duties.

Unit 1, 298 Selby Street, OSBORNE PARK WA 6017 Postal: PO Box 2142 CHURCHLANDS WA 6018
Tel: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au

Resolution 4 seeks approval to issue options to the current Managing Director Stephen Carter. The exercise price is the higher of 20 cents or 2 cents above SBP's shares calculated as in the Notice. The proposal is to issue 3,000,000 options of which 1,500,000 will vest now and 1,500,000 after 1 January 2005 (subject to him remaining an employee of Solbec). The second tranche will be reduced by a number equal to the options, currently on issue to Mr Carter, that he exercises prior to January 2005. In other words should he exercise all of the options currently on issue to him (being 1,500,000) he would only be granted 1,500,000 options under this Resolution.

Steve Carter has worked tirelessly and effectively for Solbec and the Directors consider the options, and the terms and the conditions upon which the same are to be granted, are fair and reasonable and provide good and effective incentive to him.

Full details of the Resolutions are set out in the Explanatory Memorandum which is commended to all shareholders.

The Board seeks shareholder endorsement of these proposals.

Kind regards



Tony Kiernan
Chairman



SOLBEC
PHARMACEUTICALS LTD

ABN 85 061 289 218

NOTICE OF GENERAL MEETING
EXPLANATORY MEMORANDUM
PROXY FORM

For a meeting to be held on 10 June, 2004, 10.00am (WST)
At
The Royal Kings Park Tennis Club
Kings Park Road
West Perth, Western Australia

This is an important document. Please read it carefully. If there is any matter that you do not understand, you should contact your financial adviser, stockbroker or solicitor.

SOLBEC PHARMACEUTICALS LTD
ABN 85 061 289 218

INSTRUCTIONS TO SHAREHOLDERS

Venue

A General Meeting of the shareholders of Solbec Pharmaceuticals Ltd will be held at:

The Royal Kings Park Tennis Club
Kings Park Road
West Perth WA 6005

Commencing at
10.00 am (WST)
on 10 June 2004

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 10.00am.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this notice as soon as possible and either:

- return the proxy form by post to Solbec Pharmaceuticals Ltd, C/- PO Box 2142, Churchlands, Western Australia, 6018; or

- send the proxy by facsimile to the Company on facsimile number (08) 9446 8777 (International: +618 9446 8777),

so that it is received not later than 10.00 am (WST) on 8 June, 2004.

Your proxy form is enclosed.

Enquiries

The Company welcomes enquiries in respect of matters covered in this Notice of Meeting and Explanatory Memorandum and attendance of shareholders at the General Meeting proposed. Should you require further information please contact:

Stephen Carter
PH: (08) 9446 7555
FX: (08) 9446 8777

NOTICE OF GENERAL MEETING
SOLBEC PHARMACEUTICALS LTD
ABN 85 061 289 218

Notice is given that a General Meeting of shareholders of Solbec Pharmaceuticals Ltd ("Solbec" or "the **Company**") will be held at The Royal Kings Park Tennis Club, Kings Park Road, West Perth, Western Australia at 10.00am (WST) on Thursday 10th June, 2004.

AGENDA

The Explanatory Memorandum accompanying this Notice of Meeting forms part of and is deemed to be incorporated in the Notice of meeting and should be read with the Notice. There is a Glossary towards the end of the Explanatory Memorandum that defines various words and phrases used in this Notice and Explanatory Memorandum.

BUSINESS

ORDINARY BUSINESS

RESOLUTION 1 - APPROVAL FOR ISSUE OF SECURITIES

To consider and if thought fit, to pass the following as an ordinary resolution:

"That for the purposes of Listing Rule 7.1, the Company hereby approves and authorises the issue of up to but not exceeding 20,000,000 fully paid ordinary Shares and 20,000,000 Attaching Options on the terms and conditions herein and as set out in Section 1 of the attached Explanatory Memorandum, such Shares and Attaching Options to be issued not later than three (3) months after the date of this meeting:

Issue Price of Shares:	*Not less than 80% of the average market price of the Company's Shares on Australian Stock Exchange during the 5 days immediately preceding the lodgement of a prospectus to issue the Shares.*
No. Shares:	*up to 20,000,000 fully paid ordinary Shares.*
No. Attaching Options:	*up to 20,000,000 Attaching Options.*
Terms and Conditions of the Shares:	*Shares ranking pari passu in all respects with the Company's existing fully paid ordinary Shares.*
Terms and Conditions of the Attaching Options:	*Attaching Options under this approval will only be issued as part of a Share issue with those Shares only being issued on the terms herein approved and as otherwise set out in this Notice of Meeting and Explanatory Memorandum. Attaching Options have the terms and conditions set out in the accompanying Explanatory Memorandum.*
Purpose of Issue:	*As detailed in the attached Explanatory Memorandum."*

The Company will disregard any votes cast on this resolution by any person who may participate in the issue and any person who may obtain a benefit from the issue, or any associate of a participant unless the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 2 - ISSUE OF DIRECTOR OPTIONS TO DIRECTOR - ANTHONY KIERNAN

To consider and, if thought fit, to pass the following resolution as an **ordinary** resolution:

"That, pursuant to and in accordance with section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, the Company approves and authorises the Directors to grant to Anthony Kiernan, a Director of the Company 2,000,000 Director Options on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will in accordance with section 224 of the Corporations Act disregard any votes cast on this Resolution by Anthony Kiernan and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 3 - ISSUE OF DIRECTOR OPTIONS TO DIRECTOR - MICHAEL GRANT

To consider and, if thought fit, to pass the following resolution as an **ordinary** resolution:

"That, pursuant to and in accordance with section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, the Company approves and authorises the Directors to grant to Michael Grant, a Director of the Company 2,000,000 Director Options on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will in accordance with section 224 of the Corporations Act disregard any votes cast on this Resolution by Michael Grant and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 4 - ISSUE OF EXECUTIVE OPTIONS TO MANAGING DIRECTOR – STEPHEN CARTER

"That, pursuant to and in accordance with section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, the Company approves and authorises the Directors to grant to Stephen Carter 3,000,000 Executive Options on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting and of which up to 1,500,000 are subject to him not exercising prior options granted to him and as described in the Explanatory Memorandum."

The Company will in accordance with section 224 of the Corporations Act disregard any votes cast on this Resolution by Stephen Carter and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Explanatory Memorandum which accompanies and forms part of this Notice describes the matters to be considered at this General Meeting.

Dated this 6th day of May 2004
BY ORDER OF THE BOARD



John Sendziuk
COMPANY SECRETARY

EXPLANATORY MEMORANDUM

INTRODUCTION

At the General Meeting to be held on 10th June 2004 four Resolutions will be dealt with. The following information has been prepared to assist with shareholder consideration of those Resolutions.

In relation to Resolution 1 in which approval is sought to place Shares and Options, no decision has, at the date of this Notice, been made as to any placement, nor as to whether if a placement proceeds it will be for both Shares and Options however no Options, irrespective of number, will be issued unless they are attaching to Shares and those Shares are only able to be issued on the terms approved.

1. RESOLUTION 1 - APPROVAL FOR ISSUE OF SECURITIES.

Following commencement of the Phase 1 trials for Solbec's lead compound SBPOO2 and the decision to commence work in other areas including investigating the compounds application to psoriasis, the working capital requirements of the Company have increased. Whilst the Directors consider the Company is sufficiently capitalised for the medium term they do consider the Company should be able to take the opportunity to raise new capital if the opportunity arises and the terms and conditions are in the interests of the Company and its scheduled development programs.

Of late there has been considerable interest in the work of Solbec and the directors now seek shareholder approval to place shares and options as herein described.

The approval to place shares and options under this Resolution is:

- for 3 months only; and
- can only be made on the terms and conditions herein set out.

Any options that are to be issued will only be done by way of attaching to Shares issued on the terms set out – options **will not under this approval** be issued by themselves. The reason behind seeking approval to issue options with the Shares is to provide a degree of flexibility in a share issue and ensure the best terms are secured for Solbec.

Listing Rule 7.1 provides that a listed company may not issue securities in any 12 month period which, when aggregated with the value of the other securities issued within that 12 month period, exceed 15% of the value of ordinary shares on issue at the beginning of the 12 month period, unless the issue falls within one of the nominated exceptions or the prior approval of members of the company in general meeting is obtained.

In compliance with Listing Rule 7.3 shareholders are advised as follows:

a) The total number of securities which may be allotted is up to 20,000,000 ordinary Shares and up to 20,000,000 Attaching Options;

b) No Attaching Options will be issued by themselves, only attaching to an issue of Shares within the approval:

c) The Shares and Attaching Options may be issued in one allotment, but within the approval terms or may be issued progressively within 3 months of the date of the general meeting;

d) At the date of this Notice, it is not known who will be the subscribers for Shares that may be issued with approval under this resolution;

e) The Shares will be issued at no less than 80% of the average market price 5 days immediately preceding the date of issue, or agreement to issue;

f) The Shares rank pari passu in all respects with the Company's existing fully paid ordinary Shares;

g) Any Attaching Options will be issued on a ratio determined by the Directors (ie in a ratio as to Shares to be issued) but in any event at no greater than the basis of one Attaching Option for every Share subscribed.

h) Attaching Options are exercisable at:

- 20 cents each before 19 September 2005;
- 30 cents each after 19 September 2005, but before 19 September 2006.

Full terms and conditions of Attaching Options are included at Annexure A to this Explanatory Memorandum.

EXPLANATORY MEMORANDUM

The purpose of the issue of Shares and Attaching Options is to raise capital to fund further development of Solbec's range of pharmaceutical products, meet day to day working capital requirements and to enable to Company to take advantage of appropriate opportunities that may arise in the development and marketing of pharmaceutical products.

2. RESOLUTIONS 2 and 3 - ISSUE OF DIRECTOR OPTIONS TO DIRECTORS – ANTHONY KIERNAN AND MICHAEL GRANT

Resolutions 2 and 3 seek shareholder approval for the Company to allot and issue a total of 2,000,000 Director Options over ordinary Shares in the Company to each of Anthony Kiernan (Chairman) and Michael Grant (Non Executive Director) as part of their remuneration packages and to provide further incentives as follows:

Recipient	Director Options	Exercise Price	Expiry Date
Anthony Kiernan	2,000,000	Note 1	3 years from the date of issue
Michael Grant	2,000,000	Note 1	3 years from the date of issue
Total	4,000,000		

Note 1: The exercise price will be the higher of

(i) a price that is 2 cents above the closing market price for the Company's Shares on the date of the meeting of shareholders; or

(ii) 22 cents.

Shareholder approval for the grant of the Director Options the subject of Resolutions 2 and 3 is sought for the purposes of Chapter 2E of the Corporations Act which governs the giving of financial benefits to "related parties", e.g. directors of a company.

Shareholder approval is sought under Listing Rule 10.11 which requires that an entity must not issue securities to a related party without shareholder approval. If approval is granted pursuant to Listing Rule 10.11 then approval is not required under Listing Rule 7.1.

I Purpose and Key Terms of Director Options

The purpose of the proposed grant of options is to provide the directors with added incentive and to recognise the directors and their contribution to the Company's activities and re-organization since joining the Board in April 2003.

Each Director Option proposed to be granted is exercisable into one share. The Director Options are exercisable immediately but must all be exercised within three years from the date of issue otherwise they shall lapse.

The exercise price of the Director Options has been set at a premium to the current share price to provide an incentive to the directors.

II Terms of Director Options

Subject to shareholder approval, the Director Options will be granted on the terms and conditions below:

(a) The Director Options are exercisable at any time prior to 5.00 pm WST on a date three years from the date of issue.

(b) The Director Options held by each holder can be exercised in whole or in part, and if exercised in part multiples of 5,000 must be exercised on each occasion except where the number of options held is less than 5,000 in which case all such options must be exercised at the same time.

(c) The exercise price of the Director Options is the higher of 22 cents or a price that is 2 cents above the weighted average market price for the Company's shares for the 5 Business Days preceeding the date of the meeting of shareholders.

EXPLANATORY MEMORANDUM

(For example if the market price of the Company's shares on 10 June 2004 is 24 cents then the exercise price will be 26 cents per Directors Option. If the market price is 17 cents, then the exercise price will be 22 cents.)

(d) The Director Options can not be transferred and application will not be made for the same to be quoted on ASX however application will be made for quotation of any shares issued following a valid exercise of options.

(e) The optionholder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the options in which case the optionholder will be afforded the period of at least 9 business days prior to and inclusive of the record date to determine entitlements to the issue to exercise the options.

(f) The Director Options do not confer on the holder any right to participate in dividends until shares are allotted pursuant to the exercise of the options.

(g) In the event of a reorganisation of the issued capital of the Company, the Director Options will be reorganised in accordance with the Listing Rules (if applicable) and in any case in a manner which will not result in any benefits being conferred on optionholders which are not conferred on Shareholders.

(h) The number of Shares to be issued pursuant to the exercise of Director Options will be adjusted for bonus issues made prior to exercise of the options so that, upon exercise of the options the number of Shares received by the optionholder will include the number of bonus Shares that would have been issued if the Director Options had been exercised prior to the record date for the bonus issues. The exercise price of the options shall not change as a result of any such bonus issues.

(i) Options will be issued and certificates dispatched within one month from the date of the meeting.

(j) Options will be issued for no consideration.

III Part 2E of the Corporations Act

Part 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party (such as a director) of the Company, unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Part 2E each director is considered to be a related party of the Company.

The proposed grant of options to the directors involves the provision of a financial benefit to a related party of the Company and, therefore, requires prior shareholder approval.

In accordance with the requirements of Part 2E and in particular, section 219 of the Corporations Act, the following information is provided to shareholders to allow them to assess the proposed grant of options:

(a) Anthony Kiernan and Michael Grant are related parties of the Company to whom the financial benefit would be given;

(b) the nature of the financial benefits to be given is the grant of options in the Company;

(c) Stephen Carter, the Managing Director of Solbec recommends shareholders approve each of Resolutions 2 and 3;

(d) Messrs Kiernan and Grant, directors of the Company, do not wish to make a recommendation to shareholders about the proposed resolutions because they respectively have interests in Resolution 2 (Kiernan) Resolution 3 (Grant) and in their respective outcomes. The interest arises because they are respectively the proposed recipients of the Director Options;

(e) the Director Options are issued free of charge however upon exercise the recipients will each be required to pay the exercise price, (in sub paragraph (c) in the Terms of Directors Options described above) for each share exercised. The exercise price is at a premium to the current share price to provide the holder with an incentive to increase the share price. If each director were to exercise all options granted, they would be required to pay no less than $440,000, or sums in excess of that if the shares in Solbec exceed 22 cents at the date of the meeting as calculated in the said sub paragraph (c).

An estimate of the value of the options proposed to be granted pursuant to Resolutions 2 and 3 using the Black and Scholes Option Pricing Model has been calculated as set out below:

Name of Related Party	Number of Director Options	Total Value Using Black & Scholes Model
Anthony Kiernan	2,000,000	$24,900
Michael Grant	2,000,000	$24,900

The value has been calculated using the following assumptions:

Assumptions	
Risk free interest rate	5.39%
Share price	16 cents
Dividend yield	0%
Forecast volatility	20%
Option exercise price	22 cents

IV Other Information

Neither the directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision whether it is in the best interests of the Company to pass Resolutions 2 and 3 other than as follows:

(a) following the passage of Resolutions 2 and 3 the direct and indirect interest of the directors in shares and options in the Company will be as follows:

Director	Shares	Listed Options	Director Options
Anthony Kiernan	275,000	2,000,000	2,000,000
Michael Grant	564,339	3,682,169	2,000,000

(b) if the options are granted and are exercised, the Company's share capital will be diluted by approximately 2.4% (based on the number of shares on issue at the date of the Notice of Meeting);

(c) the primary purpose of the grant of the options is to provide an incentive to Directors and not to raise capital.

(d) The latest price at which shares were issued was 20 cents each in June 2001 pursuant to a prospectus when the company changed its principal activity. The highest and lowest trading prices for the shares in the 3 month period immediately preceeding the Notice of meeting period were:

	Price	Date
High	17.5	31 March, 2004
Low	14.0	29 January, 2004
Last	15.5	5 May 2004

Remuneration

Anthony Kiernan and Michael Grant receive fees as Non Executive Directors from the Company. For the year ended 30 June 2003 Mr Kiernan received a total of $12,180, whilst Mr Grant received a total of $6,180. (It should be noted that both gentlemen were appointed to the board on 27 March 2003, therefore the remuneration is not for a full year period.) Current directors fees are set respectively at $30,000 per annum for Mr Kiernan and $24,000 per annum for Mr Grant.

3. RESOLUTION 4 - ISSUE OF EXECUTIVE OPTIONS TO MANAGING DIRECTOR – STEPHEN CARTER

Resolution 4 seeks shareholder approval for the Company to allot and issue a total of 3,000,000 Executive Options over ordinary Shares in the Company to Managing Director Stephen Carter as part of his remuneration package. Options will expire three years from the date of issue. The exercise price will be the higher of:

(i) a price that is 2 cents above the closing market price for the Company's Shares on the date of the meeting of shareholders; or

(ii) 20 cents.

Mr Carter currently holds a total of 1,500,000 Existing Unlisted Options to acquire shares in the Company which expire on 31 December 2004. Of the 3,000,000 Executive Options to be issued pursuant to Resolution 4, 1,500,000 will vest immediately, with the remainder to vest pro rata in relation to the number of Mr Carter's Existing Unlisted Options that expire unexercised. For example, if Mr Carter exercises a total of 500,000 of the existing options, but the remaining 1,000,000 expire unexercised, then a total of 1,000,000 of the Executive Options will vest to him under the resolution.

Shareholder approval for the grant of the Executive Options the subject of Resolution 4 is sought for the purposes of Chapter 2E of the Corporations Act which governs the giving of financial benefits to "related parties", e.g. directors of a company.

Shareholder approval is sought under Listing Rule 10.11 which requires that an entity must not issue securities to a related party without shareholder approval. If approval is granted pursuant to Listing Rule 10.11 then approval is not required under Listing Rule 7.1.

I Purpose and Key Terms of Executive Options

The purpose of the proposed grant of options is to provide the Managing Director with added incentive and to recognise his contribution to the Company's activities and success.

Each Executive Option proposed to be granted is exercisable into one share. A total of 1,500,000 of the Executive Options are exercisable immediately but must all be exercised within three years from the date of issue otherwise they shall lapse. The balance are exercisable as detailed below in accordance with the terms of the Executive Options.

The exercise price of the Executive Options has been set at a premium to the current share price to provide an incentive to Mr Carter.

II Terms of Executive Options

Subject to shareholder approval, the options will be granted on the terms and conditions below:

(a) Executive Options are exercisable prior to 5.00 pm WST on a date three years from the date of issue ("Expiry Period") as follows:

   (i) as to 1,500,000 between the period from the date of issue until the Expiry Period;

   (ii) as to 1,500,000 between the period from 1 January 2005 until Expiry Period but less that number of Existing Unlisted Options exercised by the optionholder prior to 1 January 2005.

(b) The Executive Options held by each holder can be exercised in whole or in part, and if exercised in part multiples of 5,000 must be exercised on each occasion except where the number of options held is less than 5,000 in which case all such options must be exercised at the same time.

(c) The exercise price of the Executive Options is the higher of 20 cents or a price that is 2 cents above the weighted average market price for the Company's shares for the 5 Business Days preceeding the date of the meeting of shareholders.

For example if the market price of the Company's shares on 10 June 2004 is 24 cents then the exercise price will be 26 cents per Executive Option. If the market price is 17 cents, then the exercise price will be 20 cents.

(d) The Executive Options can not be transferred and application will not be made for the same to be quoted on ASX however application will be made for quotation of any shares issued following a valid exercise of options.

(e) The optionholder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the options in which case the optionholder will be afforded the period of at least 9 business days prior to and inclusive of the record date to determine entitlements to the issue to exercise the options.

(f) The options do not confer on the holder any right to participate in dividends until shares are allotted pursuant to the exercise of the options.

(g) In the event of a reorganisation of the issued capital of the Company, the options will be reorganised in accordance with the Listing Rules (if applicable) and in any case in a manner which will not result in any benefits being conferred on optionholders which are not conferred on Shareholders.

(h) The number of Shares to be issued pursuant to the exercise of options will be adjusted for bonus issues made prior to exercise of the options so that, upon exercise of the options the number of Shares received by the optionholder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the record date for the bonus issues. The exercise price of the options shall not change as a result of any such bonus issues.

(i) The Options will only vest with Mr Carter if he is an employee of the Company at the date of vesting. Once vested, the Executive Options will only be cancelled if Mr Carter's services are terminated for misconduct.

(j) Options will be issued and certificates dispatched within one month from the date of the meeting.

(k) Options will be issued for no consideration.

III Part 2E of the Corporations Act

Part 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party (such as a director) of the Company, unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Part 2E each director is considered to be a related party of the Company.

The proposed grant of options to the directors involves the provision of a financial benefit to a related party of the Company and, therefore, requires prior shareholder approval.

In accordance with the requirements of Part 2E and in particular, section 219 of the Corporations Act, the following information is provided to shareholders to allow them to assess the proposed grant of options:

(a) Stephen Carter is a related party of the Company to whom the financial benefit would be given;

(b) the nature of the financial benefit to be given is the grant of Options in the Company;

(c) Anthony Kiernan and Michael Grant, both Directors of Solbec recommend shareholders approve Resolution 4.

(d) Mr Carter, Managing Director, does not wish to make a recommendation to shareholders about the proposed resolution because he has an interest in Resolution 4 and in its outcome. The interest arises because he is the proposed recipient of the Executive Options;

(e) the Executive Options are issued free of charge however upon exercise Mr Carter will be required to pay the exercise price, (in sub paragraph (c) in the Terms of Directors Options described above) for each share exercised. The exercise price is at a premium to the current share price to provide the holder with an incentive to increase the

share price. If Mr Carter were to exercise all options granted, he would be required to pay no less than $600,000 or sums in excess of that if the shares in Solbec exceed 20 cents at the date of the meeting as calculated in the said sub paragraph (c).

Two estimates of the value of the Executive Options proposed to be granted pursuant to Resolution 4, using the Black and Scholes Option Pricing Model has been calculated as set out below:

Name of Related Party	Number of Options	Total Value Using Black & Scholes Model
Stephen Carter	3,000,000	$54,000

The value has been calculated using the following assumptions:

Assumptions	
Risk free interest rate	5.39%
Current share price	16 cents
Dividend yield	0%
Forecast volatility	20%
Option exercise price	20 cents

It has been assumed that all 3,000,000 Executive Options will immediately vest to Mr Carter, for the sake of the valuation, to simplify the calculation.

IV Other Information

Neither the directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision whether it is in the best interests of the Company to pass Resolution 4 other than as follows:

(a) following the passage of Resolution 4 the direct and indirect interest of the directors in shares and options in the Company will be as follows:

Director	Shares	Listed Options	Executive Options
Stephen Carter	1,102,058	1,286,686	3,000,000

(b) if the options are granted and are exercised, the Company's share capital will be diluted by approximately 1.8% (based on the number of shares on issue at the date of the Notice of Meeting);

(c) the primary purpose of the grant of the Executive Options is to provide an incentive to the Managing Director and not to raise capital.

(d) The latest price at which shares were issued was 20 cents each in June 2001 pursuant to a prospectus when the company changed its principal activity. The highest and lowest trading prices for the shares in the 3 month period immediately preceeding the Notice of meeting period were:

	Price	Date
High	17.5	31 March, 2004
Low	14.0	29 January, 2004
Last	15.5	5 May 2004

Remuneration

Managing Director Stephen Carter received total salary and remuneration of $141,665 for the year ended 30 June 2003.

GLOSSARY

ASX means Australian Stock Exchange Limited (ACN 008 129 164).

ASIC means Australian Securities and Investments Commission.

Attaching Options means an option to acquire a Share on the terms set out in the annexure to this Explanatory Memorandum.

Board means the board of Directors of the Company duly appointed in accordance with the Constitution of the Company.

Company means Solbec Pharmaceuticals Ltd (ACN 061 289 218).

Constitution means the constitution (formerly articles of association) of the Company.

Director Options means options to acquire shares in the company to be issued to Directors on the terms and conditions as set out in the Explanatory Memorandum.

Directors means directors of the Company.

Executive Options means options to acquire shares in the Company, to be issued to the Managing Director on the terms set out in the Explanatory Memorandum.

Existing Listed Options means the Company's 157,739,157 existing listed options exercisable on or before 17 September 2006.

Existing Unlisted Options means the 1,500,000 options currently on issue to Stephen Carter the Managing Director of Solbec.

Explanatory Statement means the explanatory statement in this Memorandum.

Listing Rules means the official listing rules of ASX.

Meeting means the meeting convened by the Notice.

Memorandum means this document, comprising of the Notice, the Explanatory Statement and the Proxy Form.

Notice means the notice of meeting accompanying this Memorandum.

Share means an ordinary fully paid share in the capital of the Company.

WST means western standard time.

ANNEXURE A

ATTACHING OPTION TERMS AND CONDITIONS

The Attaching Options will entitle the holders to subscribe for Shares on the following terms:

i. Each Attaching Option entitles the holder to subscribe for and be allotted one Share at prices set out in (ii) depending on when the Attaching Option is exercised.

ii. The Attaching Options are exercisable at any time prior to 5.00pm WST on 19 September 2006 ("Expiry Date") by notice in writing to the Company accompanied by payment of the exercise price, being

- 20 cents before 19 September 2005;
- 30 cents after 19 September 2005 but before 19 September 2006.

iii. The Attaching Options may be exercised in whole or in part. If the Attaching Options are exercised in part, each notice of exercise must be for not less than 5,000 Shares and thereafter in multiples of 1,000 Shares.

iv. Shares will be allotted and issued pursuant to the exercise of Attaching Options not more than ten (10) Business Days after receipt of a properly executed notice of exercise of the Attaching Options and payment of the requisite application moneys.

v. Shares issued upon exercise of the Attaching Options will rank equally in all respects with the Company's then existing ordinary fully paid shares. The Company will apply for official quotation by ASX of all Shares issued upon exercise of the Attaching Options.

vi. There are no participating rights or entitlements inherent in the Attaching Options and holders will not be entitled to participate in new issues of capital offered or made to shareholders during the currency of the Attaching Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten (10) Business Days after the issue is announced. This will give optionholders the opportunity to exercise their Attaching Options prior to the date for determining entitlements to participate in any such issue.

vii. In the event of any new or bonus issues, there are no rights to a change in the exercise price or the number of underlying securities over which the Attaching Options can be exercised.

viii. In the event of any reorganisation (including a consolidation, sub-division, reduction or return) of the issued capital of the Company on or prior to the Expiry Date, the rights of the optionholder will be changed to the extent necessary to comply with the applicable Listing Rules at the time of the reorganisation.

ix. The Company will, at least twenty (20) Business Days before the expiry date of the Attaching Options, send notices to the optionholders stating the name of the optionholder, the number of Attaching Options held and the number of shares to be issued on exercise of the Attaching Options, the exercise price, the due date for payment, and the consequences of non-payment.

SOLBEC PHARMACEUTICALS LTD
ACN 061 289 218

PROXY FORM

The Share Registrar
SOLBEC PHARMACEUTICALS LTD
PO Box 2142
Churchlands WA 6018

Facsimile: (+61) 8 9446 8777

I/We (name of shareholder) ....
of (address) ....
being a member/members of Solbec Pharmaceuticals Ltd hereby appoint ....
(name) ....
of (address) ....
and/or failing that person (name) ....
of (address) ....
or failing that person then the Chairperson of the Meeting as my/our proxy to vote for me/us and on my/our behalf at a General Meeting of the Company to be held at The Royal Kings Park Tennis Club, Kings Park Road, West Perth on 10 June 2004 at 10.00 a.m and at any adjournment of the meeting.

Should you so desire to direct the Proxy how to vote, you should place a cross in the appropriate box(es) below:

I/We direct my/our Proxy to vote in the following manner:

	For	Against	Abstain
RESOLUTION 1 - APPROVAL FOR ISSUE OF SECURITIES	☐	☐	☐
RESOLUTION 2 - ISSUE OF DIRECTOR OPTIONS TO A. KIERNAN	☐	☐	☐
RESOLUTION 3 - ISSUE OF DIRECTOR OPTIONS TO M. GRANT	☐	☐	☐
RESOLUTION 4 - ISSUE OF EXECUTIVE OPTIONS TO S. CARTER	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain.

If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking this box, you acknowledge that the Chairperson may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. ☐

The Chairman intends to vote in favour of all four Resolutions

This Proxy is appointed to represent % of my voting rights,
or if two proxies are appointed Proxy No. 1 represents % and Proxy No. 2 represents % of my total votes.
My total voting rights are shares.

If the shareholder is an individual:

Signature: ____________________

Name: ____________________

If the shareholder is a company:
Affix common seal (if required by Constitution)

____________________ ____________________
Director/Sole Director and Secretary Director/Secretary

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of Regulation 7.11.37 of the Corporations Regulations, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the meeting. The snapshot date is 10.00 am (WST), 10 June 2004.

4. To be effective, the proxy form (and any power of attorney) must be lodged at the registered office of the Company not less than 48 hours before the time of holding the meeting. The proxy may be lodged by facsimile transmission to the facsimile number at the Company's principal place of business, being (08) 9446 8777.

5. A copy of the power of attorney must be lodged for any proxy appointed under a power of attorney, together with evidence of non-revocation of the power of attorney.

6. A proxy for a corporation must be appointed under the common seal of the corporation or signed in accordance with the requirements of Section 127 of the Corporations Act.

7. A proxy form is attached. If required it should be completed, signed and returned to the Company's principle place of business in accordance with the proxy instructions on that form.



SOLBEC
PHARMACEUTICALS LTD

11th May 2004

SOLBEC SELECTS CMAX FOR PSORIASIS TRIALS

Summary

- Solbec Pharmaceuticals Ltd selects Adelaide Clinical trials group CMAX to carry out its human Phase I clinical trials for its lead compound SBP002 in the treatment of the debilitating dermal disorder Psoriasis.
- Human clinical trials expected to start (subject to approvals) in third Quarter 2004
- Psoriasis project represents third area of commercialization for SBP002 platform technology.
- Psoriasis is a major unmet clinical need that affects 3% of the world's population and has a market size of up to $6billion.

Solbec Pharmaceuticals Limited (ASX: SBP) today announced that it has commissioned CMAX, a division of the Institute of Drug Technology Australia Limited (IDT) to undertake human Phase I clinical trials for its psoriasis treatment.

CMAX has a 48-bed phase 1 clinical trial unit in Adelaide and is highly regarded in this field.

It is proposed that, subject to ethics approval, the clinical trials could start during the third quarter of this year. The clinical trials will assess the safety of Solbec's psoriasis treatment for people with varying degrees of the psoriasis condition.

The clinical trial will also review the long-term use and effectiveness of Solbec's psoriasis cream on a small group of psoriasis suffers.

The Solbec psoriasis treatment uses the company's lead compound SBP002 which has already shown evidence of symptomatic relief following topical administration of the drug.

The Solbec psoriasis treatment is one of several projects bases on the SBP platform technology. The board has given the psoriasis treatment a very high priority and considers its development a core development area to the future and growth of Solbec

Solbec Chief Executive, Stephen Carter, said Solbec was very committed to this application of its SBP002 drug.

"Trials are already underway to test SBP002 as a cancer treatment. The psoriasis treatment is completely separate and further demonstrates the versatility of this drug," Mr. Carter said.

The psoriasis project represents a third area of commercial endeavor and development to be implemented. This exciting project now advances behind the cancer treatment trails and diagnostics investigations but has the potential to become a "company maker". Other derivatives from the platform technology will further expand the commercial possibilities and diversify potential income for Solbec and its shareholders.

What is Psoriasis?
Psoriasis is a common chronic skin disease for which there is neither a cure nor effective treatment. Psoriasis appears worldwide affecting males and females equally. It is most common in northern Europeans and Scandinavians with about 3% of the population being affected. In America alone there are approximately three million psoriasis suffers and a market for psoriasis products estimated at between $3 - $6 billion annually.

There's a clear genetic link established by HLA, family and twin studies especially in those whose disease had an early onset. Onset it is most common between 15 to 40 years of age with the median being 28 years. It rarely occurs in children under 10.

Psoriasis is a lifelong condition that comes and goes in severity and can be very debilitating. When the affected skin is visible, such as on the hands, it can cause emotional and social suffering as well. A few hundred people die each year from the complications of severe psoriasis.

Current treatments
Traditional pharmaceutical treatments for psoriasis give symptomatic relief only. All but the mildest medications have a significant risk of serious side effects.

Newly approved biological treatments have been shown to be highly effective and produced remission of symptoms that last beyond the period of treatment. But the treatments require regular injections by a doctor at considerable inconvenience and cost.

The uptake of these new treatments demonstrate the market willingness to accept higher treatment costs. From a pharmaceutical company perspective, this means potential for high market growth. The number of compounds in various stages of development with international companies supports this view.

Solbec's lead compound SPB002 has an effect on cell proliferation and the company believes it could have a beneficial effect on psoriasis. This has been supported by anecdotal evidence following topical application of SPB002.

Solbec strategy
The realization of the full potential of a pharmaceutical compound requires the capability to address the market worldwide. The infrastructure, expertise, and financial resources required to do so are available currently only to international pharmaceutical and possibly some major biotechnology companies. Solbec's current strategy is to develop the project to a stage that will allow our licensing of the product for this indication. The current trials are a major part of this strategy.

Background Information

Solbec Pharmaceuticals Ltd is a publicly listed company on the Australian Stock exchange (code SBP).

Its lead compound is SBP002, a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are under way in advanced cancer patients

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for the fast track Orphan Drug Program.

However, under the Therapeutic Good Administration's Special Access Scheme (SAS), SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a wide range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec has received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on SBP002. This research is to look at the ability of SBP002 to boost the immune system. This new line of investigation at UWA by Professor Robinson and his team represents a significant new direction for Solbec and the use of SBP002.

For further information contact:
Stephen Carter
Chief Executive
Solbec Pharmaceuticals Ltd
Phone +61 (0) 8 944 67555
Mobile + 61 (0) 412 154029

ID # 137863

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	2 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Michael A. Grant
Date of change	21 May 2004
No. of securities held prior to change	3,682,169 Options 564,339 Ordinary Fully Paid Shares
Class	Options
Number acquired	200,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,882.51
No. of securities held after change	3,882,169 options 564,339 Ordinary Fully Paid Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

IP #140224

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/05/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,332,025	Ordinary shares.
157,706,640	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? [ ]

33 +Despatch date [ ]

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [X] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 **1 Holder only**
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 03/06/04
(Company Secretary)

Print name: John Sendziuk.

== == == == ==

+ See chapter 19 for defined terms.

JD # 140222



SOLBEC
PHARMACEUTICALS LTD

3rd June 2004

ANTI CANCER DRUG BOOST TO THE IMMUNE SYSTEM

Summary

- University studies find SBP002 drug kills Mesothelioma tumours AND positively activates immune system
- University studies meet three main criteria for immunological activity
- The toxicity of SBP002 on the immune system was minimal when compared to other drugs used in combinational immunotherapy for the EFFECTIVE treatment of Mesothelioma.

Research studies have found that in the future, the deadly asbestos-related cancer, Mesothelioma, may be treated with an Australian drug that not only destroys existing tumours but has the ability to boost immunity against the disease.

The drug, SBP002, derived from a native weed called Devil's Apple, is the lead compound of Perth based Biotechnology Company, Solbec Pharmaceuticals Ltd. Developments in the last week have been particularly promising.

Most recent studies undertaken by the University of Western Australia, Department of Medicine, Tumour Immunology Group have confirmed that SBP002 is able to positively activate the immune system.

The researchers, under the supervision of Professor Bruce Robinson and Dr Richard Lake have demonstrated that Solbec's lead compound, SBP002, satisfies the three main criteria for immunological activity.

They have shown that:

- SBP002 effectively destroys mesothelioma tumour tissues in animals;
- The killing of mesothelioma tissue by SBP002 actually increases the quantity of tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response.
- Most importantly, unlike most other cancer treatments, SBP002 does not destroy lymphocytes. Lymphocytes recognize the antigens and play a pivotal role in the immune response.

The researchers have reported "that the effect of SBP002 on the lymph organs (where lymphocytes are found) was minimal when compared to other chemotherapy regimes which have been used in combination with immunotherapy for the effective treatment of mesothelioma."

"The fact that the three criteria occur together, makes this is a very exciting milestone," said Solbec Managing Director, Stephen Carter. "We had some informal evidence that this was the case based on feedback from patients taking the drug under the Australian Special Access Scheme."

"Now we have confirmation and can move on to further trials. While there is still more work to be done, the researchers are continuing to develop new methods of combinational therapy to maximize the immunological effect of SBP002."

Mesothelioma is an extremely potent form of cancer that usually results in the patient's death within 12-18 months of diagnosis. Current therapies are ineffective and are able to extend the patients life by only a few months. In Australia alone it is forecast that up to 60,000 people will succumb to the disease by the time it peaks in 2020. The figures in Europe and the USA are generally higher.

The low incidence of mesothelioma qualifies SBP002 for application for Orphan Drug Status administered by the Food and Drug Authority in the USA and Solbec is aggressively following this path.

The work at the University of WA was partially funded by a Biotechnology Innovation Fund Grant from the Australian Government.

SBP002 is also currently in Phase I clinical trials at Sir Charles Gairdner Hospital in WA to assess the safety of SBP002 for the treatment of advanced cancers, in particular mesothelioma and melanoma. *For further information contact:*

Stephen Carter
Chief Executive
Solbec Pharmaceuticals Ltd
Phone +61 (0) 8 944 67555
Mobile + 61 (0) 412 154029

Hilarie Dunn
Media Relations for Solbec Pharmaceuticals Ltd
Phone +61 2 99093078
Mobile +61 414 357792

Background Information

Solbec Pharmaceuticals Ltd is listed on Australian Stock Exchange (code SBP).

Its lead compound is SBP002, a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of interlukin 6 (IL-6) when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec is scheduled to commence Phase I Clinical trials for the treatment of Psoriasis in the third quarter 2004.

Solbec has received an Australian Government grant of $196,000 through the AusIndustry Biotechnology Innovation Fund to carry out further research on SBP002. This research looked at the ability of SBP002 to boost the immune system.

See also www.solbec.com.au

ID # 141742.



SOLBEC
PHARMACEUTICALS LTD

10th June 2004

RESULTS OF GENERAL MEETING

The General Meeting of the company was held today. All four resolutions which were in the Notice of Meeting were passed.

There were 60 valid proxy's.

Resolution 1 had 14,406,503 proxy votes for the resolution and 184,000 against.

Resolution 2 had 14,381,503 proxy votes for the resolution and 209,000 against.

Resolution 3 had 14,381,503 proxy votes for the resolution and 209,000 against.

Resolution 4 had 13,688,203 proxy votes for the resolution and 209,000 against.

For further information contact:

John Sendziuk
Company Secretary
Solbec Pharmaceuticals Ltd
Ph: +61 (0)8 9366 1266

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Director Options Executive Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000,000 Director Options 3,000,000 Executive Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	4,000,000 Director Options exercisable at $0.22 cents on or before the 9th June 2007. 3,000,000 Executive Options exercisable at $0.20 cents on or before the 9th June 2007.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No No not quoted. Will rank equally when exercised and listed.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per resolutions of shareholders in General Meeting.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/06/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,332,025 157,706,640	Ordinary shares. Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 10/06/04
(Company Secretary)

Print name: John Sendziuk.

== == == == ==

83	17-September-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
84	24-September-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
85	28-September-2004	Press release - Solbec Pharmaceuticals Options Exercised
86	30-September-2004	Press release - Solbec's Psoriasis Trial Reaches First Milestone
87	05-October-2004	Change of Director's Interest Notice
88	08-October-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
89	11-October-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
90	13-October-2004	Press release - Solbec Pharmaceuticals Partnering in USA
91	14-October-2004	Press release - Solbec Pharmaceuticals Appoints New Director
92	15-October-2004	Quarterly report for entities admitted on the basis of commitments for the quarter ended September 30, 2004
93	04-November-2004	Press release - Solbec's Psoriasis Trial Reaches Final Stage
94	10-November-2004	Press release - Solbec Presents Coramsine™ at Techvest
95	23-November-2004	Press release - Solbec Cancer Drug Total Remission of Mesothelioma in Mice
96	30-September-2004	Annual Financial Report for the year ended June 30, 2004
97	25-November-2004	Notice of Annual General Meeting of Shareholders and Proxy Statement
98	25-November-2004	ASX release - Results of Annual General Meeting of Shareholders
99	26-November-2004	Press release - Solbec Confirms Positive Preliminary Study Results for Cancer Drug in Mice
100	10-December-2004	Press release - Solbec Signs Manufacturing Agreement with IDT Australia Ltd
101	16-December-2004	Press release - Solbec to Establish Level 1 American Depository Receipt Programme
102	16-December-2004	New issue announcement application for quotation of additional securities and agreement for directors options
103	20-December-2004	Press release - Solbec Agreement with Hybridon Inc
104	19-January-2005	Press release - Solbec Shares may now trade in Germany
105	24-January-2005	Change of Director's Interest Notice
106	28-Janaury-2005	Quarterly report for entities admitted on the basis of commitments for the quarter ended December 31, 2004
107	03-February-2005	Press release - Solbec to commence pre-clinical study to confirm preliminary finding of immunity to mesothelioma
108	09-February-2005	Press release - Solbec's Coramsine™ successfully completes Phase I trial in psoriasis
109	15-February-2005	Press release - Solbec reports progress in Phase I trial in patients with advanced cancer

51	15-June-2004	ASX release - Appointment of Director
52	25-June-2004	Change of Director's Interest Notice
53	01-July-2004	Press release - General Up-Date on Patent Position
54	06-July-2004	Letter to all Option Holders
55	07-July-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
56	09-July-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
57	14-July-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
58	20-July-2004	Press release - Clinical Trial Up-Date
59	22-July-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
60	22-July-2004	Press release - Scientific Review of Solbec's SBP002 by Professor John Papadimitriou
61	27-July-2004	Quarterly report for entities admitted on the basis of commitments for the quarter ended June 30, 2004
62	28-July-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
63	30-July-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
64	03-August-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
65	05-August-2004	Press release - Solbec Pharmaceuticals Engagement of New Business Development Manager
66	09-August-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
67	10-August-2004	Press release - Solbec Pharmaceuticals Patent Applications Receive Positive International Preliminary Examination Reports
68	13-August-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
69	20-August-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
70	25-August-2004	Press release - Engagement of Rational Therapeutics to Extend Phase II Trials
71	25-August-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
72	26-August-2004	Change of Director's Interest Notice
73	27-August-2004	Press release - Solbec Pharmaceuticals Ltd Receives Ethics Approval for Psoriasis Clinical Trial
74	27-August-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
75	31-August-2004	Preliminary Final Report for the year ended June 30, 2004
76	03-September-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
77	08-September-2004	New issue announcement, application for quotation of additional securities and agreement for ordinary shares
78	09-September-2004	Press release - Solbec Pharmaceuticals Clinical Trial Patients Elect to Continue Anti-Cancer Drug
79	13-September-2004	Change of Director's Interest Notice
80	13-September-2004	Change of Director's Interest Notice
81	15-September-2004	Shareholder Up-Date Presentation
82	16-September-2004	Change of Director's Interest Notice



SOLBEC
PHARMACEUTICALS LTD

15th June 2004

APPOINTMENT OF DIRECTOR

Summary

- Professor John Papadimitriou has been appointed a Director of the Company.

The Company has pleasure in advising that Professor John Papadimitriou has been appointed a Director of the Company.

Professor Papadimitriou has had a distinguished academic career in pathology and was awarded a personal chair for his many contributions.

He is presently Emeritus Professor in the School of Surgery and Pathology at The University of Western Australia and is also on the consultant staff of the Royal Perth Hospital and the PathCentre, the Western Australian Centre for Pathology and Medical Research. He has an international reputation in both diagnostic and experimental pathology and is the author and co-author of three books and some 460 scientific papers. He is a director of the Neurological Research Institute and the Child Health Research Foundation of Western Australia and Deputy Director of the Australian Research Centre for Medical Engineering.

Professor Papadimitriou was made a Member of the Order of Australia for services rendered to medical research and the community.

With his distinguished academic career in medicine and clinical pathology, Professor Papadimitriou is an important addition to the Board and will enhance Solbec's cooperative approach with medical and research groups.

Tony Kiernan
Chairman

Tony Kiernan
Chairman

Tel:	(08) 9318 2039
Mob:	0418 912 843
Email:	tony.kiernan@solbec.com.au

Background Information

Solbec Pharmaceuticals Ltd is listed on Australian Stock Exchange (code SBP).

Its lead compound is SBP002, a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

Currently the drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials are under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included: increased well-being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells reduced the production of interlukin 6 (IL-6) when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. IL-6 is known to be one of the chemicals produced by the body during disease that makes people feel unwell. IL-6 is also known to be involved in cancer cell proliferation.

As well as a range of cancers, SBP002 may be useful for treating a range of IL-6 related diseases. These include inflammatory diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis; microbial diseases such as HIV, chronic fatigue syndrome and malaria; heart disease such as cardiac myopathy; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis and Castleman's disease. Solbec has lodged patents to cover this exciting aspect of the drug's activity.

Solbec is scheduled to commence Phase I Clinical trials for the treatment of Psoriasis in the third quarter 2004.

Solbec has received an Australian Government grant of $196,000 through the AusIndustry Biotechnology Innovation Fund to carry out further research on SBP002. This research looked at the ability of SBP002 to boost the immune system.

See also www.solbec.com.au

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOLBEC PHARMACEUTICALS LTD**
ABN	**85 061 289 218**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	21 May 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Michael A. Grant
Date of change	25 June 2004
No. of securities held prior to change	3,882,169 Options 564,339 Ordinary Fully Paid Shares
Class	Directors Options
Number acquired	2,000,000 Directors Options
Number disposed	Nil.
Value/Consideration consideration is non-cash, provide details and estimated valuation	Nil consideration. Authorised at shareholders meeting.
No. of securities held after change	3,882,169 options 564,339 Ordinary Fully Paid Shares 2,000,000 Directors Options

+ See chapter 19 for defined terms.

Nature of change : on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Company issue of Directors options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

ID #144424

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	3 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as trustee of the A W Kiernan Superannuation Fund as to 1,000,000 options
Date of change	24 June 2004
No. of securities held prior to change	275,000 Ordinary Fully Paid Shares 2,000,000 Options
Class	Ordinary Fully Paid
Number acquired	100,000 shares 2,000,000 Directors options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,659.51 for the shares Options – nil consideration and under shareholder approval
No. of securities held after change	**375,000 Ordinary Fully Paid Shares** **2,000,000 Options** **2,000,000 Directors Options**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market – Shares Shareholder approval - Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Solbec/ASX/App3y-Kiernan 24-6-04

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Solbec Pharmaceuticals Ltd	
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Carter
Date of last notice	14 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Pearlcove Investments Ltd Safe Harbour Superannuation Fund
Date of change	25 June 2004
No. of securities held prior to change	1,002,058 Ordinary Shares 1,500,000 unlisted Options 1,286,686 Listed Options (SBPOA)
Class	Options
Number acquired	200,000 1,500,000 Directors Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil. Authorised at shareholders meeting.
No. of securities held after change	1,002,058 Fully Paid Shares 1,500,000 Unlisted Options 1,486,686 Options 1,500,000 Directors Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Company issue of Directors Options.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

1st July 2004

GENERAL UP-DATE ON PATENT POSITION

Summary
- General up-date on patent position.

Please find attached a recent article written by Biotech Analyst Stuart Roberts. The report analyses the intellectual property position of Solbec's lead compound SBP002 and is informative reading for our shareholders.

There were no patents of interest published this week that this analyst felt were worth writing about. Which didn't trouble him greatly because he had been doing some more interesting reading related to the patent applications of Solbec Pharmaceuticals. When we last looked at Solbec on 4 June it was mainly to talk about how that company's anti-cancer compound, codenamed SBP002, had generated some interesting data in the laboratory related to its ability to produce an anti-cancer immune response in animal models. This week we'll take a look at how Solbec extracted value from a project that had, in a sense, lost its way prior to the Perth company getting involved. In particular, we'll consider how Solbec has sought to get best bang for its laboratory research buck out of the patent system.

SBP002, regular readers will recall, is a drug Solbec obtains from the fruit of the Devil's Apple, *Solanum linnaeanum*. All the laboratory work that Solbec has done on SBP002 since the project was picked in 2000 has suggested that what the company is sitting on is a very powerful drug. Take, as a good example, an announcement Solbec made to the market in December 2002. The company reported that scientists with which it was working had performed a cytotoxicity study - a test tube study to see how effective a substance is in killing cancer cells - of SBP002 against five mesothelioma cell lines. In this environment, Solbec jubilantly reported, SBP002 had shown 'a high level of activity', which was promising, but, even better, SBP002 had then gone on to beat, in terms of mesothelioma cell killing ability, two drugs often used by oncologists to treat mesothelioma. If your compound works better that gemcitabine, which is the generic name for an antimetabolite chemotherapy drug introduced by Eli Lilly in 1996 called Gemzar, and docetaxel, which is Aventis' Taxotere, a drug similar to taxol in that it is derived from substances found in the yew tree (scientific name *Taxus*), then clearly you're on to something, so long as the good news keeps flowing during the animal studies as well as the clinical trials.

All of Solbec's lab work would, however, would be of little commercial value if the company couldn't at least patent part of its compound. And here was the rub. When four

years ago Solbec had in-licensed Dr Bill Cham's BEC® project, from which SBP002 was subsequently developed, the Perth company faced a problem in terms of patent protection. Cham, a Dutch biochemist who up until recently lived in Brisbane, had published his first paper on the anti-cancer properties of Devil's Apple-derived steroidal glycosides (combination steroid/sugar molecules) way back in 1987, and he had applied for the relevant patent protection over his product in early 1990 (in a patent entitled *Glycoalkaloids).* Which was great except that an initial application for a U.S. patent, filed in 1994, was rejected. Cham was luckier after he refiled in 1996, and was successful in having the patent granted in 1999 (as U.S. Patent 5,958,770), however in the meantime valuable years of potential patent life had been lost as a result of a worldwide change in 1995 in the rules regarding intellectual property treatment. Under the new patent regime, patent life was standardized across jurisdictions, so that new U.S. patents, instead of being valid for 17 years from grant, changed to having a life of 20 years from the date of earliest filing. The changeover date was 8 June 1995. For patent applications filed before 1995 the 17 years from grant regime still prevailed, but since Cham's pre 8 June 1995 application had been abandoned, *Glycoalkaloids*' patent life in America was deemed to have started in 1990, making it due to expire around the start of 2010. In short, if Solbec didn't come up with a product different from BEC®, it would be working with very old IP that could potentially shorten the product's commercial life. Sure, the U.S. government's Orphan Drug program, which Solbec would like to make use of should SBP002 perform well in a Phase II trial, was originally designed to encourage the development of compounds that would otherwise be 'orphaned' due to their being natural products over which patent protection would be difficult to obtain. But why should investors today risk their money on an unpatented compound that Uncle Sam may or may not smile upon after an expensive clinical trial process is complete?

Which brings us back to how Solbec managed to take BEC®, a compound that had gone nowhere between 1990 and 2000 as an anti-cancer agent, and turn it into the commercially exciting SBP002 over which it could obtain some decent patent protection. In retrospect it was all relatively simple. SBP002 is a drug made up of two equally-weighted substances called solamargine and solasonine. They're both triglycoalkaloids, meaning that in each case three sugar molecules are connected a biologically active nitrogen-based substance. BEC®, by contrast, was a molecule basically comprised of one-third solamargine, one-third solasonine and one-third a number of sugary molecules thrown in for good measure. When Dr Liz Williams, who is a research scientist in UWA's Department of Pharmacology and a specialist in structural biology, together with a number of her UWA colleagues, were testing BEC® on Solbec's behalf, they suggested to Solbec that just the first two triglycoalkaloids would do the trick and that the other di- and mono-glycosides were extraneous. That advice led to an October 2001 announcement by Solbec in which the company reported that a product made up of just the two glycoalkaloids was as much as three times more effective in cytotoxicity studies as BEC®, presumably because there was more alkaloid in the new drug. Solbec named this new, improved anti-cancer derivative of the Devil's Apple BEC-2S , before dropping Bill Cham's initials altogether in 2002 by calling it SBP002. More importantly, since the anti-cancer properties of the solamargine/solasonine combination were new to science, Solbec was able to obtain a new patent over the drug. The patent's official title was *Glycoalkaloid Compositions and Various Uses Thereof* (WO/2004/002497, priority date 1 July 2002), but we've nicknamed it the 'Changed Ingredients' patent. The patent claims a variety of mixtures of two glycoalkaloids but suggests that 1:1 works best, which is novel compared to Cham's old 1990 patent, where there was no consideration of the effect of changed glycoside mixtures. In work leading up to the patent filing Liz Williams

conducted a four way cytotoxicity race where BEC®, solamargine alone, solasonine alone, and a 1:1 mixture of solamargine and solasonine were each sent against a number of cancer cell lines. When one does cytotoxicity studies with a compound of interest one of the aims of the game is to get a low LD_{50}, that is, Lethal Dose 50, the dosage of a drug required to kill 50% of a sample population. The less of a candidate drug required to kill 50% of a population of cells, the more effective the drug is likely to be, and in Liz William's studies the hands-down winner in terms of the lowest LD_{50} was the 1:1 mixture. So, for instance, against a melanoma cell line called A2058 the LD_{50} was 247 picograms per cell for BEC®, and only 78 picograms for the solamargine/solasonine combination (a picogram is a trillionth of a gram - wow, that's tiny!). And when Liz experimented with changing the solamargine/solasonine mix, allowing, say, 75% solamargine and 25% solasonine, against another set of cell lines, these always gave a higher LD_{50} than the 50:50 combination. So Solbec now had a better product than BEC®. However Liz' work went further. *Glycoalkaloid Compositions and Various Uses Thereof* also claims the use of the new drug as a psoriasis treatment (Claim 32), the latter having been suggested by anecdotal evidence that a cream with a 0.1% solasonine/ solamargine content in a 1: 1 ratio worked to clear up psoriatic lesions in long-term sufferer of this disease. It was early days but in effect Solbec now had two new products rather than one.

What *Glycoalkaloid Compositions and Various Uses Thereof* indicated to this analyst was that back in 2001 and 2002 Solbec was being smart with its main project, using both biochemistry and the patent system to free itself from any potential issues that it may have had inherited with BEC®, as well as to extend notional product life out to 2022. The fact that Solbec has filed for two other patents like this indicates that CEO Steve Carter and his team have been fairly systematic about the building of value. Consider an earlier patent application where Solbec sought to cover the mechanism by which the drug gets into the cancer cell so as to destroy it. The application in question, called *Rhamnose Binding Protein* (WO/03/066679, priority date 7 February 2002), we've nicknamed the 'Sweet Tooth patent'. You'll remember from our 4 June commentary on Solbec that SBP002 is able to get into cancer cells because those cells tend to over express a receptor molecule for the sugar rhamnose, which scientists associated with Solbec gave the name Rhamnose Binding Protein, or RBP for short. RBP binds to the rhamnose in the drug, but in drawing that sugar into the cell also pulls in the steroidal alkaloid connected to the rhamnose, which promptly initiates the cell's destruction. Cham had also noticed this phenomenom way back in 1990. What he was never able to do was characterise RBP, and consequently he had never published on it, leaving the way open for Solbec to do the necessary characterisation studies and file a patent over the end result. This became the work of Dr Richard Lipscombe, a biochemist at UWA. Lipscombe took the abovementioned A2058 melanoma cell line and used affinity chromatography to separate out RBP from the cells, which he analysed using gel electrophoresis. The physical properties of RBP became the opening three claims of the RBP patent, with the claims that followed including uses of RBP relevant to Solbec's business plan, such as its use as a cancer diagnostic (Claims 13) and its use in the killing of cancer cells (such as, for example, Claim 16).

Put these two patents - *Rhamnose Binding Protein* and *Glycoalkaloid Compositions and Various Uses Thereof* - together and you've got intellectual property protection for both ends of Solbec's technology, the drug as well as what it impacts on. Which in this analyst's view makes it pretty hard for competitors to copy what Solbec has done. However Steve Carter wasn't finished yet. A third patent, entitled *Method for the Separation of Triglycoalkaloids* (WO/2004/002998, priority date 28 June 2002), allowed

the recipe for making SBP002 to come under Solbec's intellectual property control. That patent covers work done at Curtin University's School of Pharmacy on the appropriate methods of obtaining Solbec's drug. At Curtin a team led by Dr John Parkin figured out that one of the best ways to get SBP002 was to, roughly speaking, take the fruit of the Devil's Apple, crush it up to obtain the juice, and then mix in an alcoholic solvent such as methanol or ethanol. This resulted in the dissolution of the solamargine, leaving solasonine as a solid that could be easily separable from the solamargine-in-solution. There are probably other ways to make SBP002, but at least *Method for the Separation of Triglycoalkaloids* allows Solbec to make trouble for potential competitors should that prove necessary some time down the track.

The question may be asked as to what the Solbec team has missed. This analyst would answer that question by pointing to the phenomenon of interleukin-6. In January 2003 a provisional patent application entitled *Methods of Modulating IL-6* was filed to cover what scientists working with Solbec had postulated was an effect that SBP002 had on that cytokine. Solbec believed and continues to hold that its drug that it has an inhibitory effect on interleukin-6's role in a wasting effect common in cancer patients known as cachexia. However it would seem that in 2003 Solbec wasn't able to gather enough data to be able to go after a patent application in this area before the 12 months of provisional coverage lapsed. Which was disappointing, but not a great worry since as we noted on 4 June Solbec's UWA friends seem to have discovered new and more exciting things about SBP002 and its effect on the immune system. Patents can be done by a biotech company as an end in itself (this is a hallmark of not-so-commercial outfits), or for strategic reasons of protecting its core know-how and confusing the potential competition. After a perusal of Solbec's patents this analyst could see how Steve Carter and his colleagues have chosen the latter path. As we commented above, Solbec's patent story is really a story of smart management. It demonstrates how the company has put in place a network of people that together have been able to prove up the value of Solbec's compound as well as provide that compound with intellectual property protection. The trouble with markets is that they prefer to see products in the clinic before giving a company's management credit for what it has achieved in terms of the pre-clinical work. Which shouldn't be a problem for Solbec because SBP002 has now made it into the clinic and is set to soon complete a Phase I trial now ongoing at Perth's QEII Medical Centre in Perth. Ahead of the outcome of that trial, which the pre-clinical evidence suggests is likely to be a success not just in safety terms but also in early stage signs of efficacy, Solbec remains a Speculative Buy for Knowledgeable Professional Investors

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

ID # 146752



SOLBEC
PHARMACEUTICALS LTD

6th July 2004

Dear Shareholders,

For your interest please find attached letter sent to all option holders.

Yours sincerely

Stephen Carter
Managing Director/Chief Executive Officer


INTERNATIONAL
QUALITY
MANAGEMENT
SYSTEM
ISO9001 NATA CERTIFIED


SOLBEC
PHARMACEUTICALS LTD
ACN 061 289 218
ABN 85 061 289 218

24th June 2004

Dear Option Holders,

The past ten months have seen Solbec achieve significant milestones.

We have:

- Sold off all the mining leases and focussed the company on its core business.
- Started our first Human Clinical Trial in advanced cancer patients.
- We have sold our interest in the Lawley Joint Venture.
- We have completed the building of our manufacturing facility.
- We have agreed to carry out Clinical Trials for the treatment of psoriasis.
- We have shown that SBP002 primes the immune system.
- We have further strengthened the Board by the appointment of Professor Papadimitriou.

The company has continued to strengthen its intellectual property position and will continue to add to its patent portfolio.

I recently attended BIO2004, the worlds largest biotechnology conference in San Francisco. The conference was attended by approximately 20,000 delegates from around the world. Solbec exhibited along with a number of Australian companies. We were very happy with the level of interest shown for our product and we were approached by most of the large pharmaceutical companies and are in continuing discussions with all of them. We received good international press coverage and I have given interviews to major press groups for future use.

Solbec are moving forward and as options holders you are no doubt aware that your options have a tranched exercise price. The first exercise price of 12 cents expires on the 19th of September this year, but the options do not expire until September 2006.

Unit 1, 298 Selby Street, OSBORNE PARK WA 6017 Postal: PO Box 2142 CHURCHLANDS WA 6018

- The options have three exercise prices depending upon when the options are exercised:

a) 12 cents if exercised before September 2004.
b) 20 cents if exercised between September 2004 and September 2005.
c) 30 cents if exercised between September 2005 and September 2006.

Therefore anyone who exercised their options before September 2004 will only need to pay 12 cents for fully paid share subscribed to from an existing option. If not exercised the option will continue trading until September 2006. If you have any queries with regard the exercise price of the options, please contact your stockbroker or Solbec Pharmaceuticals Ltd.

I have enclosed an option exercise form for those who wish to exercise their options. I have also enclosed a copy of the brochure that we had printed for BIO2004.

The Board of Solbec would like to thank you for your continued support and we look forward to seeing your names on our share register in the future.

Yours sincerely,

Stephen Carter
Managing Director/Chief Executive Officer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7/07/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,358,525	Ordinary shares.
157,680,140	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 4 Shareholders
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 08/07/04
(Company Secretary)

Print name: John Sendziuk.

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9/07/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,398,525	Ordinary shares.
157,640,140	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 3 Shareholders
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 12/07/04
(Managing Director)

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.

ID: 148606

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,100
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14/07/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,465,625	Ordinary shares.
157,573,040	Options expiring 19/09/2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 8 Shareholders
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 15/07/04
Managing Director

Print name: Stephen Carter

== == == == ==

ID # 147291



SOLBEC
PHARMACEUTICALS LTD

20th July 2004

CLINICAL TRIAL UP-DATE

Summary:

- Solbec's Board has met with the principal Investigator in its Phase I Clinical Trial
- The data generated to date shows no unexpected toxicity.
- Based on data generated to date Solbec's Board is confident of progressing to Phase II Clinical trials in patients with advanced cancer.

The Board of Director's met recently with Professor Michael Millward, the principal investigator in Solbec's Phase I Trials of our lead compound SBP002 in Patients with advanced cancer. The purpose of the meeting was to review the status of the trial.

The Phase I Trial is the first step in human testing of a new drug and evaluate drug safety and toxicity at different dose levels in a small number of volunteers. The trial will also determine the pharmacokinetics which is the action of drugs in the body, including the processes of transformation, duration of action and elimination.

The data generated to date have shown no unexpected toxicity in the patients treated.

The principal investigator is continuing to enroll further patients in accordance with the Trial Protocol.

The Board is satisfied with the results generated to date and is confident that the Trials will provide sufficient data to enable Solbec to proceed with its applications in Australia and in the United States for its Phase II Clinical Trials.

Stephen Carter
Managing Director and Chief Executive Officer
Solbec Pharmaceuticals Ltd
Phone +61 (0) 8 944 67555
Mobile + 61 (0) 412 154029

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	82,625
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/07/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,548,250	Ordinary shares.
157,490,415	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 12 Shareholders
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 22/07/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

22nd July 2004

SCIENTIFIC REVIEW OF SOLBEC'S SBP002 BY PROFESSOR JOHN PAPADIMITRIOU AM, OSJ, MD, PhD, FRCPath, FRACPA, FIBiol

Summary

- Professor Papadimitriou has carried out a complete review of Solbec's scientific, non-clinical and pre-clinical data
- Professor Papadimitriou informed the board that he was impressed with the quality of research, the volume of data on SBP002 and the scientific direction that management has adopted.

As a part of Solbec's commitment to scientific excellence and our commitment to transparency to the market the recent appointment of Professor Papadimitriou to the board of Solbec has provided the opportunity for a complete review of the company's science, non-clinical and pre-clinical data.

Professor Papadimitriou's review confirms that:

- Solbec has a detailed understanding of the chemistry of SBP002.
- The non-clinical, pre-clinical, and proof of concept using in vitro, in vivo and ex vivo data confirm the anti cancer activity of the drug.
- The mode of action appears to be unique and is different from current therapies. This increases the potential for different applications and there is good argument that SBP002 can be used in combination with other existing therapies to increase the overall anti cancer activity.

Professor Papadimitriou informed the board that he was impressed with the quality of research, the volume of data on SBP002 and the scientific direction that management has adopted.

In addition he indicated that the base technology could also support a platform of potential uses.

For further information contact

Stephen Carter
Managing Director
(08) 94467555
Stephen.carter@solbec.com.au

Professor John Papadimitriou
Director
(08) 9346 2769
jpapa@cyllene.uwa.edu.au

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	30th June 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(146)	(514)
	(b) advertising and marketing	-	-
	(c) research and development	(157)	(741)
	(d) leased assets	-	-
	(e) other working capital	(208)	(892)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	37	116
1.5	GST	(42)	(3)
1.6	Government Grants	30	94
1.7	Other	-	50
	Tax Refund	-	344
	Net operating cash flows	**(486)**	**(1546)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(486)	(1546)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(22)	(52)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments	18	1067
	(c) intellectual property		
	(d) physical non-current assets	-	525
	(e) other non-current assets	2	2
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	Net investing cash flows	(2)	1,542
1.14	**Total operating and investing cash flows**	**(488)**	**(4)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	4	776
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**4**	**776**
	Net increase (decrease) in cash held	(484)	772
1.21	Cash at beginning of quarter/year to date	3170	1914
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**2686**	**2686**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	58
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees and Salary and Payments for Consulting at Commercial Rates

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	151	456
4.2	Deposits at call	2535	2714
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**2686**	**3170**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .. Date: 27/07/04
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

Cherie Duldig

From: Tony Kiernan (Director)
Sent: Wednesday, 28 July 2004 7:25 PM
To: Cherie Duldig; Michael Grant (Director); Stephen Carter
Subject: RE: APPENDIX 4C Quarterly Report

Approved for release by me so once MG and SC OK then let it rip Boris !!

-----Original Message-----
From: Cherie Duldig [mailto:Cherie.Duldig@solbec.com.au]
Sent: Tuesday, 27 July 2004 10:50 AM
To: Michael Grant (Director); Stephen Carter; Tony Kiernan
Subject: APPENDIX 4C Quarterly Report

Please find the attached for your perusal. Must be lodged with ASX first thing Friday morning.

<<Appendix 4C quarter ending 30.06.04.doc>>
Cherie Duldig
Office Administrator

Cherie Duldig

From: Michael Grant (Director)

Sent: Thursday, 29 July 2004 12:17 PM

To: Cherie Duldig

Subject: RE: Appendix 4C Quarterly Report

Ok,
The 4c is ok with me.
Cheers
Michael

-----Original Message-----
From: Cherie Duldig [mailto:Cherie.Duldig@solbec.com.au]
Sent: Thursday, 29 July 2004 11:28 AM
To: MichaelGrant
Subject: Appendix 4C Quarterly Report

Michael,

I require by return email your approval of the above report sent to you on Tuesday 27/07/04.

Thanks
Cherie Duldig
Office Administrator

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	88,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/07/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,636,250	Ordinary shares.
		157,402,415	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	1 Shareholder
1,001 - 5,000	
5,001 - 10,000	1 Shareholder
10,001 - 100,000	3 Shareholder
100,001 and over	

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 28/07/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	74,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30/07/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,710,750	Ordinary shares.
157,327,915	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000.........1 Shareholder
5,001 - 10,000
10,001 - 100,000 2 Shareholder
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  .... Date: 30/07/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/08/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,713,250	Ordinary shares.
157,325,415	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000.........1 Shareholder
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 03/08/04
Managing Director

Print name: Stephen Carter

== == == == ==



SOLBEC
PHARMACEUTICALS LTD

5th[nd] August 2004

SOLBEC PHARMACEUTICALS ENGAGEMENT OF NEW BUSINESS DEVELOPMENT MANAGER

Summary:

- Solbec engages Business Development Manager.
- The new Business Development Manager has a very strong international pharmaceutical background in business development and marketing.

The Board of Solbec is pleased to announce that they have engaged the services of Mr Greg Barrington as the companies Business Development Manager.

Mr Barrington holds a BSc. (hons.) from Aston University in the UK with an MBA from the London Business School. He has a strong business development and marketing background working for CIBA Geigy in Switzerland, Saudi Arabia and Australia in senior management positions before moving to Africa. He was then appointed as the CEO of Novartis's East Arica Operations, becoming the youngest Head of Department for the company worldwide. He has more recently taken on consulting positions in the biotechnology industry and was CEO of a publicly listed start-up biotechnology company.

Mr Barrington will bring a wealth of experience to the Solbec management team.

Stephen Carter
Managing Director and Chief Executive Officer
Solbec Pharmaceuticals Ltd
Phone +61 (0) 8 944 67555
Mobile + 61 (0) 412 154029

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

54214

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	09/08/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,769,750	Ordinary shares.
157,267,415	Options expiring 19/09/2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000.........2 Shareholder
5,001 - 10,000
10,001 - 100,000......3 Shareholder
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 09/08/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

10th August 2004

SOLBEC PHARMACEUTICALS PATENT APPLICATIONS RECEIVE POSITIVE INTERNATIONAL PRELIMINARY EXAMINATION REPORTS

Summary:

- Solbec key Patent applications have received positive International Preliminary Examination Report.
- Includes both Receptor and Manufacturing Patents.
- Solbec are continuing with aggressive IP Protection Program.

Solbec has received the International Preliminary Examination Report (IPER) for its manufacturing patent application for the method of separation of triglycoalkaloid's. The examiners have found that all 57 claims in the application are novel, inventive and have industrial applicability.

This IPER follows the recent IPER on our patent application for the Cancer receptor "Rhamnose Binding Protein" in which all 27 claims were found to be inventive, novel and have industrial applicability.

These applications are now moving into the national phases with Solbec instucting its Patent attorneys to lodge the Rhamnose Binding Protein patent application in Canada, Japan, China, Europe, New Zealand and India. Applications in Australia and the USA were filed some time ago and are currently pending.

The positive IPER's are a major milestone in the process of protection of our intellectual property. As well as the above applications, Solbec has two other new patent applications moving through the registration process and are we adding new applications to our portfolio.

Patents are our core assets and we are following an aggressive program to ensure that Solbec has a strong Patent portfolio for the future. Solbec will continue to comprehensively protect and expand its core technology and all of its improvements through a strong intellectual property protection program.

Stephen Carter
Managing Director and Chief Executive Officer
Solbec Pharmaceuticals Ltd
Phone +61 (0) 8 944 67555
Mobile + 61 (0) 412 154029

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	42,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13/08/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,808,250	Ordinary shares.
157,228,915	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	
1,001 - 5,000	2 Shareholder
5,001 - 10,000	1 Shareholder
10,001 - 100,000	1 Shareholder
100,001 and over	

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 13/08/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	255,937
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/08/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
160,064,187	Ordinary shares.
156,972,978	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	
1,001 - 5,000	5 Shareholder
5,001 - 10,000	
10,001 - 100,000	2 Shareholder
100,001 and over	1 Shareholder

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20/08/04
Managing Director

Print name: Stephen Carter

== == == == ==

RECEIVED

2005 MAR 10 A 9: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25th August 2004

ENGAGEMENT OF RATIONAL THERAPEUTICS TO EXTEND PHASE II TRIALS

Summary:

- Solbec Pharmaceuticals Ltd commissions US company Rational Therapeutics to carry out Phase II targeting studies for its anticancer drug SBP002
- The study follows the success of Solbec's Phase I/II clinical trials
- The aims are to identify cancers with the highest sensitivity to SBP002 and determine whether the drug can be combined with existing drugs to increase their anti-cancer activity
- Preliminary results show that four types of tumour are potential targets for Solbec's lead, SBP002

Solbec Pharmaceuticals Ltd (ASX: SBP) has commissioned US group, Rational Therapeutics in California, to determine the most promising tumour targets for Solbec's anti-cancer lead, SBP002, and which therapeutic drugs currently in use show enhanced activity in combination SBP002.

This extension of Solbec's phase IIB clinical trial program involving SBP002 follows successful Phase I trials of the lead in patients with advanced cancer.

The studies by Rational Therapeutics will employ EVA® technology in which a sample of a patient's own cancer is tested for survival upon exposure to a potential chemotherapeutic agent. The assay is purported to provide positive prediction of tumour activity of up to 90%.

Studies of the effect of SBP002 on Mesothelioma are already in progress. The aim of the current study is to determine what other cancer types are most sensitive to SBP002, and whether the combination of SBP002 with currently available cancer drugs provides a more effective anti-cancer activity.

Preliminary work by Rational Therapeutics has shown that melanoma, non small cell lung cancer (NSCLC), renal cancer and colon cancers are susceptible to SBP002 and that SBP002 improved the activity of standard cancer treatments, providing a positive response in 57% of the tumours treated. A response rate of only 15% is needed to obtain marketing approval for a cancer drug.

These preliminary results have been presented at two of the world's largest cancer conferences, The American Society of Clinical Oncologists and American Association of Cancer Researchers.

Solbec commissioned the new studies so as to provide targeted information on the choice of tumour types and treatment protocols for new phase IIB clinical trials that will give SBP002 the greatest chance of success.

The head of Rational Therapeutics is Dr Robert Nagourney who is the Medical Director of the Malcolm C Todd Cancer Institute in Long Beach, California and Adjunct Associate Professor in Pharmacology at the University of California, Irvine.

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	121,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/08/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
160,185,687	Ordinary shares.
156,851,478	Options expiring 19/09/2006.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	1 Shareholder
1,001 - 5,000	4 Shareholder
5,001 - 10,000	
10,001 - 100,000	2 Shareholder
100,001 and over	

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25/08/04
Managing Director

Print name: Stephen Carter

== == == == ==

RECEIVED
2005 MAR 10 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Solbec Pharmaceuticals Ltd	
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Carter
Date of last notice	14 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Pearlcove Investments Ltd Safe Harbour Superannuation Fund
Date of change	26 August 2004
No. of securities held prior to change	1,002,058 Fully paid Shares 1,500,000 unlisted Options 1,486,686 Options 1,500,000 Directors Options
Class	Options & Shares
Number acquired	100,000 Shares
Number disposed	100,000 Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,000
No. of securities held after change	1,102,058 Fully Paid Shares 1,500,000 Unlisted Options 1,386,686 Options 1,500,000 Directors Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



SOLBEC
PHARMACEUTICALS LTD

27th August 2004

SOLBEC PHARMACEUTICALS LTD RECEIVES ETHICS APPROVAL FOR PSORIASIS CLINICAL TRIAL

Summary:

- Solbec Pharmaceuticals Ltd receives ethics approval for Phase I Clinical trial into psoriasis
- The trial will be carried out at CMAX (the clinical division of IDT Aust Ltd.) in Adelaide.
- The first patients are expected to be treated in early September.

Australia. 27th August 2004. Solbec Pharmaceuticals Ltd (ASX:SBP) will commence a Phase I clinical trial of the safety and tolerability of its lead drug SPB002 in the treatment of psoriasis, following approval from the Royal Adelaide Hospital Human Research Ethics Committee.

CMAX, the clinical division of IDT Aust Ltd, will conduct the trial at its unit at the Royal Adelaide Hospital. CMAX has considerable experience in running clinical trials including trials involving treatments for psoriasis. The aim of the trial, which will take place in three stages, is to show that the SBP002 cream is safe and tolerable and warrants larger Phase II studies.

Solbec has manufactured the cream and placebo and has been awaiting ethics clearance to begin the trial. Enrolment of patients is expected to take place early in September.

In the first stage, three healthy volunteers will be treated for one day. Assuming no adverse effects, the second stage will involve three healthy volunteers receiving treatment for five successive days and the third stage will be extended to ten patients with mild to moderate psoriasis.

Over a period of 56 days, the patients will receive three different treatments – SBP002 cream, a placebo cream, and a standard psoriasis cream in current therapeutic use for the condition.

Psoriasis affects about 3 to 5% of the population for which there is currently no effective treatment, although a number of companies are studying different approaches to potential drug therapies. Estimates of the market size for psoriasis treatment range between $3-$6 billion.

"Achieving ethics approval is an important first step preceding the commencement of trials in humans," said Stephen Carter, CEO of Solbec. "Having used our lead drug, SPB002, for other applications, we believe that this Phase I trial will confirm that the SBP002 cream is both safe and well-tolerated by healthy individuals and people with psoriasis."

Solbec's lead drug under development is SBP002, a combination of two active compounds from a native weed commonly know as Devil's Apple, acts by entering cells where reactions of the cell convert them to an active form that causes cell death.

Solbec has already shown that SBP002 has anti-cancer activity across tumor types, with high activity against sarcoma, mesothelioma, melanoma and breast cancer.

For further information, please contact:
Rebecca Christie, Buchan
(03) 9293 2836 / 0417 382 391
rchristie@bcg.com.au

About Psoriasis
Psoriasis is a chronic skin disease that has different levels of severity and is thought to involve the immune system and a faster than normal growth cycle of skin cells.
Most commonly, psoriasis appears as patches of raised, inflamed skin covered by a flaky white layer on the knees, elbows, scalp, hands, feet or lower back. It is not contagious.

About Solbec Pharmaceuticals Ltd
Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally-occurring compounds for the pharmaceutical market. The company applies funds and expertise to all stages of drug discovery including chemical development and testing, preclinical and clinical trials, and regulatory processes via the Therapeutic Goods Administration and the US Food and Drug Administration.

The company's lead compound, SBP002, has been shown in preclinical trials to destroy mesothelioma cancer cells as well as boost immune activity against the disease.

Potential applications of SBP002 include as an injectable cancer drug, as a diagnostic and as a topical treatment for psoriasis. It successfully completed pre-clinical testing as an anti-cancer treatment and Phase 1 trials involving patients with advanced cancer, particularly mesothelioma and melanoma, are under way at Sir Charles Gairdner Hospital in WA

See also www.solbec.com.au

About CMAX
CMAX (A Division of IDT Australia Ltd) is an FDA audited 48-bed clinical trial unit that undertakes Phase I/II clinical trials for local and international pharmaceutical companies. Studies are undertaken to international standards and in accordance with the principles of Good Clinical Practice (GCP). The facility is co-located within the Royal Adelaide Hospital and has been in operation for over 10 years

D# 159035

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	447,775
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27/08/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
160,633,462	Ordinary shares.
156,403,703	Options expiring 19/09/2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	
1,001 - 5,000	3 Shareholder
5,001 - 10,000	2 Shareholder
10,001 - 100,000	3 Shareholder
100,001 and over	

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27/08/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.

O# 160530

Appendix 4E


SOLBEC
PHARMACEUTICALS LTD

Preliminary final report

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
85 062 259 218		X	30 JUNE 2004

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

$A'000

Revenues from ordinary activities	up	61.7%	to	2,079
Profit (loss) from ordinary activities after tax attributable to members	down	86.7%	to	(337)
Net profit (loss) for the period attributable to members	down	86.7%	to	(337)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend, Nil

Brief explanation of major changes to the results compared to the previous corresponding period

Revenues up due to disposal of investments and mining tenements.


SOLBEC
PHARMACEUTICALS LTD

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	2.2 cents	1.86 cents

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.

(Tick one)

☐ The financial statements have been audited.

☐ The financial statements have been subject to review.

☒ The financial statements are in the process of being audited or subject to review.

☐ The financial statements have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity does not have a formally constituted audit committee.

Sign here: .... Date: 31 August 2004

Company Secretary

Print name: John Sendziuk

Statement Of Financial Performance


SOLBEC
PHARMACEUTICALS LTD

For The Year Ended 30 June 2004

	Note	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Revenue From Ordinary Activities	2(a)	**2,078,907**	**2,189,252**	**1,285,197**
Depreciation		(35,371)	(35,371)	(18,549)
Provision for doubtful debts		-	(170,529)	-
Amortisation of intangibles		(19,519)	(19,519)	(19,519)
Exploration and evaluation expenditure		-	-	(383,873)
Borrowing costs - interest expense		(2,897)	(2,897)	-
Research and development expenditure		(1,048,885)	(1,048,079)	(1,328,665)
Write down of tenement values		-	-	(740,443)
Share of loss of associate accounted for using the equity method	9a	-	-	(149,370)
Other expenses from ordinary activities	2 (b)	(1,654,037)	(1,654,037)	(1,486,345)
Loss From Ordinary Activities Before Income Tax		(681,802)	(741,180)	(2,841,567)
Income Tax Benefit Relating To Ordinary Activities	3	344,344	344,344	319,440
Loss From Ordinary Activities After Income Tax		**(337,458)**	**(396,836)**	**(2,522,127)**
Net loss		**(337,458)**	**(396,836)**	**(2,522,127)**
Attributable To Members Of Solbec Pharmaceuticals Ltd		**(337,458)**	**(396,836)**	**(2,522,127)**
Total revenues, expenses and valuation adjustments attributable to members of Solbec Pharmaceuticals Ltd recognised directly in equity		-	-	-
Total changes in equity other than those resulting from transactions with owners as owners		(337,458)	(396,836)	(2,522,127)
Basic earnings/(loss) per share - cents per share	24	(0.2)	(0.2)	(1.6)
Diluted earnings/(loss) per share - cents per share	24	(0.11)	(0.11)	(1.6)


SOLBEC
PHARMACEUTICALS LTD

Statement Of Financial Position

As At 30 June 2004

	Note	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
CURRENT ASSETS				
Cash assets	22(a)	2,686,322	2,633,312	1,914,265
Receivables	4	231,167	224,799	58,607
Other assets	5	27,903	27,903	43,448
Total Current Assets		2,945,392	2,886,014	2,016,320
NON-CURRENT ASSETS				
Receivables	4	-	-	-
Inventories	6	-	-	25,000
Property, plant and equipment	7	479,586	479,586	425,246
Other financial assets -				
Investments accounted for using the equity method	8	98,291	98,292	450,212
Intangible assets	13	39,036	39,036	58,555
Deferred mineral exploration and evaluation expenditure	10	-	-	500,000
Total Non-Current Assets		616,913	616,913	1,459,013
Total Assets		**3,562,305**	**3,502,927**	**3,475,333**
CURRENT LIABILITIES				
Payables	11	122,498	122,498	495,350
Provisions	12	36,154	36,154	15,716
Total Current Liabilities		158,652	158,652	511,066
Total Liabilities		158,652	158,652	511,066
Net Assets		**3,403,653**	**3,344,275**	**2,964,267**
EQUITY				
Contributed equity	14	16,053,409	16,053,409	16,045,940
Reserves	15	2,493,699	2,493,699	1,724,324
		18,547,108	18,547,108	17,770,264
Accumulated Losses	15(b)	(15,143,455)	(15,202,833)	(14,805,997)
Total Equity		**3,403,653**	**3,344,275**	**2,964,267**

Statement Of Cash Flows


SOLBEC
PHARMACEUTICALS LTD

For The Year Ended 30 June 2004

	Note	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from operations		148,469	148,469	211,908
Payments to suppliers and employees		(841,429)	(799,867)	(614,840)
Payments for mineral exploration		-	-	(116,107)
Borrowing costs paid		(2,897)	(2,897)	(298)
Payments relating to research projects		(1,460,319)	(1,384,462)	(962,192)
Income Tax refunds		344,344	344,344	319,440
Interest received		116,302	116,302	75,793
Net Cash Used In Operating Activities	22(b)	**(1,695,530)**	**(1,578,111)**	**(1,086,296)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Payments for plant and equipment		(91,414)	(91,414)	(55,223)
Proceeds from sale of plant and equipment		1,818	1,818	33,701
Proceeds from sale of investments		1,256,357	1,256,357	1,098,421
Payments for exploration security deposits		(1,017)	(1,017)	(1,354)
Payments for investments		-	-	(304,682)
Proceeds from sale of exploration tenements		525,000	525,000	4,000
Payment for Baldivis Property		-	-	(254,654)
Payments for intangible assets		-	-	(35,050)
Net Cash Provided By/(Used In) Investing Activities		**1,690,744**	**1,690,744**	**485,159**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from shares issued		7,468	7,468	-
Loan to controlled entity		-	(170,529)	-
Proceeds from options issued		790,499	790,499	-
Option issue costs		(21,124)	(21,124)	-
Net Cash Provided By Financing Activities		**776,843**	**606,314**	**-**
Net increase (decrease) in cash held		771,957	718,947	(601,137)
Cash held at the beginning of the financial year		1,914,265	1,914,265	2,515,402
Cash Held At The End Of The Financial Year	22(a)	**2,686,322**	**2,633,212**	**1,914,265**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004


SOLBEC
PHARMACEUTICALS LTD

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1a. Basis Of Presentation

This is a general purpose financial report of the Company that has been drawn up in accordance with applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial statements have been prepared on the basis of historical costs.

The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The accounting policies adopted are consistent with those of the previous year.

1b. Property, Plant And Equipment

Property, plant and equipment is brought to account at cost. Plant and equipment is depreciated on a diminishing value basis so as to write off the net cost of fixed assets over the periods of their expected useful lives. The rates of depreciation are between 10-30% per year (2003: 10-30% per year). Leasehold improvements are depreciated on a diminishing value basis at a rate of between 10% and 20% per year.

1c. Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1d. Income Tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an assets unless the benefit is vitally certain of being realised.

1e. Receivables

Receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Receivables from related parties are recognised and carried at the nominal amount due.

1f. Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Solbec Pharmaceuticals Limited (the parent company) and all entities that Solbec Pharmaceuticals Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.


SOLBEC
PHARMACEUTICALS LTD

1g. Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

1h. Investments

Investments in other listed companies are carried at the lower of cost and recoverable amount. Dividends are recognised when declared by the investee.

1i. Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the company. Trade accounts are normally settled in 60 days.

1j. Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

a) Interest received / Investment disposal proceeds
Control or a right to receive consideration for the provision of, or investment in, assets has been attained.

b) Administration fees
Revenue is only recognised to the extent that costs have been incurred.

c) Sale of goods
Control of goods has passed.

d) Rental revenue
Revenue is recognised when the company is entitled to invoice the other entity under an enforceable rental agreement.

1k. Cash And Cash Equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts. Interest is charged as an expense as it accrues.

1l. Research And Development Costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.


SOLBEC
PHARMACEUTICALS LTD

1m. Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures. As the consolidated entity existed for the first time in the 2004 year, there are no 2003 consolidated comparative figures.

1n. Inventories

The stockpile of ore has been valued by the directors and was calculated as the net realisable value at balance date.

1o. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

1p. Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting, and are carried at level of the equity accounted amount and recoverable amount in the consolidated financial report.

1q. Intangibles

Patents and Licences are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

1r. Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. These benefits include wages and salaries, annual leave, sick leave and long service leave. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefit expenses and revenues are recognised against profits on a net basis.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.



SOLBEC
PHARMACEUTICALS LTD

1s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1t. Government Grants

Government Grants are recognised in the accounts when they are received. Any amount received which is applicable to another accounting period is carried forward as a prepayment.

1u. Exploration, evaluation, development and restoration costs

Costs arising from exploration and evaluation activities are carried forward provided such costs are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not, at reporting date, reached a stage to allow a reasonable assessment regarding the existence of economically recoverable reserves.

Costs carried forward in respect of an area of interest that is abandoned are written off in the year in which the decision to abandon is made.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued


SOLBEC
PHARMACEUTICALS LTD

	Consolidated Entity 2004	Parent 2004	Parent 2003
	$	$	$
2. REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES			
2a. Revenue From Ordinary Activities			
Operating activities			
Administration fees	-	110,345	42,534
Product sales	-	-	6,720
Rental revenue	37,073	37,073	-
Government grants	139,894	139,894	24,368
	176,967	287,312	73,622
Non operating activities			
Proceeds from disposal of investments	1,256,355	1,256,355	1,098,421
Proceeds from disposal of mining tenements	525,000	525,000	4,000
Interest received	118,767	118,767	75,453
Proceeds from disposal of non current asset	1,818	1,818	33,701
	1,901,940	1,901,940	1,211,575
Total revenue from operating activities	**2,078,907**	**2,189,252**	**1,285,197**
2b. Other Expenses From Ordinary Activities			
Provision For Diminution In Value Of Investments	(30,952)	(30,952)	98,654
Written Down Value Of Disposed Non Current Assets	908,889	908,889	968,728
Corporate Administration Costs			
ASX fees	22,248	22,248	18,177
Other administration expenses	25,780	25,780	161,950
Salaries and wages	466,865	466,865	53,434
Share registry expenses	47,024	47,024	20,759
Acquitted grant expenditure	-	-	24,368
Rent - Operating lease	88,580	88,580	35,155
Legal expenses	41,456	41,456	52,190
Consulting fees	84,147	84,147	52,930
Total Administration Costs	776,100	776,100	418,963
Total Other Expenses From Ordinary Activities	**1,654,037**	**1,654,037**	**1,486,345**
2c. Gains/Losses			
Gain/(loss) on disposal of investments	872,466	872,466	147,702
Gain / (Loss) on disposal of tenements	-	-	(7,512)
Gain/(loss) on disposal of plant and equipment	1,818	1,818	27,205
Total Gain On Disposal On Non Current Assets	**874,284**	**874,284**	**167,395**
2d. Other disclosure items			
Operating lease rentals - minimum lease payments	88,580	88,580	35,155


SOLBEC
PHARMACEUTICALS LTD

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
3. INCOME TAX			
No income tax is payable by the company as it incurred a loss for the year for income tax purposes.			
Prima facie tax benefit on operating loss at 30% (2003: 30%)	(204,541)	(222,354)	(852,470)
Tax Effect Of Permanent Differences at 30% (2003: 30%)			
Tax refund for Research & Development	(344,344)	(344,344)	(319,440)
Diminution in value of investment accounted for under equity method	-	-	44,811
Future income tax benefit not brought to account	204,541	222,354	807,659
Income Tax Expense/(Benefit) Attributable To Loss From Ordinary Activities	**(344,344)**	**(344,344)**	**(319,440)**

The company has estimated unconfirmed losses for income tax and capital gains tax purposes unrecouped at balance date of approximately $10,594,918 (2003 : $7,642,132) (subject to confirmation by the Commissioner of Taxation). The aggregate future income tax benefit of $3,178,475 (2003 : $2,292,640) has not been carried forward as an asset in the statement of financial position as realisation of the benefit is not regarded as virtually certain and will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the exploration expenditure and tax losses to be realised;

(b) the company continues to comply with the conditions for deductibility imposed by the law; and

(c) no changes in tax legislation adversely affect the company in realising the benefit from the tax losses. The group has not formed a tax consolidation group as at 30th June 2004.

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
4. CURRENT ASSETS - RECEIVABLES			
Receivables - trade	2,531	2,531	-
Receivables - sundry	223,478	217,110	55,914
Accrued interest receivables	5,158	5,158	2,693
	231,167	**224,799**	**58,607**
NON CURRENT ASSETS - OTHER ASSETS			
Loan to controlled entity	-	170,529	-
Less provision for doubtful debts	-	(170,529)	-
	-	-	-
5. CURRENT ASSETS - OTHER ASSETS			
Prepayments	27,903	27,903	43,448
	27,903	**27,903**	**43,448**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued


SOLBEC
PHARMACEUTICALS LTD

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
6. NON-CURRENT ASSETS - INVENTORIES			
Ore Stockpile On Hand			
At lower of cost and net realisable value	-	-	25,000
	-	-	25,000
7. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT			
Plant And Equipment			
Plant and equipment at cost	241,675	241,675	201,855
Less accumulated depreciation	(62,746)	(62,746)	(31,263)
	178,929	178,929	170,592
Land and improvements at cost	254,654	254,654	254,654
	254,654	254,654	254,654
Leased improvements at cost	49,776	49,776	-
Less accumulated depreciation	(3,773)	(3,773)	-
	46,003	46,003	-
	479,586	479,586	425,246
Reconciliations			
Plant and equipment			
Carrying amount at the beginning of the year	170,592	170,592	140,415
Additions	54,147	54,147	55,223
Transfer to leased improvements	(14,212)	(14,212)	-
Disposals	-	-	(6,497)
Depreciation	(31,598)	(31,598)	(18,540
Carrying Amount At End Of Year	178,929	178,929	170,592
Land and improvements			
Carrying amount at the beginning of the year	254,654	254,654	-
Carrying Amount At End Of Year	254,654	254,654	-
Leasehold improvements			
Carrying amount at the beginning of the year	-	-	-
Transfer from plant and equipment	14,212	14,212	-
Additions	35,564	35,564	-
Depreciation	(3,773)	(3,773)	-
Carrying Amount At End Of Year	46,003	46,003	-

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued


SOLBEC
PHARMACEUTICALS LTD

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
8. OTHER FINANCIAL ASSETS (NON CURRENT)			
Shares Listed On Prescribed Stock Exchange (a)			
Cost	71,236	71,236	471,593
Provision for diminution on cost of shares	(12,529)	(12,529)	(59,948)
	58,707	58,707	411,645
Shares in unlisted controlled entities (b)	-	1	-
Security deposits	39,584	39,584	38,567
Carrying amount at end of year	**98,291**	**98,292**	**450,212**
8a. At 30 June The Market Value Of Investments represented by quoted market values were	58,707	58,707	411,645

8b. SUBSIDIARY COMPANIES

Interests held by the company in controlled entities:

Company Name and Place of Incorporation	Principal Activities	Ownership Interest 2004 %	Ownership Interest 2003 %	Carrying Amount of Investment 2004 $	Carrying Amount of Investment 2003 $
Solbec (No 1) Pty Ltd (incorporated in Australia)	Pharmaceuticals Research	100	-	1	-


SOLBEC
PHARMACEUTICALS LTD

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associated Companies

Name	Principal Activities	Ownership Interest 2004 %	Ownership Interest 2003 %	Carrying Amount of Investment 2004	Carrying Amount of Investment 2003
Lawley Pharmaceuticals Ltd (Incorporated in Australia with a 30 June year end.)	Pharmaceuticals	-	48.99	-	-

Voting rights - At 30 June 2003, Solbec held 46.2% of the voting rights of Lawley Pharmaceuticals Limited.

Solbec disposed of its interest in Lawley Pharmaceuticals Limited during the year ended 30th June 2004.

At 30th June year end	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Carrying amount of investment in associate			
Movement in carrying value of associate			
Balance at beginning of the financial year	-	-	-
Reclassification of investment in an associate	-	-	-
New investments during the year	-	-	432,601
Share of associated companies loss from ordinary activities and extraordinary items after income tax	-	-	(149,370)
Provision for diminution in value of investment	-	-	(283,231)
Balance at end of financial year	-	-	-
9a. Share of associate's loss and accumulated losses			
Share of associate's loss from ordinary activities before income tax expense	-	-	149,370
Share of associate's income tax expense	-	-	-
Share of associate's loss from ordinary activities after income tax	-	-	149,370
Share of accumulated losses at beginning of the financial year	-	-	252,155
Share of associate's accumulated losses at the end of the financial year	-	-	**401,525**
9b. Share of Associates Assets and Liabilities			
Assets	-	-	2,765
Liabilities	-	-	-
Share of Net Assets (Liabilities) at end of the financial year	-	-	**2,765**


SOLBEC
PHARMACEUTICALS LTD

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
10. DEFERRED MINERAL EXPLORATION AND EVALUATION EXPENDITURE			
Mineral Exploration Expenditure			
Areas of interest which are in the exploration and evaluation stage	-	-	500,000
	-	**-**	**500,000**
Reconciliation			
Carrying amount at the beginning of the year	500,000	500,000	1,705,252
Additions	-	-	-
Disposals	(500,000)	(500,000)	(4,000)
Write down to recoverable amount	-	-	(1,201,252)
Carrying Amount At End Of Year	**-**	**-**	**500,000**
11. PAYABLES (CURRENT)			
Trade creditors and accruals	122,498	122,498	495,350
	122,498	**122,498**	**495,350**
12. PROVISIONS			
Employee benefits	36,154	36,154	15,716
	36,154	**36,154**	**15,716**
13. INTANGIBLE ASSETS			
Curacel license			
Carrying amount at beginning of year	26,518	26,518	31,397
Less accumulated amortisation	(9,758)	(9,758)	(4,879)
	16,760	16,760	26,518
Glycoalkaloid patent			
Carrying amount at beginning of year	32,037	32,037	3,189
Additions	-	-	43,488
Less accumulated amortisation	(9,761)	(9,761)	(14,640)
	22,276	22,276	32,037
Carrying amount at end of year	**39,036**	**39,036**	**58,555**
Reconciliation			
Carrying amount at the beginning of the year	58,555	58,555	34,585
Additions	-	-	43,489
Amortisation	(19,519)	(19,519)	(19,519)
Carrying Amount At End of the Year	**39,036**	**39,036**	**58,555**
14. CONTRIBUTED EQUITY			
a. Issued and Paid Up Capital			
(159,332,025) (2003 : 159,269,780) ordinary fully paid shares	16,053,409	16,053,409	16,045,940
	16,053,409	**16,053,409**	**16,045,940**

	2004		2003	
	Number of shares	$	Number of shares	$
b. Movement in shares				
Beginning of the financial year	159,269,750	16,045,940	159,269,780	16,045,940
Issued during the year				
62,245 options exercised at 12 cents	62,245	7,469	-	-
End of the financial year	159,332,025	16,053,409	159,269,780	16,045,940


SOLBEC
PHARMACEUTICALS LTD

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
14a. Terms And Condition Of Contributed Equity **Ordinary Shares**			
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.			
14b. Options During the year, the company issued 7,000,000 options made up of 4,000,000 director options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 22 cents and 3,000,000 executive options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 20 cents. The options expire on 9 June 2007. 157,767,385 options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 12 cents if exercised by 19 September 2004, 20 cents if exercised by 19 September 2005 and 30 cents if exercised by 19 September 2006 the expiry date.			
Movement in Options			
Balance at beginning of year	3,000,000	3,000,000	156,264,990
Granted to the Directors at the General Meeting of Shareholders in June 2004	7,000,000	7,000,000	-
Granted to the Directors and key employees at the Annual General Meeting in November 2002	-	-	3,000,000
Expired 30 June 2003	-	-	(156,264,990)
Issued in September 2003	157,767,385	157,767,385	-
Exercised during the year	(62,245)	(62,245)	-
Balance At End Of Year	**167,705,140**	**167,705,140**	**3,000,000**
15. RESERVES AND ACCUMULATED LOSSES			
Option premium reserve (Note 15(a))	769,375	769,375	-
Lapsed option premium reserve	1,724,324	1,724,324	1,724,324
	2,493,699	2,493,699	1,724,324
Accumulated losses (Note 15(b))	(15,143,455)	(15,202,833)	(14,805,997)
Total Reserve And Accumulated Losses	**12,649,756**	**12,709,134**	**(13,081,673)**
The lapsed option premium reserve consists of a premium on options issued in the past and which lapsed.			
15a. Option Premium Reserve			
Balance at beginning of the financial year	-	-	1,180,822
Transferred to lapsed option premium reserve	-	-	1,180,822
Issue of options	769,375	769,375	-
Balance At End Of The Financial Year	**769,375**	**769,375**	**-**
15b. Accumulated Losses			
Balance at beginning of the year	(14,805,997)	(14,805,997)	(12,283,870)
Net loss	(337,458)	(396,836)	(2,522,127)
Balance At End Of Year	**(15,143,455)**	**(15,202,833)**	**(14,805,997)**


SOLBEC
PHARMACEUTICALS LTD

16. SEGMENT INFORMATION

The consolidated entity's operating segments are organised and managed separately according to the nature of the activity.

The mineral exploration segment represents the consolidated entity's former involvement in that industry. This ceased when all of the assets pertaining to that industry were sold during the year.

The pharmaceutical research segment is the company's main focus and this involves research into chemicals which may provide treatments for various cancers.

The other segment incudes revenues and expenses associated with investments and the administration of the company.

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Primary Segment - Business Segment The business segments of the company during the year were pharmaceutical research and mineral exploration.			
Mineral Exploration			
Operating Revenue			
Other Revenue	525,000	525,000	33,701
Total Segment Revenue	**525,000**	**525,000**	**33,701**
Segment Result	-	-	(1,090,615)
Segment Assets	-	-	538,568
Segment Liabilities	-	-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	470
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	740,443
Discontinuing operations The mining assets were all sold during the year and the operation was discontinued.			

16. SEGMENT INFORMATION continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Pharmaceutical Research			
Operating Revenue			
Other Revenue	139,894	139,894	31,088
Total Segment Revenue	**139,894**	**139,894**	**31,088**
Segment Result	(694,588)	(789,260)	(978,137)
Segment Assets	518,622	348,093	583,165
Segment Liabilities	158,652	158,652	511,066
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	353,367
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	55,836	55,836	8,148
Share of associates loss	-	-	149,370
Carrying value of investments in associates	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	432,600
Unallocated (Corporate)			
Operating Revenue			
Interest	118,767	118,767	75,453
Other Revenue	1,295,246	1,405,591	1,140,955
Total Segment Revenue	**1,414,013**	**1,524,358**	**1,216,408**
Segment Result	357,130	392,424	(453,375)
Segment Assets	3,043,683	3,154,834	2,353,600
Segment Liabilities	-	-	
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	9,931
Non-cash expenses included in segment expenses, other than depreciation and amortisation	(30,952)	(30,952)	(333,946)


SOLBEC
PHARMACEUTICALS LTD

16. SEGMENT INFORMATION continued

	Consolidated Entity 2004	Parent 2004	Parent 2003
	$	$	$
Consolidated			
Operating Revenue			
Interest	118,767	118,767	75,453
Other Revenue	1,960,140	2,070,485	1,205,744
Total Segment Revenue	**2,078,907**	**2,189,252**	**1,281,197**
Segment Result	(337,458)	(396,836)	(2,522,127)
Segment Assets	3,562,305	3,502,927	3,475,333
Segment Liabilities	158,652	158,652	511,066
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year			353,367
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	55,836	55,836	38,068
Share of associates loss	-	-	149,370
Carrying value of investments in associates	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	(30,952)	(30,952)	839,097
The basis of inter-segment sales and transfers is current market price.			

Secondary Segment - Geographical Segment
The Company operated for the entire financial year within the one geographical segment being Australia.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued


SOLBEC
PHARMACEUTICALS LTD

20. DIRECTOR AND EXECUTIVE DISCLOSURES

20a. Names Of Specified Directors

The persons holding positions as directors of the company during the financial year were:

S Carter - Executive Director

P J Alcock (Resigned 27/11/03)

A Kiernan - Chairman - Non Executive Director

M Grant Director - Non Executive

J Papadimitriou (Appointed 14/6/04) Director - Non Executive

20b. Remuneration Of Specified Directors

Details of the nature and amount of each element of remuneration of each Director of the Company for the financial year are as follows:

2004

Name	Consulting Fees $	Directors' Fee $	Superannuation $	Options	Salary	Total $
P J Alcock (Resigned 27/11/03)	16,350	6,726	551	-	-	23,627
S J Carter (Executive Director)	-	-	14,575	54,000	161,948	230,523
A Kiernan	23,514	30,000	2,645	24,900	-	81,059
M Grant	-	25,385	2,205	24,900	-	52,490
J Papadimitriou	-	-	-	-	-	-
	39,864	62,111	19,976	103,800	161,948	387,699

2003

Name	Consulting Fees $	Directors' Fee $	Superannuation $	Options	Salary	Total $
P J Alcock (Resigned 27/11/03)	2,625	11,199	1,008	-	-	14,832
S J Carter (Executive Director)	10,687	6,553	590	27,000	123,835	168,665
A Kiernan	5,320	6,881	619	-	-	12,820
M Grant	-	5,574	551	-	-	6,125
	18,632	30,207	2,768	27,000	123,835	202,442

The company has a formal policy regarding the provision of Directors' remuneration. At the present time there is no connection to financial and operating performance. The Managing Director's salary is determine by the remuneration committee. Directors fees in total are determined by the shareholders in general meeting. The directors options are also determined by the shareholders.

During the financial year options were granted as equity compensation benefits to certain specified directors as disclosed below. The options were issued free of charge.

			Terms & Conditions for Each Grant			
Name	Granted Number $	Grant date $	Value per option at grant date $	Exercise price per share $	First exercise date	Last exercise date
S J Carter	3,000,000	9/6/04	1.8 cents	20 cents	10/6/04	9/6/07
A Kiernan	2,000,000	9/6/04	1.2 cents	22 cents	10/6/04	9/6/07
M Grant	2,000,000	9/6/04	1.2 cents	22 cents	10/6/04	9/6/07
	7,000,000					


SOLBEC
PHARMACEUTICALS LTD

20. DIRECTOR AND EXECUTIVE DISCLOSURES (Cont.)

20b. Remuneration Of Specified Directors (Cont.)

Option holdings of specified directors

Name	Balance at beginning of period $	Options granted $	Options exercised $	Balance at end of period $
S J Carter	1,500,000	3,000,000	-	4,500,000
A Kiernan	-	2,000,000	-	2,000,000
M Grant	-	2,000,000	-	2,000,000
	1,500,000	7,000,000	-	8,500,000

There were no specified executives employed by the company during the year for which disclosure of remuneration is required, apart from the directors' remuneration disclosed above.

20c.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the company were:-

Director Ordinary Shares	Ordinary Shares		Options Over	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	375,000	-	3,000,000	1,000,000
Michael Grant	314,339	250,000	2,607,169	3,275,000
Stephen J Carter	-	1,002,058	4,500,000	1,486,686
John Papadimitriou	-	-	-	-


SOLBEC
PHARMACEUTICALS LTD

20c. Other Transactions with Specified Directors

(a) A J Kiernan, a director of the company was paid $23,514 (2003 : $5,320) for legal consulting work at commercial rates.

(b) P J Alcock, a director (resigned 27 November 2003) was paid $16,350 (2003 : $2,625) for geological consulting work at commercial rates.

21. RELATED PARTY TRANSACTIONS

Ultimate Parent

Solbec Pharmaceuticals Ltd is the ultimate parent company.

Other related party transactions

(a) The company funded the activities of the wholly owned subsidiary Solbec (No 1) Pty Ltd. At balance date the amount loaned to the subsidiary amounted to $170,529. This loan is interest free and has no specified repayment date.

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
22. NOTES TO THE STATEMENT OF CASH FLOWS			
22a. Reconciliation Of Cash			
Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:			
Cash at bank	151,114	98,104	242,706
Cash on hand	100	100	100
Term deposits	2,535,108	2,535,108	1,671,459
	2,686,322	2,633,312	1,914,265
22b. Reconciliation Of Net Loss After Income Tax To Net Cash Used In Operating Activities			
Operating loss after income tax	(337,458)	(396,836)	(2,522,127)
Exploration and tenement costs written off	-	-	383,873
Tenement values written off	-	-	740,443
Gain on disposal of non-current assets	(1,818)	(1,818)	(27,205)
(Gain)/loss on disposal of investments	(872,466)	(872,466)	(147,702)
Loss on Disposal of Tenements	-	-	7,512
Provision for diminution in value of non current assets	(30,952)	(30,952)	98,654
Share of loss of investment accounted for under equity method	-	-	149,370
Provision for doubtful debts	-	170,529	-
Depreciation	35,371	35,371	18,549
Amortisation	19,519	19,519	19,519
Movement in Assets and Liabilities			
Receivables	(170,094)	(163,726)	(20,953)
Accrued interest	(2,465)	(2,465)	340
Prepayments	15,545	15,545	(43,448)
Unearned income	(35,525)	(35,525)	-
Trade creditors and accruals	(335,725	(335,725)	257,197
Provisions	20,438	20,438	(317)
Net Cash Used In Operating Activities	**1,695,630**	**(1,578,111)**	**(1,086,295)**

22. NOTES TO THE STATEMENT OF CASH FLOWS (Cont.)

22c. Non-Cash Investing And Financing Activities - Nil

At balance date, the following financing facilities had been negotiated and were available:

Total Facilities

Bank overdraft - Nil

Bank loans - Nil

23. FINANCIAL INSTRUMENTS

The company's accounting policies, including the terms and conditions of each class of financial liability and equity instrument, both recognized and unrecognised at the balance date, are as follows.

Short Term Deposits

Short term deposits are stated at nominal values. Interest is recognised in the statement of financial performance when earned.

Listed Shares

Listed shares are carried at the lower of cost or recoverable amount. Dividend income is recognised when the dividends are declared by the investee.

Trade Payables And Accruals

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company. Trade liabilities are normally settled on 60 day terms.

Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

23a. Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market, interest rates and the effective weighted average interest rates on this financial assets, is as follows:

2004	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	4.8	2,535,108	-	2,535,108
Trade receivables		-	231,167	231,167
Cash at bank	1.5	151,214	-	151,214
Security deposits		-	39,584	39,584
Investments		-	58,667	58,667
Total Financial Assets		2,686,322	329,418	3,015,740
Financial Liabilities				
Trade payables		-	122,498	122,498
Total Financial Liabilities		-	122,498	122,498
Net Financial Assets		2,686,322	206,920	2,893,242


SOLBEC
PHARMACEUTICALS LTD

2003	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	4.60	1,671,459	-	1,671,459
Trade receivables		-	102,055	102,055
Cash at bank	1.5	-	242,806	242,806
Investments		-	450,212	450,212
Total Financial Assets		1,671,459	795,073	2,466,532
Financial Liabilities				
Trade payables		-	495,350	495,350
Total Financial Liabilities		-	495,350	495,350
Net Financial Assets		**1,671,459**	**299,723**	**1,971,182**

23b. Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date, to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material risk exposure to any single debtor or group of debtors, under financial instruments entered into by it.

23c. Net fair values

Methods and assumptions used in determining net fair value.

For assets and other liabilities, the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form, other than listed investments. The fair value of listed investments is determined by reference to the share price at the balance date. The economic entity has no financial assets where carrying amount exceeds net fair values at balance date.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to and forming part of the financial statements.

24. EARNINGS PER SHARE	Consolidated Entity 2004	Parent 2003
Basic earnings per share - loss per share	(0.2 cents)	(1.6 cents)
Diluted earnings per share - loss per share	(0.11 cents)	-
Weighted average number of ordinary shares outstanding during the year in calculation of basic earnings per share	159,332,025	159,269,780
Weighted average number of ordinary shares outstanding during the year in calculation of diluted earnings per share	317,037,165	-
Loss used in calculating basic and diluted EPS	337,458	2,522,127

25. SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.


SOLBEC
PHARMACEUTICALS LTD

26. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont.)

- *Share Based Payments*

Under AASB 2 *Share based Payments*, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

- *Accounting for Income Taxes*

Under the Australian equivalent to IAS 12 *Income Taxes*, the company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. It is not expected that there will be any material impact as a result of adoption of this standard.

- *Accounting for Government Grants*

Under AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, income from government grants may only be recognised when there is a reasonable assurance that the entity has complied with conditions attached to the grant and when grant is received.

It is not expected that the adoption of this standard will have a material impact.


SOLBEC
PHARMACEUTICALS LTD

26. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year, being 1 July 2004.

The consolidated entity's directors and management are assessing the significance of these changes and preparing for their implementation. The directors and company secretary will oversee and manage the consolidated entity's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the consolidated entity's accounting policies which will arise from the adoption of IFRS are:

- *Patents and Licences*

Under AASB 138 *Intangible Assets* internally generated brands may not be capitalised to the statement of financial position, but should be expensed in the period in which they are incurred. Current accounting policy is to capitalise these costs and amortise them over the period in which their benefit is expected to be realised. The result of this change will be to derecognise the patents and licences that currently are recorded as intangible assets, with an adjustment being made to opening retained earnings.

- *Research and Development Expenditure*

AASB 138 *Intangible Assets* requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs are capitalised to the statement of financial position where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover these deferred costs. As at the date of this report, the company has not capitalised any research costs and therefore it is not expected that there will be a significant difference upon the adoption of this standard.

- *Classification of Financial Instruments*

Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables- measured at amortised cost, financial assets held to maturity - measured at amortised cost, financial assets held for trading - measured at fair value with fair value changes charged to net profit or loss, financial assets available for sale - measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments, however it is not expected that the adoption of this standard will produce a significant difference to the current accounting policy.

- *Impairment of Assets*

Under AASB 136 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued


SOLBEC
PHARMACEUTICALS LTD

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
17. EXPENDITURE COMMITMENTS			
17a. Exploration expenditure commitments			
The company sold all of its remaining exploration tenements during the year ended 30 June 2004.			
The minimum level of exploration commitments:			
- not later than one year is	-	-	5,000
- later than one year and not later than five years	-	-	-
- later than five years	-	-	-
	-	-	5,000
17b. Lease expenditure commitments (non cancellable)			
The company entered into an operating lease contract for the premises it occupies at Unit 1, 298 Selby Street, Osborne Park on 1st December 2001. The lease is for 36 months.			
Commitments payable			
Not later than 1 year	37,472	37,472	56,184
Later than 1 year but not later than 5 years	-	-	37,472
Aggregated lease expenditure contracted for at reporting date	**37,472**	**37,472**	**93,656**
17c. Capital Expenditure Commitments			
There were no capital expenditure commitments contracted for at balance date.			
18. REMUNERATION OF AUDITOR			
Amounts received, or due and receivable by the auditor for:			
Audit or review of the financial statements	20,643	20,643	21,000
Other	-	-	-
	20,643	**20,643**	**21,000**
19. EMPLOYEE BENEFITS AND SUPERANNUTION COMMITMENTS			
Employee benefits			
The aggregate employee benefit liability is comprised of:			
Accrued wages, salaries and on-costs	6,327	6,327	-
Provisions (current)	36,154	36,154	15,716
	42,481	**42,481**	**15,716**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	688,840
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/09/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
161,322,302	Ordinary shares.
155,714,863	Options expiring 19/09/2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	
1,001 - 5,000	6 Shareholder
5,001 - 10,000	2 Shareholder
10,001 - 100,000	9 Shareholder
100,001 and over	1 Shareholder

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 03/09/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	331,010
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	08/09/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
161,653,312	Ordinary shares.
155,383,853	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	1 Shareholder
1,001 - 5,000	5 Shareholder
5,001 - 10,000	7 Shareholder
10,001 - 100,000	8 Shareholder
100,001 and over	

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 08/09/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

9th September 2004

SOLBEC PHARMACEUTICALS CLINICAL TRIAL PATIENTS ELECT TO CONTINUE ANTI-CANCER DRUG

Summary:

- Size reduction in previously resistant tumours.
- Patients elect to complete a further cycle of treatment with SBP002.
- Principal Investigator describes findings as "very encouraging".

Perth, Australia. 9 September 2004. Solbec Pharmaceuticals Ltd (ASX:SBP) today announced that its anti-cancer drug SBP002 was effective in reducing tumour size in some patients involved in a Phase I trial, and have requested to continue taking the drug.

Analysis of new data from the first group of patients to undergo treatment in the Phase I trial was encouraging with some of the patients showing reduction in their tumours, and a number of patients with advanced cancer had elected to continue treatment. In these cases, the patients had not responded to other treatments.

The trial, which is designed to determine the safe dose that would allow the company to move into Phase II clinical trials, has now enrolled 13 patients. A review of the data generated to date has identified what is believed to be a safe dose for this next stage. The company and Investigator, Professor Michael Millward, are continuing to work on the drug to identify the most appropriate treatment protocol for the phase II trials.

Professor Millward, the Principal Investigator, said: "Although it is too early to determine the full effect of this new drug, the results that we have seen in the early patients have been very encouraging. A number of patients have shown a positive response to the drug and elected to continue therapy for a further three months."

About SBP002

Solbec's anti-cancer drug is SBP002, a combination of two active compounds called glycoalkaloids from a weed (*Solanum linnaeanum*) commonly know as Devil's Apple. The effect of SBP002 is specific for cancer cells with SBP002 exhibiting an apparent specificity for cancer cells over normal healthy cells.

SBP002 exhibits a wide range of activity across tumor types, with high activity against sarcoma, melanoma, colon cancer, lung cancers and breast cancer.
The components of SBP002 are recognised by specialised molecules on the surface of many cancer cells. These molecules transfer the active compounds into the cell where

cellular processes separate the carbohydrate portion of the compounds from the alkaloid part. The alkaloids then act by disrupting compartments in the cell that contain potentially destructive enzymes. Once released into the cell, these enzymes cause damage that leads to cell death.
See also www.solbec.com.au

For further information, please contact:
Rebecca Christie or Amy Winter
(02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au / awinter@bcg.com.au

034 103677

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOLBEC PHARMACEUTICALS LTD**
ABN	**85 061 289 218**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	24 June 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as trustee of the A W Kiernan Superannuation Fund as to 1,000,000 options
Date of change	13 September 2004
No. of securities held prior to change	375,000 Ordinary Fully Paid Shares 4,000,000 Options
Class	Ordinary shares and options
Number acquired	500,000 shares on conversion of options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$60,000
No. of securities held after change	**875,000 Ordinary Fully Paid Shares** **3,500,000 Options**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 500,000 Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Solbec/ASX/App3y-Kiernan 13-9-04

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	21 May 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Michael A. Grant
Date of change	13th September 2004
No. of securities held prior to change	3,882,169 Options 564,339 Ordinary Fully Paid Shares
Class	Ordinary fully paid Shares
Number acquired	400,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$48,000
No. of securities held after change	3,482,169 options 964,339 Ordinary Fully Paid Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.


INTERNATIONAL
QUALITY
MANAGEMENT
SYSTEM



SOLBEC PHARMACEUTICALS LTD
ACN 061 289 218
ABN 85 061 289 218

15th September 2004

SHAREHOLDER UP-DATE PRESENTATION
PERTH - SPETEMBER 14TH 2004

Dear Shareholders,

The attached power point presentation was given to shareholders in Perth last night.

The Board was very pleased with about 150 people turning up to be introduced to the Board with Professor Papadimitriou providing a brief summary of his numerous achievements in the medical field.

I delivered the presentation and there was an overall positive response to the companies progress.

Please feel free to contact myself or our Business Development Manager, Mr Greg Barrington, if you have any queries on the presentation or company.

Yours sincerely,

Stephen Carter
Managing Director/Chief Executive Officer

Unit 1, 298 Selby Street, OSBORNE PARK WA 6017 Postal: PO Box 2142 CHURCHLANDS WA 6018
Tel: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au


SOLBEC
PHARMACEUTICALS LTD

Solbec Pharmaceuticals Ltd

Shareholder Presentation
3rd Quarter 2004

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

SBP002 — From the Fruit of the Devil's Apple to the Patient





BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

The Science

BETTER THERAPIES FOR LIFE



SBP002 — From the Fruit of the Devil's Apple to the Patient



- Accumulation of 3 years of Research resulting in SBP002 moving into and through the Clinical trial Program.
- Multiple applications of SBP002 Platform with Cancer and Psoriasis in to the Clinic.
- Negotiating with groups re the Veterinary and Diagnostic Potential of the project.
- Moving the Company forward onto the International Stage.
- Intellectual Property Portfolio Strong and growing.

BETTER THERAPIES FOR LIFE

SOLBEC PHARMACEUTICALS LTD

Potential Applications for SBP002

Cancer

- SBP002 has shown activity against a wide range of tumour types
- We are focusing our development of SBP002 as a treatment for Mesothelioma (asbestos related lung cancer) and Metastatic Melanoma. These indications provide access to the Orphan drug program
- Further work is being carried out to confirm the most sensitive tumor targets.

Psoriasis

- SBP002 modulates the immune system
- Psoriasis is an autoimmune disease
- Early proof of principle studies have shown SBP002 to be effective against Psoriasis
- We are developing SBP002 as a topical treatment for psoriasis
- Clinical studies expected to start 3rd Q 2004

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Key Characteristics

- Affinity for a range of Cancer Cells
- Receptor mediated response
- Proposed new Mode of Action
- Cell cycle non-specific
- Anti inflammatory Action (psoriasis)
- Modulates the Immune system

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Multiple Development Pathways for SBP002


SBP002
Psoriasis
Immunotherapy
Palliation
Diagnostics
Veterinary
Oral
Topical
Injection
Topical
Tablet
Inhalation
Metastises
Primary Tumours
Skin cancer

BETTER THERAPIES FOR LIFE

SOLBEC
PHARMACEUTICALS LTD

The Development Process

BETTER THERAPIES FOR LIFE



SOLBEC PHARMACEUTICALS LTD

Development Stages

Compound	Indication	Discovery	Research	Pre-Clinical	Phase I	Phase II	Phase III	Marketing
SBP002	Cancer							
SBP002	Psoriasis							
SBP002	Immunotherapy							
SBP002	Diagnostics							
SBP006	Cancer							
SBP007	Cancer							

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Development Timeframe

Discovery

Discovery | Pre-Clinical

Pre-Clinical | Phase I

Phase I | Phase II

Phase II | Phase III

FDA Review | FDA Review

Marketing


Marketing

Normal years: 3 | 7 | 10 | 14

SOLBEC BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Phase I/II Cancer Trial Update

- Safety and tolerability study in Patients with advanced refractory solid tumours
- Being carried out at SCGH Perth with 13 patients now enrolled or completed therapy
- No unexpected major toxicity and early results are very encouraging with 2 out of first 5 patients showing tumour reduction and continuing with further treatment
- Phase I clinical endpoints have been met
- Board confident of SBP002 moving into Phase IIB studies early 2005.

SOLBEC PHARMACEUTICALS LTD

Targeting of Phase IIB

- Ex-vivo study being carried out in US
- Looking at;
  - Renal cell carcinoma
  - NSCLC
  - Colo-rectal cancer
  - Melanoma
  - Sarcoma
- Comparing against current standard therapies.
- Single agent and combinational therapy
- Focused phase IIB studies

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Psoriasis Update

- Affects approx 3%-5% of population and there is currently no effective treatment
- Large potential market ($3-6 billion)
- Psoriasis is an auto immune disorder and SBP002 modulates the Cytokine system
- Good anecdotal proof of principle data
- Solbec have developed SBP002 topical product
- Ethics approval received for Phase I/IIA study
- Study in 3 parts
- Phase I/II studies to start 3rd week September 2004





BETTER THERAPIES FOR LIFE



SOLBEC
PHARMACEUTICALS LTD

The Commercial Strategy

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

CMAX
Clinical, Medical and Analytical eXcellence



Sir Charles Gairdner Hospital

Curtin
University of Technology



MURDOCH
UNIVERSITY
PERTH, WESTERN AUSTRALIA

Southern Cross
UNIVERSITY
A new way to think

Maxxam
Analytics Inc


orion



THE UNIVERSITY OF
WESTERN AUSTRALIA

RATIONAL
THERAPEUTICS


Q-Pharm Pty Limited
Quality Pharmaceutical Research.


TRIDENT
Clinical Research



Proteomics International

RMIT
UNIVERSITY



BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Strategic Focus

- Large International markets with rapid development horizons
  - 85% of all new drug revenue is from the US
- Early Revenue via licenses and milestones.
- Larger revenues through royalties in the medium to longer term.
- Developing strong strategic alliances and partnerships
- Increasing Shareholder value.


SOLBEC
PHARMACEUTICALS LTD

Competitive Advantages

- Strong IP Position
- Supply of Raw materials
- Multiple Product Platform=Multiple Opportunities
- Supportive Development Environment
- Wide range of activity
- Low apparent Toxicity

BETTER THERAPIES FOR LIFE

SOLBEC PHARMACEUTICALS LTD

Why Do a Deal

- Need for Cash
- Lay of Risk
- Lay off Cash burn
- Recognition of Value
- 3rd Party Validation
- Access to IP
- Access to additional capabilities
- Project Reprioritization
- Demands of investors


SOLBEC
PHARMACEUTICALS LTD

Development Timeframe

RISK
VALUE
Discovery
Discovery
Pre-Clinical
Pre-Clinical
Phase I
Phase I
Phase II
Phase II
Phase III
FDA Review
FDA Review
Marketing
Marketing
Normal
3
7
10
14
SOLBEC

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Project Value Based on Milestones


Discovery
Research
Pre- Clinical
Phase I
Phase II
Phase III
Marketing approval
0
0.5
1
5
10
50
100
200
300
500+
Value in $millions

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

How Long Does it Take

- The average deal takes
  - 18 months
  - 13 meetings
  - 26 people
- Once a NDA is signed it takes approximately 40 weeks to finalise a deal


SOLBEC
PHARMACEUTICALS LTD

Where are Solbec At

- We know what we have is good We are in the process of convincing the rest of the world of it
- Have had meetings with 18 companies
  - 8 majors
  - 5 large independent Pharma
  - 5 mid- large Biotech
- Had follow up meetings with 8 companies (3 majors)
- Awaiting clinical trial results (based on preliminary results new interest)
- If we see a repeat of the data seen in preliminary trial and SAS Management confident of a deal highly favourable to company.
- Have Started looking at Psoriasis partners
- Looking at out licensing Veterinary and Diagnostics
- Constantly reviewing in licensing opportunities.

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Market Potential

Anti-Cancer Drug expenditure is high and growing

	2004	2005	2006	2007	2008
USA	7,017	9,574	10,847	12,119	14,034
Rest of World	21,553	29,410	33,317	37,225	43,106
Total	28,570	38,984	44,164	49,344	57,140

* *Millions of Australian Dollars*

BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Representative Market (Individual Drugs)

- Paclitaxel (Taxol®) — AU$ 3.01 billion
- Cisplatin — AU$ 2.26 billion
- Etoposide — AU$ 1.13 billion

Representative Market (Cancer Sub-types)

- NSCL — AU$1.0 billion
- Melanoma — AU$750 million
- Mesothelioma — AU$300 million



BETTER THERAPIES FOR LIFE


SOLBEC
PHARMACEUTICALS LTD

Summary

- Platform Technology = multiple product opportunities
- Potential for early revenue through Partnerships
- Clinical trials going well and we will move into Phase IIB Clinical trials for cancer
- High Value products in a well leveraged company.
- Thank You

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	13 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Michael A. Grant
Date of change	16th September 2004
No. of securities held prior to change	3,482,169 options 964,339 Ordinary Fully Paid Shares 2,000,000 Directors Options
Class	Ordinary fully paid Shares
Number acquired	400,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$48,000
No. of securities held after change	3,082,169 Options 1,364,339 Ordinary Fully Paid Shares 2,000,000 Directors Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,102,201
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/09/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
165,755,513	Ordinary shares.
151,281,652	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	1 Shareholder
1,001 - 5,000	23 Shareholder
5,001 - 10,000	26 Shareholder
10,001 - 100,000	50 Shareholder
100,001 and over	8 Shareholder

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17/09/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,615,321
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24/09/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
168,370,834	Ordinary shares.
148,666,331	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	
1,001 - 5,000	7 Shareholder
5,001 - 10,000	6 Shareholder
10,001 - 100,000	23 Shareholder
100,001 and over	7 Shareholder

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24/09/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

28th September 2004

SOLBEC PHARMACEUTICALS OPTIONS EXERCISED

Summary:
- Solbec raises more than $1m from Options exercised.
- Option Exercise Price rises to 20 cents.
- Board focus on Faster Time to Market.

Perth, Australia. 24 September 2004. Solbec Pharmaceuticals Ltd (ASX:SBP) announced that it has issued 9,101,054 new shares following to the exercise of Options (ASX:SBPOA) over shares for a consideration of $1,092,126.

"In the light of our recent success with SBP002 trials, I am not surprised that many holders joined members of the Board in exercising Options before the recent rise in exercise price", said Managing Director, Stephen Carter.

"These funds boost Solbec's working capital to around $3.3m and are a valuable addition as we push for our next development milestones", he added.

At a recent briefing to shareholders, Solbec's Board of Directors highlighted the Company's achievement in getting SBP002 to its present stage of development substantially quicker than industry norms. The full presentation is available for download from Solbec's website.

The Exercise Price of Solbec's Options (ASX:SBPOA) rose to 20 cents on 19th September 2004.

See www.solbec.com.au

For further information, please contact:

Stephen Carter
Solbec Pharmaceuticals Ltd
(08) 9446 7555

Media:
Rebecca Christie or Amy Winter
(02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au / awinter@bcg.com.au

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au



SOLBEC
PHARMACEUTICALS LTD

30th September 2004

SOLBEC'S PSORIASIS TRIAL REACHES FIRST MILESTONE

Summary:

- Solbec's psoriasis treatment, SBP002 cream, achieves its first milestone in testing on healthy volunteers.
- Stage 1 was fully enrolled and the stage has now finished with no unwanted effects or reactions noted.
- Stage 2 of the Phase I clinical trials can now begin.

Perth, Australia. 30th September 2004. Solbec Pharmaceuticals Ltd (ASX:SBP) announced that it has successfully completed the first stage of its Phase I clinical trial of its lead compound SBP002 in the treatment of psoriasis.

The trial is the first formal human testing of an SBP002 based cream targeted at the treatment of psoriasis, a common non-infectious chronic skin disease for which there is no cure. The trial is being conducted for Solbec by CMAX, a division of IDT Australia Ltd.

CMAX is located in the Royal Adelaide Hospital and was chosen by Solbec to conduct this important trial because of its track record in managing clinical trials and specific experience in psoriasis.

In the first stage of the trial, SBP002 cream was applied to area of skin of healthy individuals who were monitored for unwanted-effects and reactions. Reaching this milestone opens the way for the trial to move to the next stage of testing in which the dosage regime will be similar to the proposed therapeutic administration.

The trial's overall objective is to show that SBP002 can be used by psoriasis patients safely, without significant side-effects, and warrants larger Phase II studies. The Company expects final completion of the trial during the first quarter of 2005.

Psoriasis

Psoriasis affects 3 to 5% of the population. It is uncomfortable at best, may have major impact on quality of life, and occasionally can result in death. While its exact cause is unknown, the prominent red scaly patches are thought to be triggered by an immune system defect that leads to excessive skin cell division. The patches are often itchy and constantly shed skin cells.

SBP002 contains two compounds extracted from a plant known as the Devil's Apple and is undergoing parallel development for the treatment of cancers, such as mesothelioma and melanoma, and psoriasis. It is presumed to act on psoriasis skin lesions by inhibition of the pro-inflammatory cytokine, interleukin-6. It is one of several compounds now in development around the world thought to work in this way.

Solbec has identified the need for a product to treat psoriasis successfully that is more active than other creams in use today and is not given by injection or linked to potentially serious side-effects.

See www.solbec.com.au

For further information, please contact

Stephen Carter
Managing Director
or
Greg Barrington
Business Development Manager
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555

Media:
Rebecca Christie or Amy Winter
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au / awinter@bcg.com.au

Background Information

Solbec Pharmaceuticals Ltd is engaged in the identification and development of naturally occurring compounds for the global pharmaceutical market. The company applies funds and expertise into chemical development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA. It also owns and controls raw material production for its main compound.

Solbec's lead compound in development is SBP002. This is a combination of two glycoalkaloids isolated from the fruit of Solanum linnaeanum, a weed more commonly know as Devil's Apple.

This "combination" compound has notable characteristics, which principally include:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These few significant characteristics provide Solbec with a platform technology from which to develop several commercial products of significance. Potential applications include an injectable cancer drug, several diagnostic applications and a topical treatment for psoriasis sufferers. Veterinarian applications are also being examined by the company.

The lead compound has completed the pre-clinical phase of trials as an anti-cancer treatment. Human Phase 1 clinical trials are now under way at Sir Charles Gairdner Hospital in WA in advanced cancer patients.

Solbec is focusing SBP002 research on treatment of mesothelioma and malignant melanoma, which qualifies the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, SBP002 has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

Positive anecdotal evidence in combination with more recent animal and clinical studies provides the directors of Solbec with confidence in the potential of SBP 002.

In previous studies carried out by the University of Western Australia, it was observed that SBP002-treated cells had an positive effect on Interleukin 6 (IL6), opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis to name a few. Phase I clinical trials for the treatment of Psoriasis are scheduled to commence in the third quarter of 2004.

Most recent research done by UWA has indicated some very positive immunological effects of SBP002. These studies have shown that SBP002 facilitates and increase in tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Research efforts are continuing into this exciting area through UWA, Department of Medicine, Tumour Immunology Group.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

ID # 170195

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Solbec Pharmaceuticals Ltd	
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Carter
Date of last notice	26 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Pearlcove Investments Ltd Safe Harbour Superannuation Fund
Date of change	05 October 2004
No. of securities held prior to change	1,102,058 Fully paid Shares 1,500,000 unlisted Options 1,386,686 Options 1,500,000 Directors Options
Class	Options & Shares
Number acquired	100,000 Shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,500
No. of securities held after change	1,202,058 Fully Paid Shares 1,500,000 Unlisted Options 1,386,686 Options 1,500,000 Directors Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market purchase

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

D#170968

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Correction to 3B lodged 15th July 2004. 63,100 issued instead of 67,100.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	08/10/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
168,368,334	Ordinary shares.
148,668,831	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 1 Shareholder
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 08/10/04
Managing Director

Print name: Stephen Carter

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options exercised on 3 August 2004 E.lodgement file lodged was duplicate and treated as such by ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/10/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
168,370,834	Ordinary shares.
148,666,331	Options expiring 19/09/2006.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 1 Shareholder
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11/10/04
Managing Director

Print name: Stephen Carter

== == == == ==

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

13th October 2004

SOLBEC PHARMACEUTICALS PARTNERING IN USA

Summary:
- Solbec invited to present at Techvest.
- USA Partnering programme continues.

Solbec Pharmaceuticals Ltd is pleased to announce that it has been invited to present at the Techvest 6th Annual Healthcare Conference in New York.

The prestigious Techvest conference is organized by New York investment bankers Rodman & Renshaw Inc. It brings together institutional investors, venture capitalists, scientists and pharma / biotechnology corporate executives.

As one of the only Australian companies presenting at the conference, Solbec will represent the best of Australian biotechnology and showcase its lead compound Coramsine™ (SBP002).

Solbec has targeted US companies in its partnering programme and CEO, Stephen Carter, will represent the Company at Techvest. Before leaving Perth, Carter said "This is a premier investment and technology partnering event and I am delighted that Solbec has broken through here".

"The Techvest Conference is just one aspect of Solbec's US programme. I'll be talking to various investors and have also been asked to schedule meetings at the Mesothelioma Applied Research Foundation's International Symposium while I am over there", he continued.

See www.solbec.com.au

For further information, please contact

Greg Barrington
Business Development Manager
Solbec Pharmaceuticals Ltd
Phone +61 (08) 9446 7555

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au

Background Information

Solbec Pharmaceuticals Ltd engages in identification and development of naturally occurring compounds for the global pharmaceutical market. The Company is focused on development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA.

Solbec's lead compound in development is Coramsine™, formerly called SBP002. This combination of two glycoalkaloids isolated from the fruit of *solanum linnaeanum*, commonly known as Devil's Apple.

Coramsine™ displays:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These significant characteristics provide a platform technology from which to develop a number of commercial products. These include cancer therapy, diagnostics, a topical treatment for psoriasis and animal health applications.

Following pre-clinical work, Coramsine™ is now in Phase 1 clinical trials at Sir Charles Gairdner Hospital in Western Australia in patients with advanced cancer.

Solbec is focusing Coramsine™ research on treatment of mesothelioma and malignant melanoma, which can qualify the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, Coramsine™ has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

In earlier studies at the University of Western Australia, it was observed that Coramsine™ had a positive effect on Interleukin 6 (IL6) in treated cells, opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis. Phase I clinical trials for the treatment of psoriasis are now underway.

Recent research has indicated some very positive immunological effects of Coramsine™. This has found Coramsine™ to facilitate and increase tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Further research into this exciting finding is being carried out by the Tumour Immunology Group of the Department of Medicine at the University of Western Australia.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au



SOLBEC
PHARMACEUTICALS LTD

14th October 2004

SOLBEC PHARMACEUTICALS APPOINTS NEW DIRECTOR

Summary:

- Solbec appoints California based Dr David Hung MD as a non-executive director

Perth, Australia 14 October 2004. Biotechnology company Solbec Pharmaceuticals Ltd (ASX:SBP) today announced the key appointment of Dr David Hung MD as a non-executive director.

Dr Hung is an internationally recognised physician with specialist expertise in internal medicine and oncology (cancer medicine).

Solbec CEO Stephen Carter said "Dr Hung's experience will add significant value to the commercialisation of Solbec's lead anti-cancer compound Coramsine™ (SBP002), which is currently in Phase I/II clinical trial as a treatment for mesothelioma and malignant melanoma, and Phase I for psoriasis."

Dr. Hung is currently President and Chief Executive Officer of California-based Medivation Inc. which develops early stage pharmaceutical products in the fields of Alzheimer's Disease and anti-ageing diseases.

Dr Hung previously served as President and CEO of Pro.Duct Health Inc., a company which developed, manufactured and commercialized a medical device for breast cancer risk assessment which was subsequently acquired by Cytyc Corporation.

Dr Hung has also held senior roles in product and clinical development at the leading US biotechnology company, Chiron Corporation, and has won a number of academic and teaching honours.

Solbec Chairman Tony Kiernan said: "We are pleased to welcome David to our board as a non-executive director. To have a US representative such as David on Solbec's board supports our commercial strategy going forward."

"David's entrepreneurial and technical credentials are outstanding and he has many valuable contacts in the American biotechnology industry" he added.

(end)

Further information:
Greg Barrington
Business Development Manager
Solbec Pharmaceuticals Ltd
Phone +61 (08) 9446 7555

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au

Background Information

Solbec Pharmaceuticals Ltd engages in the identification and development of naturally occurring compounds for the global pharmaceutical market. The Company is focused on development and testing, animal and clinical trials, drug approval and compliance processes via the TGA and the FDA.

Solbec's lead compound in development is Coramsine™, formerly called SBP002. This combination of two glycoalkaloids isolated from the fruit of *solanum linnaeanum*, commonly known as Devil's Apple.

Coramsine™ displays:

1) A receptor site mechanism with high specificity to a range of cancer cell types.
2) A positive immunological response.
3) Low toxicity to normal tissue in the presence of cancer cells.
4) The ability to rapidly and selectively destroy cancer cells.

These significant characteristics provide a platform technology from which to develop a number of commercial products. These include cancer therapy, diagnostics, a topical treatment for psoriasis and animal health applications.

Following pre-clinical work, Coramsine™ is now in Phase 1 clinical trials at Sir Charles Gairdner Hospital in Western Australia in patients with advanced cancer.

Solbec is focusing Coramsine™ research on treatment of mesothelioma and malignant melanoma, which can qualify the drug for application for the fast track Orphan Drug Program in the USA.

Under the Therapeutic Good Administration's Special Access Scheme (SAS) in Australia, Coramsine™ has been administered to a number of cancer patients with encouraging results. These have included increased well being, tumour size reduction, reduced tumour growth rates, extended expected life span, and tumour eradication.

In earlier studies at the University of Western Australia, it was observed that Coramsine™ had a positive effect on Interleukin 6 (IL6) in treated cells, opening opportunities for the treatment of inflammatory related diseases such as rheumatoid arthritis, psoriasis and psoriasitic arthritis. Phase I clinical trials for the treatment of psoriasis are now underway.

Recent research has indicated some very positive immunological effects of Coramsine™. This has found Coramsine™ to facilitate and increase tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response. Further research into this exciting finding is being carried out by the Tumour Immunology Group of the Department of Medicine at the University of Western Australia.

Solbec has lodged comprehensive patents to cover all major areas of its investigation.

See also www.solbec.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	30 September 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(188)	(188)
	(b) advertising and marketing	-	-
	(c) research and development	(203)	(203)
	(d) leased assets	-	-
	(e) other working capital	(354)	(354)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	33	33
1.5	GST	(18)	(18)
1.6	Government Grants	29	29
1.7	Other	47	47
	Tax Refund	-	-
	Net operating cash flows	**(654)**	**(654)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(654)	(654)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(15)	(15)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	Net investing cash flows	(15)	(15)
1.14	**Total operating and investing cash flows**	**(669)**	**(669)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,085	1,085
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**1,085**	**1,085**
	Net increase (decrease) in cash held	416	416
1.21	Cash at beginning of quarter/year to date	2,686	2,686
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**3,102**	**3,102**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	75
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees and Payments for Consulting at Commercial Rates

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	238	151
4.2	Deposits at call	2,864	2,535
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**3,102**	**2,686**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:  .... Date: 15/10/04
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

SOLBEC'S PSORIASIS TRIAL ENTERS FINAL STAGE

Summary:

- Solbec's psoriasis treatment, Coramsine™ cream, has successfully completed the first two stages of a Phase I clinical trial on healthy volunteers.
- Stage 3 is under way with the treatment of patients with psoriasis.
- This final stage of the Phase I clinical trial is on target for completion in the new year.

Perth, Australia. 4 November 2004. Solbec Pharmaceuticals Ltd (ASX:SBP) today announced the successful completion of the first two stages of the Phase I clinical trial of its lead compound, Coramsine™ (SBP002), for the treatment of psoriasis. The company has entered the third and final stage of the clinical trial which involves the testing of Coramsine™ on patients with psoriasis.

In the first two stages of the trial, Coramsine™ cream was applied to the skin of healthy individuals who were monitored for unwanted side-effects and reactions. None was observed.

"In this final stage of the Phase I trial, Coramsine™ will be compared with a commonly used psoriasis treatment in a double-blind, placebo-controlled trial, the gold standard of clinical testing. Importantly for Solbec, the trial will monitor how well the psoriasis responds to treatment as well as any unwanted outcomes," said Stephen Carter, CEO of Solbec.

The objective of the trial is to establish that Coramsine™ can be used safely by psoriasis patients without significant side-effects, and therefore warrants progression to larger Phase II studies. Solbec expects completion of the trial early during 2005.

This is the first controlled testing of Coramsine™ cream in the treatment of psoriasis, a common, non-infectious, chronic skin disease for which there is no cure. The trial is being conducted for Solbec by CMAX, a division of IDT Australia Ltd.

CMAX is located in the Royal Adelaide Hospital and was chosen to conduct this important trial because of its track record in managing clinical trials and specific experience in psoriasis.

Further information:

Psoriasis

Psoriasis affects between three and five per cent of the population and shows a wide spectrum of severity. It is uncomfortable at best, may can reach a severity that has a major impact on quality of life, and occasionally can result in death. While the exact cause of psoriasis is unknown, the prominent red scaly patches are thought to be triggered by a defect in the immune system that leads to excessive growth and division of skin cells. The patches of skin where this occurs are often itchy and constantly shed skin cells.

Coramsine™ contains two compounds extracted from a plant known as the Devil's Apple and is undergoing parallel development for the treatment of psoriasis and cancers such as mesothelioma and melanoma. It is presumed to act on psoriasis skin lesions by inhibiting a cytokine, interleukin-6, associated with inflammation. Coramsine™ is one of several compounds now in development around the world which is thought to work in this way.

Solbec has identified the need for a product to treat psoriasis successfully that is more active than other creams in use today and which overcomes the need for delivery by injection or is not linked to potentially serious side-effects.

The CMAX clinical trial has been designed with the intention to demonstrate that Coramsine™ cream can be given safely and to give an early indication of efficacy. In the first two stages of the trial, six healthy volunteers applied Coramsine™ cream for periods up to 4 days. In the double blind third stage, 10 psoriasis sufferers will each apply Coramsine™ cream, calcipotriol cream, and a placebo cream to different lesions for a period of 56 days. The lesions will be monitored at various times during the trial using the Local Plaque Severity Index and by physician assessment.

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

See www.solbec.com.au

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au



SOLBEC
PHARMACEUTICALS LTD

SOLBEC PRESENTS CORAMSINE™ AT TECHVEST

Summary:

- Solbec's presentation to Techvest 2004 in New York is available for download.
- Coramsine™ naming explained.

Perth, Australia. 10th November 2004. Solbec Pharmaceuticals Ltd. (ASX:SBP) today announced that it has used its recent corporate presentation to Techvest 2004 in New York to introduce the commercial name for its lead compound, Coramsine™, to investors.

The presentation is available for download from the Company's website www.solbec.com.au.

Solbec's Managing Director, Stephen Carter, commented "I was gratified by the response to the work we have done on the clinical development of Coramsine™ and our future targets. A number of groups approached us after the presentation to find out more about Solbec and Coramsine™"

Coramsine™ was formerly designated SBP002. While there are detailed guidelines for the creation of International Nonproprietary Names (INN) for single substances that have a chemical name, there is greater freedom for combination substances such as Coramsine™.

"We drew on the example of some well known medicines in constructing the name Coramsine™", noted Carter. "*Co* for a combination, *ram* for the rhamnose moieties of solasodine and solasonine. The *sine* is a simple contraction of these two chemical names."

Techvest is a premier healthcare industry and financial partnering event that is run annually by New York investment bank Rodman Renshaw, LLC.

See www.solbec.com.au

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of solid tumours, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.



SOLBEC
PHARMACEUTICALS LTD

SOLBEC CANCER DRUG INDUCES TOTAL REMISSION OF MESOTHELIOMA IN MICE

Summary:

- Solbec's lead compound Coramsine™ brought about total remission of malignant mesothelioma in mice when combined with immunotherapy
- Cured animals were resistant to re-induction of the cancer

Perth, Australia. 23 November 2004. Solbec Pharmaceuticals Ltd (ASX:SBP) today announced that its cancer drug, Coramsine™, is effective in both treating, and from preliminary results, preventing, mesothelioma in a mouse model of the cancer.

Treatment with Coramsine™ in combination with the immune triggering compound, CpG, gave total remission of the mesothelioma. This was a much greater response than that seen with either agent on its own. The combination therapy was used to maximize the immunological effect of Coramsine™.

The Coramsine™ - CpG combination therapy potentially has the added effect of stimulating lasting immunity against the cancer as attempts to cause tumour formation in a treated, 'cured' mouse failed.

The aim of the study, which confirms and extends earlier findings conducted by Solbec, was to learn how Coramsine™ primes the immune system and whether it could bring about long term remission of mesothelioma. Further research will set out to confirm these findings. The study was conducted by the Tumour Immunology Group at the University of Western Australia.

"If this finding is replicated in patients with mesothelioma or other cancers, we believe that Coramsine™ could play an important role in clinical management of malignancy," said Solbec's Professor John Papadimitriou.

- Coramsine™ has previously been shown to satisfy the three main criteria for immunological activity in destroying mesothelioma tissue, increasing the antigens from the tumour (which are recognized by the immune system) and maintaining high levels of immune cells.

"The results go a long way toward confirming that Coramsine™ causes an immune response to cancer. The proof will come by trialling combination therapy in humans," said Stephen Carter, Solbec's managing director.

Mesothelioma is malignant growth arising from cells lining the patient's body cavities such as chest, abdominal region or the tissue surrounding the heart. It is typically associated with

exposure to asbestos, which has been documented in as many as 70-80% of all mesothelioma cases.

The study formed part of a program, funded by Solbec with support from the Australian Government's Biotechnology Innovation Fund.

Further information:

Coramsine™ contains two compounds extracted from a plant known as the Devil's Apple and is undergoing parallel development for the treatment of psoriasis and cancers such as mesothelioma and melanoma. It acts by binding to a receptor on cancer cells and causing death of the cells. Our research suggests that the action and mechanism of Coramsine™ are unique. It is presumed to act on psoriasis skin lesions by inhibiting a cytokine, interleukin-6, associated with inflammation.

CpG
The term "CpG" refers to two bases normally found in DNA, cytosine and guanine, with phosphate in between. It has been shown that inclusion of the CpG sequence in a small piece of synthetic DNA stimulates the immune response. Such sequences are normally found in bacterial DNA.

About Solbec
Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

See www.solbec.com.au

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au



SOLBEC
PHARMACEUTICALS LTD
ABN 85 061 289 218

Notice of Annual General Meeting
Explanatory Memorandum
Proxy Form

Date of Meeting:	**25 November 2004**
Time of Meeting:	**10.30am (WST)**
Place of Meeting:	**Mounts Bay Sailing Club** **Queen Elizabeth II Drive** **Crawley** **Western Australia**

This is an important document. Please read it carefully. If there is any matter that you do not understand, you should contact your financial adviser, stockbroker or solicitor.

Notice of Annual General Meeting
Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

INSTRUCTIONS TO SHAREHOLDERS

Venue

The General Meeting of the shareholders of Solbec Pharmaceuticals Ltd will be held at:

Mounts Bay Sailing Club
Queen Elizabeth II Drive
Crawley
Western Australia

Commencing at
10.30 am (WST)
on 25th November 2004

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 10.30am.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this notice as soon as possible and either:

- return the proxy form by post to Solbec Pharmaceuticals Ltd, C/- PO Box 2142, Churchlands, Western Australia, 6018; or

- send the proxy by facsimile to the Company on facsimile number (08) 9446 8777 (International: +618 9446 8777),

so that it is received not later than 10.30 am (WST) on 23 November 2004.

Your proxy form is enclosed.

Enquiries

The Company welcomes enquiries in respect of matters covered in this Notice of Meeting and Explanatory Memorandum and attendance of shareholders at the Annual General Meeting proposed. Should you require further information please contact:

Stephen Carter
Phone: (+61 8) 9446 7555
Fax: (+61 8) 9446 8777
Email: stephen.carter@solbec.com.au

Notice of Annual General Meeting
Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

Notice is given that an Annual General Meeting of shareholders of Solbec Pharmaceuticals Ltd ("**Solbec**") or "the **Company**") will be held at Mounts Bay Sailing Club, Queen Elizabeth II Drive, Crawley, Western Australia at 10.30am (WST) on 25th November 2004.

The Explanatory Memorandum accompanying this Notice of Meeting forms part of and is deemed to be incorporated in the Notice of meeting and should be read with the Notice. There is a Glossary towards the end of the Explanatory Memorandum that defines various words and phrases used in this Notice and Explanatory Memorandum.

AGENDA

Annual Accounts

To receive and consider the annual financial report of the Company, the Directors' Report and the Independent Audit Report for the year ended 30 June 2004.

Resolution 1 - Election of Professor John Papadimitriou as a Director

To consider and if thought fit, pass with or without modification the following resolution as an ordinary resolution:

"To elect as a Director of the Company, Professor John Papadimitriou, who automatically retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election."

The Company will disregard any votes cast on this Resolution by Professor John Papadimitriou and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 - Election of David Hung MD as a Director

To consider and if thought fit, pass with or without modification the following resolution as an ordinary resolution:

"To elect as a Director of the Company, David Hung MD, who automatically retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election."

The Company will disregard any votes cast on this Resolution by David Hung MD and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Notice of Annual General Meeting
Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

Resolution 3 - Re-election of Anthony Kiernan as a Director

To consider and, if thought fit, to pass with or without modification the following resolution as an ordinary resolution:

"To elect as a Director of the Company, Anthony Kiernan, who retires by rotation in accordance with the Company's Constitution an, being eligible, offers himself for re-election."

The Company will disregard any votes cast on this Resolution by Anthony Kiernan and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 - Issue of Options to Director – Professor John Papadimitriou

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"Subject to the passing of Resolution 1 and pursuant to and in accordance with section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, the Company approves and authorises the Directors to grant to Professor John Papadimitriou, a Director of the Company 2,000,000 Options on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will disregard any votes cast on this Resolution by Professor John Papadimitriou and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 - Issue of Options to Director – David Hung MD

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"Subject to the passing of Resolution 2 and pursuant to and in accordance with section 208 of the Corporations Act, Listing Rule 10.11 and for all other purposes, the Company approves and authorises the Directors to grant to David Hung MD, a Director of the Company 2,000,000 Options on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will disregard any votes cast on this Resolution by David Hung MD and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Notice of Annual General Meeting
Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

The Explanatory Memorandum which accompanies and forms part of this Notice describes the matters to be considered at this Annual General Meeting.

Dated this 18th day of October 2004
BY ORDER OF THE BOARD

John Sendziuk
COMPANY SECRETARY

Solbec Pharmaceuticals Ltd
ACN 061 289 218

Explanatory Memorandum

INTRODUCTION

At the Annual General Meeting to be held on 25th November 2004 five Resolutions will be dealt with. The following information has been prepared to assist with shareholder consideration of those Resolutions.

1. INTRODUCTION

At this Meeting the Annual Accounts for the year ended 30 June 2004 together with the Directors' Report and the Independent Audit Report will be laid before the meeting for the purposes of discussion.

In addition to the Annual Accounts, Shareholder approval is being sought for the following:

(a) the elections of Professor John Papadimitriou and David Hung MD as Directors of the Company who were appointed as Directors during the year (**Resolutions 1 and 2**);

(b) the re-election of Anthony Kiernan as a Director of the Company and who has retired by rotation in accordance with the Constitution of the Company (**Resolution 3**);

(c) the issue of Options to Professor John Papadimitriou and David Hung MD (**Resolution 4 and 5**).

Further information on these matters is set out below.

2. INFORMATION ON RESOLUTIONS

2.1 Resolutions 1 and 2 - Election of Professor John Papadimitriou and David Hung MD

Resolution 1 and 2 seek approval for the election of Professor John Papadimitriou and David Hung MD as Directors of the Company with effect from the end of the meeting. Professor Papadimitriou was appointed a Director of the Company in June 2004 to fill a casual vacancy and David Hung MD in October 2004.

As a consequence of this and as required by the Constitution any director appointed in this manner automatically retires at the next General Meeting and is eligible for election. Professor Papadimitriou and David Hung MD have offered themselves for re-election and the Directors (other than Professor Papadimitriou and David Hung MD) recommend shareholders elect them accordingly.

2.2 Resolution 3 - Re-election of Anthony Kiernan

Resolution 3 seeks approval for the re-election of Anthony Kiernan as a Director of the Company with effect from the end of the meeting.

Under the Company's Constitution, at each Annual General Meeting one third (or if that is not a whole number, the whole number nearest to one third) of the Company's directors (excluding any Managing Director) must retire from office and seek re-election.

Mr Kiernan has retired in accordance with the Constitution and therefore needs to seek re-election. Mr Kiernan offers himself for re-election and the Directors of the Company (other than Mr Kiernan) recommend shareholders approve his re-election.

2.3 Resolutions 4 and 5 - Issue of Options to Professor John Papadimitriou and David Hung MD

Resolutions 4 and 5 seek shareholder approval for the Company to allot and issue a total of 2,000,000 Options over ordinary Shares in the Company to each of Professor John Papadimitriou and David Hung MD as part of their remuneration packages and to provide further incentives as follows:

Recipient	Options	Exercise Price	Expiry Date
Professor John Papadimitriou	2,000,000	Note 1	3 years from date of issue
David Hung MD	2,000,000	Note 1	3 years from date of issue

Note 1: The exercise price will be the higher of

(i) a price that is 2 cents above the closing market price for the Company's Shares on the date of the meeting of shareholders; or

(ii) 22 cents.

Shareholder approval for the grant of the Options the subject of Resolutions 4 and 5 is sought for the purposes of Chapter 2E of the Corporations Act which governs the giving of financial benefits to "related parties", e.g. directors of a company.

Shareholder approval is sought under Listing Rule 10.11 which requires that an entity must not issue securities to a related party without shareholder approval. If approval is granted pursuant to Listing Rule 10.11 then approval is not required under Listing Rule 7.1.

Purpose and Key Terms of Options

Professor Papadimitriou joined the Board in June 2004 and since then has made a very valuable contribution to its workings. Professor Papadimitriou is highly credentialed in medical science and particularly research. It is considered that the grant of Options to him will provide further incentive in relation to his work for Solbec Pharmaceuticals.

David Hung MD joined the Board in October 2004. David Hung MD who resides in California, USA specialises in oncology, haematology and cardiovascular medicine He has been actively involved in the development and commercialisation of drugs and brings substantial skills to the Board of the Company.

Each Option proposed to be granted is exercisable into one share. The Options are exercisable immediately but must all be exercised within three years from the date of issue otherwise they shall lapse.

Terms of Options

Subject to shareholder approval, the Options will be granted on the terms and conditions below:

(a) The Options are exercisable at any time prior to 5.00 pm WST on a date three years from the date of issue.

(b) The Options held by each Holder can be exercised in whole or in part, and if exercised in part multiples of 5,000 must be exercised on each occasion except where the number of Options held is less than 5,000 in which case all such Options must be exercised at the same time.

(c) The exercise price of the Options is the higher of 22 cents or a price that is 2 cents above the weighted average market price for the Company's shares for the 5 Business Days preceding the date of the meeting of shareholders.

(For example if the market price of the Company's shares at the date of the Meeting is 24 cents then the exercise price will be 26 cents per Directors Option. If the market price is 17 cents, then the exercise price will be 22 cents.)

(d) The Options can not be transferred and application will not be made for the same to be quoted on ASX however application will be made for quotation of any shares issued following a valid exercise of Options.

(e) The Holder will be permitted to participate in any new pro-rata issue of securities of the Company on prior exercise of the Options in which case the Holder will be afforded the period of at least 9 business days prior to and inclusive of the record date to determine entitlements to the issue to exercise the Options.

(f) The Options do not confer on the Holder any right to participate in dividends until shares are allotted pursuant to the exercise of the Options.

(g) In the event of a reorganisation of the issued capital of the Company, the Options will be reorganised in accordance with the Australian Stock Exchange Limited Listing Rules (if applicable) and in any case in a manner which will not result in any benefits being conferred on optionholders which are not conferred on Shareholders.

(h) The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of the Options so that, upon exercise of the options the number of Shares received by the Holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the record date for the bonus issues. The exercise price of the Options shall not change as a result of any such bonus issues.

(i) Options will be issued and certificates dispatched within one month from the date of the meeting.

(j) Options will be issued for no consideration.

Part 2E of the Corporations Act

Part 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party (such as a director) of the Company, unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Part 2E Professor John Papadimitriou and David Hung MD are considered to be related parties of the Company.

In accordance with the requirements of Part 2E and in particular, section 219 of the Corporations Act, the following information is provided to shareholders to allow them to assess the proposed grant of Options:

(a) Professor John Papadimitriou and David Hung MD are related parties of the Company and to whom the financial benefits would be given;

(b) the nature of the financial benefits to be given is the grant of 2,000,000 Options in the Company to each of Professor Papadimitriou and David Hung MD;

(c) Anthony Kiernan, Michael Grant and Stephen Carter (all being Directors of the Company) recommend shareholders approve Resolutions 4 and 5 as they consider the Options provide an appropriate incentive to Messrs Papadimitriou and Hung to further the interest of the Company. None of these recommending Directors have an interest in either of Resolutions 4 or 5.

(d) Professor Papadimitriou nor David Hung MD do not wish to make a recommendation to shareholders about the proposed resolutions because Professor Papadimitriou has an interest in Resolution 4 and David Hung MD in Resolution 5. The interest arises because they are the proposed recipients of the Options;

(e) the Options are issued free of charge however upon exercise the recipient will be required to pay the exercise price for each share exercised. The exercise price is at a premium to the current share price to provide the holder with an incentive to increase the share price. If the recipient was to exercise all Options granted, he would be required to pay no less than $440,000, or sums in excess of that if the shares in Solbec exceed 22 cents at the date of the meeting as calculated in accordance with sub paragraph (c) of the Terms of Options as shown above.

An estimate of the value of the Options proposed to be granted pursuant to Resolutions 4 and 5 using the Black and Scholes Option Pricing Model has been calculated by a qualified person independent of the Company as set out below:

Name of Related Party	Number of Options	Total Value Using Black & Scholes Model
Professor John Papadimitriou	2,000,000	$6,400
David Hung MD	2,000,000	$$6,400

The value has been calculated using the following assumptions:

Assumptions	
Risk free interest rate	5.39%
Share price	13.5 cents
Dividend yield	0%
Forecast volatility	20%
Option exercise price	22 cents

Other Information

Neither the directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision whether it is in the best interests of the Company to pass Resolutions 4 and 5 other than as follows:

(a) following the passage of Resolutions 4 and 5 the direct and indirect interests of Professor John Papadimitriou and David Hung MD in shares and Options in the Company will be as follows:

Name	Shares	Options
Professor John Papadimitriou	-	2,000,000
David Hung MD	-	2,000,000

(b) if the Options are granted and are exercised, the Company's share capital will be diluted by approximately 1.2% if Professor Papadimitriou or David Hung MD individually exercised their Options. Should they do so collectively then the dilution would be approximately 2.4% (based on the number of shares on issue at the date of the Notice of Meeting);

(c) the primary purpose of the grant of the Options is to provide an incentive to Professor John Papadimitriou and David Hung MD in their respective capacities as Directors and not to raise capital.

(d) The latest price at which shares were issued was 12 cents and that was on a conversion of a number of Options in September 2004. Prior to that, the latest price at which shares have been issued was 20 cents each in June 2001 pursuant to a prospectus when the company changed its principal activity.

The highest and lowest trading prices for the shares in the 3 month period immediately preceding the Notice of meeting period were:

	Price	Date
High	15.5	20 July 2004
Low	12.0	12 October 2004
Last	12.5	13 October 2004

(e) the Directors who do not have a direct interest in the Resolutions 4 and 5 do not consider there is an opportunity cost to the Company in the issue of the Options to Messrs Papadimitriou and Hung. They say this because the Options form part of an incentive and remuneration package for the respective directors.

(f) Professor Papadimitriou and David Hung MD receive fees as Non Executive Directors from the Company with current director's fees set at $24,000 per annum. Since his appointment in June 2004 Professor Papadimitriou has received fees from the Company of $3,532.60. David Hung MD although entitled to director's fees has not been paid these as yet. His entitlement (pro rata) commenced from his date of appointment being 13 October 2004.

(g) ASX Principles of Good Corporate Governance and its Best Practice Recommendations at Recommendation 9.3 state as a guideline that non executive directors should normally be remunerated by way of fees and not receive options or bonus payments. Notwithstanding this, and reflecting the size of the Company and the need to preserve its cash, those Directors who have no interest in Resolutions 4 and 5, consider it appropriate in these circumstances to grant the Options to the Non Executive Directors Messrs Papadimitriou and Hung.

(h) The quantum of 2,000,000 Options to each of Professor Papadimitriou and David Hung MD are considered appropriate by the Company and would constitute, in each of their cases, 1.2% of the number of shares on issue (if those Options were exercised) or, less than 0.6% of the capital of the Company on a fully diluted basis (assuming all Options currently on issue are exercised).

Glossary

ASX means Australian Stock Exchange Limited (ACN 008 129 164).

ASIC means Australian Securities and Investments Commission.

Board means the board of Directors of the Company duly appointed in accordance with the Constitution of the Company.

Company means Solbec Pharmaceuticals Ltd (ACN 061 289 218).

Constitution means the constitution (formerly articles of association) of the Company.

Directors means directors of the Company.

Explanatory Statement means the explanatory statement in this Memorandum.

Listing Rules means the official listing rules of ASX.

Meeting means the meeting convened by the Notice.

Memorandum means this document, comprising of the Notice, the Explanatory Statement and the Proxy Form.

Notice means the notice of meeting accompanying this Memorandum.

Options means options to acquire shares in the company.

Share means an ordinary fully paid share in the capital of the Company.

WST means Western Australian standard time.

Solbec Pharmaceuticals Ltd
ACN 061 289 218

PROXY FORM

The Share Registrar
SOLBEC PHARMACEUTICALS LTD
PO Box 2142
Churchlands WA 6018

Facsimile: (+61) 8 9446 8777

I/We (name of shareholder) ....

of (address) ....

being a member/members of Solbec Pharmaceuticals Ltd hereby appoint ....

(name) ....

of (address) ....

and/or failing that person (name) ....

of (address) ....

or failing that person then the Chairperson of the Meeting as my/our proxy to vote for me/us and on my/our behalf at a General Meeting of the Company to be held at Mounts Bay Sailing Club, Queen Elizabeth II Drive, Crawley, Western Australia on 25th November 2004 at 10.30 am and at any adjournment of the meeting.

Should you so desire to direct the Proxy how to vote, you should place a cross in the appropriate box(es) below:

I/We direct my/our Proxy to vote in the following manner:

		For	Against	Abstain
RESOLUTION 1	Election of Professor John Papadimitriou as a Director	☐	☐	☐
RESOLUTION 2	Election of David Hung MD as a Director	☐	☐	☐
RESOLUTION 3	Re-election of Anthony Kiernan as a Director	☐	☐	☐
RESOLUTION 4	Issue of Options to Director – Professor John Papadimitriou	☐	☐	☐
RESOLUTION 5	Issue of Options to Director – David Hung MD	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain.

If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking this box, you acknowledge that the Chairperson may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. ☐

The Chairman intends to vote in favour of all five Resolutions

This Proxy is appointed to represent % of my voting rights,
or if two proxies are appointed Proxy No. 1 represents % and Proxy No. 2 represents % of my total votes.
My total voting rights are shares.

If the shareholder is an individual:

Signature: ________________________

Name: ________________________

If the shareholder is a company:
Affix common seal (if required by Constitution)

____
Director/Sole Director and Secretary

____
Director/Secretary

Solbec Pharmaceuticals Ltd
ACN 061 289 218

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of Regulation 7.11.37 of the Corporations Regulations, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the meeting. The snapshot date is 10.30 am (WST), 23 November 2004.

4. To be effective, the proxy form (and any power of attorney) must be lodged at the registered office of the Company not less than 48 hours before the time of holding the meeting. The proxy may be lodged by facsimile transmission to the facsimile number at the Company's principal place of business, being (+61 8) 9446 8777.

5. A copy of the power of attorney must be lodged for any proxy appointed under a power of attorney, together with evidence of non-revocation of the power of attorney.

6. A proxy for a corporation must be appointed under the common seal of the corporation or signed in accordance with the requirements of Section 127 of the Corporations Act.

7. A proxy form is attached. If required it should be completed, signed and returned to the Company's principle place of business in accordance with the proxy instructions on that form.



SOLBEC
PHARMACEUTICALS LTD

RESULT OF AGM

Perth, Australia. 25 November 2004. Solbec Pharmaceuticals Ltd (ASX:SBP) held its Annual General Meeting today and all of the motions which were the subject of the Notice of Meeting were passed as resolutions. There were 42 valid proxies.

Resolution 1.	There were 24,361,180 proxy votes in favour of the resolution or were open in favour of the Chairman and there were no votes against.
Resolution 2.	There were 24,361,180 proxy votes in favour of the resolution or were open in favour of the Chairman and there were no votes against.
Resolution 3.	There were 23,536,180 proxy votes in favour of the resolution or were open in favour of the Chairman and there were no votes against.
Resolution 4.	There were 24,318,580 proxy votes in favour of the resolution or were open in favour of the Chairman and there were 42,600 votes against.
Resolution 5.	There were 24,338,580 proxy votes in favour of the resolution or were open in favour of the Chairman and there were 22,600 votes against.

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555



SOLBEC
PHARMACEUTICALS LTD

SOLBEC CONFIRMS POSITIVE PRELIMINARY STUDY RESULTS FOR CANCER DRUG IN MICE

Summary:

- Confirmation of positive preliminary study results for Coramsine™ in mice

Perth, 26 November 2004: In response to queries in some leading newspapers about Solbec Pharmaceuticals' announcement of animal testing results on 24th November 2004, the Company confirms that all animals involved responded to treatment Coramsine™ and the immune triggering compound CpG.

The study was carried out as part of Solbec's ongoing program to determine the immunotherapy potential of its lead compound Coramsine™

Five mice were inoculated with mesothelioma and were treated with the combination of CpG and Coramsine 3 times weekly for 16 days. Two mice, out of the five treated, had greatly reduced tumour growth and extended survival. Another two of the treated mice went into remission, one of which when re-inoculated with cancer was immune while the other died of Coramsine overdose due to the lack of cancer because Coramsine will kill normal cells when there is no cancer present. The fifth mouse was a control, treated with Coramsine only.

The surviving mouse was re-inoculated with mesothelioma which did not grow, showing that Coramsine / CpG "potentially has the added effect of stimulating lasting immunity against the cancer".

The Company stated that these results went a long way toward confirming that Coramsine™ can be used to trigger an immune response to cancer but further research was required and would be carried out to confirm these findings.

Further information:

Coramsine™ contains two compounds extracted from a plant known as the Devil's Apple and is undergoing parallel development for the treatment of psoriasis and cancers such as mesothelioma and melanoma. It acts by binding to a receptor on cancer cells and causing death of the cells. Our research suggests that the action and mechanism of Coramsine™ are unique. It is presumed to act on psoriasis skin lesions by inhibiting a cytokine, interleukin-6, associated with inflammation.

CpG

The term "CpG" refers to two bases normally found in DNA, cytosine and guanine, with phosphate in between. It has been shown that inclusion of the CpG sequence in a small piece of

synthetic DNA stimulates the immune response. Such sequences are normally found in bacterial DNA.

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

See www.solbec.com.au

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au



SOLBEC
PHARMACEUTICALS LTD

SOLBEC SIGNS MANUFACTURING AGREEMENT WITH IDT AUSTRALIA LTD.

Summary:
- Solbec has signed an agreement with IDT Australia Ltd to manufacture the active constituents of Coramsine™ to international standards for its Phase II clinical trial program.

Perth, 10th December 2004: Solbec Pharmaceuticals Ltd (ASX:SBP) has signed an agreement with Institute of Drug Technology Australia Ltd (ASX:IDT) to manufacture the active compounds that make up the company's lead drug Coramsine™ to the standards required by the Australian Therapeutic Goods Administration (TGA) and United States' Federal Drug Administration (FDA).

The initial contract covers technology transfer from Solbec to IDT and the manufacture of sufficient drug for Solbec's Phase II trials in Cancer under the appropriate codes of Good Laboratory Practice (GLP) and Good Manufacturing Practice (GMP). Solbec's Phase II clinical trials are planned to start next year subject to receipt of appropriate regulatory approvals. Licensed manufacturing of materials is a prerequisite for compounds that enter Phase II clinical development, both in Australia and the USA.

By contracting the manufacturing process, Solbec benefits from IDT's proven experience and avoids the significant additional investment in infrastructure and compliance with requirements of the licensing authorities. IDT has a strong international reputation and specializes in the scale up and manufacture of pharmaceutical compounds.

Further information:

About Solbec
Solbec Pharmaceuticals Ltd (ASX:SBP) identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

About IDT

Institute of Drug Technology Australia Limited (ASX:IDT) is a leading developer and manufacturer of active pharmaceutical ingredients for local and international markets. The company also provides a comprehensive range of consultancy, research and development, and analytical services to the pharmaceutical and biotechnology sectors.

Established in 1975, IDT is an Australian-owned public company, listed on the Australian Stock Exchange and employing over 140 highly qualified scientific and support staff. The company has extensive modern manufacturing facilities and laboratories in Melbourne and is licensed by the Australian Therapeutic Goods Administration (TGA) and the United States Food and Drug Administration (FDA) for production of active pharmaceutical ingredients. The company has become especially well known internationally for its dedicated facilities for the development and production of anticancer drugs. In addition, the company offers early stage clinical trial services from its base at the Royal Adelaide Hospital through its CMAX division.

The Contract

Solbec and IDT have entered into a commercial contract and a GMP agreement to ensure that there is a clear understanding of the responsibilities of each party. The contract is based on standard commercial and Intellectual Property terms and ensures that all improvements and Intellectual property in relation to Coramsine™ will remain the property of Solbec. The contract allows for termination as per standard commercial contracts.

For more information please contact:

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555
www.solbec.com.au

Dr Graeme Blackman
Chairman & Managing Director
IDT Australia Ltd
Telephone: + 61 (03) 9801 8888
www.idtaus.com.au

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au



SOLBEC
PHARMACEUTICALS LTD

SOLBEC TO ESTABLISH LEVEL 1 AMERICAN DEPOSITORY RECEIPT PROGRAMME

Summary:
- Solbec to establish a Level 1 American Depository Receipt (ADR) programme.

Perth, 16 December 2004: Solbec Pharmaceuticals Ltd (ASX:SBP) announced today that it will establish a Level 1 American Depositary Receipt program (ADR), appointing The Bank of New York as its preferred depositary bank.

The implementation of a Level 1 ADR program will make Solbec more accessible to US private investors and will provide a vehicle with which to ensure liquidity in the stock for an US investor base. An ADR program also creates the possibility of investment by institutions that are only permitted to buy US based securities.

An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary receipts may trade freely, just like any other security, in the over-the-counter (OTC) market.

Further information:

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

See www.solbec.com.au

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555

Media:
Rebecca Christie
Phone: +61 (02) 9237 2800 / 0417 382 391
rchristie@bcg.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Directors Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options expiring on 16th December 2007. Exerciable at 0.22 cents. (Unlisted)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No none quoted.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Authorised by shareholders in General Meeting.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16/12/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
168,370,834	Ordinary shares.
148,666,331	Options expiring 19/09/2006.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Options expiring 31/12/2004. Excersiable at 15 Cents.
		4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.
		4,000,000	Options expiring on the 16th December 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000 1 Shareholder
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 20/12/04
Company Secretary

Print name: John Sendziuk

== == == == ==

+ See chapter 19 for defined terms.



SOLBEC
PHARMACEUTICALS LTD

SOLBEC AGREEMENT WITH HYBRIDON INC.

Summary:

- Solbec has signed a material transfer agreement with Hybridon Inc. that covers the supply of a synthetic TLR9 agonist from Hybridon for use in further pre-clinical evaluation.

Perth, 20 December 2004: Solbec Pharmaceuticals Ltd (ASX:SBP) announced today that it has signed a Material Transfer Agreement with Hybridon Inc. of Cambridge, Massachusetts. The agreement gives Solbec access to one of Hybridon's Immunomodulatory Oligonucleotide (IMO™) agonists of Toll-like receptor 9 (TLR9) that will be used in combination with Solbec's Coramsine™ for pre-clinical evaluation.

The forthcoming study will be carried out by the Tumour Immunology Group at the University of Western Australia and will evaluate combinational immunotherapy in the treatment of malignant mesothelioma and melanoma.

The evaluation is intended to confirm and extend the findings of a study, announced to the ASX on 23rd November 2004, and is an essential step in preparing for an initial clinical trial of combination therapy in patients.

Further information:

About Solbec
Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

About Hybridon Inc.
Hybridon, Inc. is engaged in the discovery, development, and commercialization of novel therapeutics based on synthetic DNA for the treatment of cancer, asthma/allergies, and infectious diseases. Hybridon's drug candidates are designed to modulate immune responses through Toll-like receptor 9 and antisense and are based on innovative DNA chemistries developed at Hybridon.

The Agreement
The Material Transfer Agreement has been negotiated under standard commercial terms to provide access to Hybridon IMO™ materials for the purposes of pre-clinical evaluation of combination therapy with Coramsine.

Solbec supports the principles contained in the working draft ASX & Ausbiotech Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences Companies. Information contained in this communication is in accord with the Code.

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Australia
Phone +61 (08) 944 67555
www.solbec.com.au
Media:
Rebecca Christie
Phone: +61 (02) 9237 2800 / 0417 382 391
rchristie@bcg.com.au

Tim Sullivan, Ph.D.
V.P Development Programs
Hybridon, Inc.
USA
Telephone: +1 (617) 679-5500
www.hybridon.com



SOLBEC PHARMACEUTICALS LTD

SOLBEC SHARES MAY NOW TRADE IN GERMANY

Summary:

- Solbec has received notice that its shares may now be traded in the Berlin Bremen Börse's Third Market.

Perth, Australia. 19 February 2005. Solbec Pharmaceuticals Ltd (ASX:SBP) has been informed by the Berlin Bremen Börse that Solbec shares may now be traded in the exchange's third market (the Freiverkehr), following receipt of an application from a local stock broker.

Inclusion in the Freiverkehr does not require Solbec's consent and does not add to the Company's compliance burden. The Freiverkehr provides a cost effective avenue for German retail investors to trade in the securities of foreign companies. Securities of in excess of 10,000 companies from 65 countries may be currently traded in the market.

Further information:

About Solbec
Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

See www.solbec.com.au

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alexander Grant
Date of last notice	17 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Michael A. Grant
Date of change	24th Jan 2004
No. of securities held prior to change	3,082,169 options 1,364,339 Ordinary Fully Paid Shares 2,000,000 Directors Options
Class	Ordinary fully paid Shares Options
Number acquired	100,000 Ordinary Fully Paid Shares
Number disposed	400,000 Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,500
No. of securities held after change	2,682,169 Options 1,464,339 Ordinary Fully Paid Shares 2,000,000 Directors Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market Trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	**31st December 2004**

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(220)	(408)
	(b) advertising and marketing	-	-
	(c) research and development	(379)	(582)
	(d) leased assets	-	-
	(e) other working capital	(48)	(402)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	37	70
1.5	GST	101	83
1.6	Government Grants	32	61
1.7	Other	46	93
	Net operating cash flows	**(431)**	**(1085)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(431)	(1085)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(3)	(18)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments	100	100
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	Net investing cash flows	97	82
1.14	**Total operating and investing cash flows**	**(334)**	**(1003)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,085
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**-**	**1,085**
	Net increase (decrease) in cash held	(334)	82
1.21	Cash at beginning of quarter/year to date	3,102	2,686
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**2,768**	**2,768**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	88
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees and Payments for Consulting at Commercial Rates

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	321	238
4.2	Deposits at call	2,447	2,864
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**2,768**	**3,102**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 28/01/05
Company secretary

Print name: JOHN SENDZIUK

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



Title Entered
"Solbec to commence preclinical mesothelioma immunity study"
because title below doesn't fit.

SOLBEC
PHARMACEUTICALS LTD

SOLBEC TO COMMENCE PRE-CLINICAL STUDY TO CONFIRM PRELIMINARY FINDING OF IMMUNITY TO MESOTHELIOMA

Summary:

- Solbec to commence further pre-clinical studies of Coramsine™ in combination with CpG as a treatment for malignant mesothelioma and melanoma in a mouse model.
- The study aims to confirm and extend preliminary findings, announced in November 2004, that combination therapy in mice may induce lasting immunity to malignant mesothelioma which may then result in a cure.
- The study aims to determine appropriate preliminary measures of immune response in humans.

Perth, Australia. 3rd February 2005. Solbec Pharmaceuticals Ltd (ASX:SBP) has announced the commencement of a pre-clinical study to confirm and extend the findings of an earlier investigation into the effect of Coramsine™ combined with CpG in the treatment of murine mesothelioma.

The study will be carried out by the Tumour Immunology Group at the University of Western Australia.

The study is comprised of four key experiments, The outcomes of the four (4) groups of experiments within the study will be used to inform decisions regarding any future clinical trials of Coramsine™/CpG in patients with cancer.

One of the four experiments has been designed to determine if the results are affected by background genetic factors. Combined treatment will be tested and compared to two strains of mice with different genetic backgrounds.

The study will also determine whether the immunological characteristics of the cancer will affect the ability of the therapy to induce remission or immunity. To do this, the combined treatment regime will be applied to mesothelioma in two different mouse strains and to malignant melanoma in one mouse strain. Melanoma is typically regarded as an immunogenic cancer that is able to provoke an immune response without additional immunotherapy, whilst mesothelioma is not.

An additional element of the present study, will involve preliminary quantification of appropriate measures of immune stimulation such as the T cell response to tumour antigens in patients treated with Coramsine™. This aspect of the study is to provide the researchers with the appropriate measures for monitoring immune activity during a subsequent clinical trial.

The CpG to be used in the study has been supplied by Hybridon Inc., pursuant to a material transfer agreement announced in December 2004.

It is anticipated that all experiments will be completed by June 2005.

For further information, please contact

Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555
stephen.carter@solbec.com.au

Rebecca Christie
Director
Buchan
+61(02)92932836
rchristie@bcg.com.au

FURTHER INFORMATION

APPENDIX

In accordance with ASX and AusBiotech Draft Code of Best Practice on Reporting for Biotechnology, Medical Device and other Life Sciences Companies, Solbec provides the following information.

Background

Coramsine™ is Solbec's lead compound. It is a fixed combination of solamargine and solasonine, two glycoalkaloids extracted from *Solanum linnaeanum*. Coramsine™ is subject to the usual pharmaceutical regulatory requirements before it may be marketed and is under development for the treatment of cancers and in a topical formulation for the treatment of psoriasis.

Solbec owns the rights necessary to commercialise Coramsine™ and other intellectual property rights associated with the product.

Pre-clinical Studies and Clinical Use

Patients with various cancers were treated in Australia under the Special Access Scheme (Compassionate Use). Anecdotal reports following this use were sufficient to prompt additional research to complement the formal clinical development process of Coramsine™ that began at the end of 2003.

Investigation of the mode of action of Coramsine™ found that the compound selectively kills cancer cells through the process of necrosis, rather than apoptosis and further indicated that treatment would not compromise immune response, unlike most cytotoxic compounds. The decision was consequently taken to test Coramsine™ in combination with immunotherapy.

A series of experiments was undertaken in which established tumours in a mouse model of mesothelioma were treated with Coramsine™ and a number of immune system stimulators. It was found that treatment with CpG-oligonucleotides had a synergistic effect with Coramsine™. CpG-oligonucleotides trigger a response in the immune system by binding to Toll-like receptors.

The experimental evidence of synergy was developed by an experiment in which BALB/C mice were inoculated with AB1-HA mouse mesothelioma tumour cells. Mice were treated with Coramsine™ (14mg/kg, i.p.) and CpG (10ug/dose, i.t.). Tumour size and survival time of the mice were monitored against controls. All control groups experienced shorter survival and more rapid tumour growth than mice treated with the experimental combination. In the experimental group, two mice experienced complete remission of their disease. An attempt to re-induce AB1-HA mesothelioma in the one surviving mouse from this group failed, providing preliminary evidence that this mouse had developed immunity to the cancer.

Results from PhaseI/IIA clinical studies of Coramsine™, have enabled Solbec to determine a safe dose for use in future trials. A phase I trial of CpG in the US has shown it to be safe for administration to patients.

The preliminary finding of immunity in a mouse model for mesothelioma requires validation before consideration of a clinical trial programme to determine the clinical safety and efficacy of the combinational therapy can be contemplated.

In the new study, Coramsine™ will be used in conjunction with IMOxine™, a synthetic CpG-oligonucleotide from Hybridon Inc, which is believed to be a more potent stimulator of the immune system than the conventional CpG used in the earlier study.

Four key experiments are planned.

1. Attempt to reproduce the findings of the earlier study in BALB/C mice with AB1-HA mesothelioma: Tumour growth and median survival time will be monitored. Anti-tumour immunity and protection against re-challenge will also be assessed .

2. Investigation of the efficacy of combined therapy against a similar tumour in mice of a different genetic background the study will look at C57/BL6 mice inoculated with AE17-OVA mesothelioma cells. The outcomes will be measured as in Experiment 1.

3. Examination of the efficacy of combined therapy in a different tumour. C57/BL6 mice will be inoculated with B16-OVA melanoma cells. The outcomes will be measured as in Experiments 1 and 2.This tumour line has been chosen to determine if there is any difference in efficacy of the combined therapies depending upon the immunological status of the tumour.

4. Preliminary quantification of ex-vivo T cell responses to tumour antigens in patients treated with Coramsine™. this study will review interferon gamma levels and CMV/EBV responses to assess both anti tumour responses and response of the existing immune memory cells. these results will assist in the assessment of response to combination therapy in a proposed clinical trial and will provide additional information on the interaction between Coramsine™ and the immune system.

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

See www.solbec.com.au



SOLBEC
PHARMACEUTICALS LTD

SOLBEC'S CORAMSINE™ SUCCESSFULLY COMPLETES PHASE I TRIAL IN PSORIASIS

Summary:

- Solbec's Phase I/IIa trial of Coramsine™ for the treatment of psoriasis has finished treating patients with no adverse events reported by the investigators.
- The data gathered during the final stage of the trial will be un-blinded and analysis of efficacy undertaken.

Perth, Australia. 9th February 2005. Solbec Pharmaceuticals Ltd (ASX:SBP) today announced that its Phase I (safety) trial of Coramsine™ in the treatment of psoriasis has reached its primary endpoint successfully and ahead of schedule.

Phase I trials are primarily intended to demonstrate the safety of the compound under test and in reports to date, the investigating physicians did not note treatment-related adverse events during any stage of the trial.

This clinical trial was conducted in three stages, the first two of which were concerned only with investigation of safety, tolerability and pharmacokinetics (time required for absorption, duration of action, distribution in the body, and excretion) in healthy individuals. The third stage recruited ten psoriasis patients and looked additionally at efficacy for 56 days.

The efficacy element of the trial was conducted as a double-blind, within-patients design in which Coramsine™ cream was compared to placebo and a standard topical treatment for psoriasis. Patients applied each of the three creams to different areas of psoriasis without knowing which cream was which (patient "blinding"). The investigators were also not informed of which cream was used on which rash when they assessed response (investigator "blinding").

Following completion of the patient treatment, the investigators can be "unblinded" and compare efficacy between the creams. This means analysis of the findings of the trial's third stage and reporting on the results. Solbec expects to receive the report early in the second quarter of 2005.

Further information:

Stephen Carter Managing Director Solbec Pharmaceuticals Ltd Phone +61 (08) 944 67555 stephen.carter@solbec.com.au	Media: Rebecca Christie Phone: +61 (02) 9293 2836 / 0417 382 391 rchristie@bcg.com.au

Appendix

In accordance with ASX and Ausbiotech Draft Code of Practice on Reporting for Biotechnology, Medical Device and Other Life Science Companies, Solbec offers the following information.

Phase I Psoriasis Study:

The trial is titled: A Phase I, safety and tolerability study of topical Coramsine™ in healthy subjects, followed by subjects with mild to moderate psoriasis. The trial was carried out at the Royal Adelaide Hospital in South Australia with Dr Patrick Walker as principal investigator.

This study intended to evaluate the safety and tolerability of Solbec's Cream Formulation containing 0.01% Coramsine™ (formerly SBP002) in healthy volunteers and patients with psoriasis. Patients with psoriasis are also evaluated for evidence of efficacy (activity of the cream against psoriasis). Blood samples are taken at regular intervals to investigate the pharmacokinetics of the drug, when administered topically.

The trial was divided into three stages:

1) To determine the safety and tolerability of a single topical administration of Coramsine™ on the skin of three healthy subjects.
2) To determine the safety and tolerability of repeated topical administration of Coramsine™, twice daily for four days, on the skin of three healthy subjects.
3) To determine the safety and tolerability of topically administered Coramsine™ twice daily for 56 days, to a target lesion of ten subjects with psoriasis. To determine the extent of absorption of solasonine and solamargine following topical application and to ascertain whether there is accumulation following repeated dosing for 15 days.

After each Stage of the trial, the Hospital Ethics committee reviewed the trial for any adverse events or side effects which may have been seen, and gave approval for the trial to proceed to the next stage.

In the trial, Solbec's Coramsine™ cream is compared against a placebo (identical cream formulation to the Coramsine™ cream, but lacking the active ingredient) and against an active comparator Calcipotriol cream, a commonly used treatment for psoriasis. The trial is double blinded, that is, the three creams are each allocated a code, and neither the patients nor the trial staff knowing which cream is being used until the end of the trial.

All study procedures are carried out according to Good Clinical Practice (GCP), and monitored according to the ICH (International Conference on Harmonization) principles of GCP. Patients give informed consent before commencing any study procedures.

The treatment phase of this trial has been completed successfully with no significant adverse events noted in any of the three trial phases.

Unblinding and analysis of the data is underway, which will allow meaningful interpretation of any efficacy seen during the study.

A full report is expected on completion of sample and data analysis.

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing.

See www.solbec.com.au



SOLBEC
PHARMACEUTICALS LTD

SOLBEC REPORTS PROGRESS IN PHASE I TRIAL IN PATIENTS WITH ADVANCED CANCER

Summary:

- Solbec's trial of Coramsine™ for the treatment of advanced solid tumours completes a further stage.
- Preliminary results show that the trial objectives have been achieved.
- Coramsine™ is safe to use at recommended dose levels.
- Coramsine™ shows preliminary efficacy in some patients.

Perth, Australia. 15th February 2005. Solbec Pharmaceuticals Ltd (ASX:SBP) today announced that it had completed a second stage of its Phase I trial of Coramsine™ in the treatment of advanced solid tumours.

Solbec's first Phase I clinical trial commenced at Sir Charles Gairdner Hospital in December 2003. The trial recruited patients with advanced refractory solid tumours and set out to investigate safety, tolerability and pharmacokinetics, while identifying the maximum tolerated dose of Coramsine™ given as a 2-hour infusion. As a secondary endpoint, the efficacy of Coramsine™ treatment was to be assessed (the standard definition for efficacy in cancer trials is a reduction in tumour volume of 50% or greater).

The first trial met its research objectives during the second half of 2004, with a safe and tolerable dose of 1mg/kg being identified. The protocol was amended in June 2004 to examine the same objectives while doubling the Coramsine™ infusion period to four hours. The purpose of this was to determine if the dose could be increased to allow therapeutic levels of Coramsine™ to be retained in the patient's blood stream for a longer period than was seen in the previous trial. This could potentially provide treatment with greater therapeutic advantage. Preliminary results show that the trial has successfully reached its objectives and that Coramsine™ infused over a longer period (4 hours) is safe and tolerated at a level (1.5mg/kg) that is 50% greater than the 2 hour infusion.

As had been expected from animal studies, the dose limiting toxicity in humans was transient and reversible elevations of liver enzymes. No patient discontinued treatment due to Coramsine™ related toxicity alone.

Of 19 patients enrolled in the trial, three have shown evidence of benefit with reduction in size of tumours. Patients continue to be evaluated and so this number may change.

Due to the advanced and treatment resistant nature of the cancers in these patients, the presence of efficacy at such a level, in a trial of this design, is unusual and Solbec believes that the results are very promising.

To be eligible to participate in trials such as this, patients have exhausted other therapeutic options. Patients are not offered experimental treatments before it can be shown that proven treatments have failed. Their illness is therefore advanced and resistant to treatment at the time of the trial.

The clinical trial was conducted at Sir Charles Gairdner Hospital in Western Australia. The trial was designed to determine the safety, tolerability and anti-tumour activity of multiple infusion of Coramsine™ into the Superior Vena Cava (the main vein that returns blood to the heart from the head and arms) of patients with solid tumour. It was an open label, dose-escalating study.

A total of 19 patients have been treated with Coramsine™. Preliminary results are on hand for the 19 patients to complete the protocol (refer to appendix).

Further information:

For further information, please contact
Stephen Carter
Managing Director
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555
stephen.carter@solbec.com.au

Media:
Rebecca Christie
Phone: +61 (02) 9293 2836 / 0417 382 391
rchristie@bcg.com.au

APPENDIX

In accordance with ASX and Ausbiotech Draft Code of Practice on Reporting for Biotechnology, Medical Device and Other Life Science Companies, Solbec offers the following information.

Preliminary Results

Phase 1 open-label, dose escalating study of the safety, tolerability and pharmacokinetics of Coramsine™ in patients with advanced solid tumours. Trial Site: Sir Charles Gairdner Hospital, Perth. Principal Investigator: Professor Michael Millward.

Study Design

Product under study	Coramsine™ (a 50:50 mix of solasonine and solamargine).
Objective	Assessment of the safety, toxicity profile and maximum tolerated dose of intravenous infusion of Coramsine™.
Investigation	Single site.
Study Design	An open label, dose escalating study employing a 5 day treatment 9 day interval regime for up to 6 cycles.
Treatment	Infusion into superior vena cava.
Patient Criteria	Up to 25 patients with solid tumour, who have exhausted all other modes of treatment.

Principal Endpoint Frequency and nature of adverse events and assessment of maximum tolerated dose.

Secondary Endpoint Potential therapeutic benefit.

Open-label, single site study intended to determine the safety and tolerability of Coramsine™ in patients who have solid tumours and have exhausted the conventional means of treatment for their cancer.

The study was also intended to investigate the pharmacokinetics of the drug in humans (how much is absorbed, how it is distributed in the body, how it is metabolized by the body, how and when does it leave the body).

The response to treatment was assessed by review of;

For primary endpoint

- General clinical state, function tests undertaken specifically related to patient tumour type.
- Patient observations by trained observers and patient questionnaires (EORTC).
- Blood tests – a full range of Biochemical and hematological parameters.
- Toxic signs and toxic events evaluated using NCI common toxicity criteria.

Secondary endpoint

- CT scan pre and 3 months post treatment if clinically indicated evaluated using RECIST criteria.
- PET scan pre and 3 months post treatment if clinically indicated evaluated using RECIST criteria.

All trial procedures were carried out in accordance with the ICH principles of GCP.

Coramsine™ was given by intravenous infusion into the superior Vena Cava (large vein above the heart) over a period of 2 hours. Treatment is given daily for five days, followed by nine rest days. This cycle is repeated up to six times.

The drug is given to groups of three patients, the first group receiving the lowest dose. When all patients at a dose level have had two cycles without significant ill effects, another group is started at the next highest dose, and so on until the maximum safe dose is reached.

If a patient experiences toxicity above a certain level, they may have their dose reduced by 25%, or be removed from the study if toxicity persists. Toxicity is assessed according to the National Cancer Institute's Common Terminology Criteria for Adverse Events (NCI-CTCAE v3.0). Patient well-being is also assessed using the EORTC Quality of Life Questionnaire, completed at regular intervals throughout the trial.

Patients are evaluated by CT or PET scan to determine whether the drug has caused their cancer to decrease in size, however efficacy is not the primary endpoint of this study.

Progress

Patients with a variety of cancers such as Mesothelioma, Renal, Melanoma, Breast cancer, Bone and Lung cancers have been enrolled. The Maximum Tolerated Dose (MTD) for a two hour infusion was determined to be 1.0mg/kg.

A trial protocol amendment was instituted in order to begin a longer infusion of the drug, over a period of 4 hours. This was successful in reducing toxicity, and 1.5mg/kg was determined to be the MTD when the drug was given over 4 hours.

The tables below show the status of all patients at 11th February 2005.

Clinical Trial HC/P1:01:02 – Phase 1 open – label, dose escalating study of the safety, tolerability and pharmacokinetics of Coramsine™ in patients with advanced solid tumours.

Infusion during 2 hours (patients 1-11)

Patient No.:	Disease:	Dose (mg/kg)	Status:	Reason Withdrawn
001	Sarcoma	1.5/0.75	Completed	
002	SCC Lung	1.5/0.75	Completed	
003	Transitional Cell Carcinoma of the Kidney, Liver Mets.	0.75	Withdrawn (4 cycles)	Disease progression.

004	Metastatic renal carcinoma	0.75	Withdrawn (3 cycles)	Disease progression.
005	Malignant Mesothelioma	0.75	Completed	
006	Renal Cell Carcinoma	1.0	Completed 2nd Course	
007	Poorly defined carcinoma of unknown primary. Bone Mets. Lymphadenopathy	1.0/0.75/0.56	Withdrawn, 2nd Course Cycle 8.	Completed first 6 cycles. Dose limiting toxicity in cycle 8.
008	Non small cell Carcinoma of Lung	1.0	Withdrawn (1-2 cycles)	Patient's request. Needle phobia.
009	Melanoma	1.0	Withdrawn (4 cycles)	Death due to disease progression.
010	Metastatic Breast Cancer	1.0	Withdrawn (2 cycles)	Disease progression.
011	Melanoma to the Lung, Renal Malignancy, Pelvic mass.	1.0/0.75	Completed	N/A

Infusion during 4 hours (Patients 12-19)

012	Renal cell cancer	1.5	Completed	
013	Melanoma – Anterior chest wall	1.5	Withdrawn (5 cycles)	Disease progression.
014	Metastatic Progressive Colorectal	1.5	Withdrawn (5 cycles)	Disease progression.
015	Metastatic malignant fibrous histiocytoma, lung mets.	3.0/2.25/1.68	Withdrawn, Cycle 5.	Toxicity and disease progression.
016	Non small cell lung cancer	3.0/2.25/1.68	Completed. Planning to start cycle 7	
017	Mesothelioma	1.5	Withdrawn (3 cycles)	Disease progression.
018	Melanoma, lung mets.	1.5/1.125	Completed	
019	Oesophageal carcinoma with liver metastases.	1.5/1.125	Withdrawn, Cycle 4.	Disease progression.

Preliminary Efficacy Data

Patient 006 has received two sets of 6 cycles of intravenous Coramsine™ at a dose of 1.0mg/kg given over a period of 2 hours.

After the first 6 cycles a CT scan revealed an improvement in his lymphadenopathy,with a decrease in his paratracheal mass.

On the basis of these encouraging results, the patient was given a second 6 cycles. The CT scan taken following cycle 12 revealed a further improvement in the mediastinal lymphadenopathy and paratracheal mass.

The small peripheral nodules noted in the patient's pre-treatment CT scan did not grow during the course of the study.

This patient is enjoying good health and is not currently receiving any more Coramsine™ treatment, but may return for further treatment in the future, should his condition deteriorate.

Patient 007 has received one full set of 6 cycles of intravenous Coramsine™, as well as two further cycles. Treatment commenced at 1.0mg/kg over 2 hours and was subsequently reduced to 0.75mg/kg and again to 0.56 due to dose limiting toxicity. The patient was withdrawn after his eighth cycle due to unacceptable toxicity.

A CT scan was performed after cycle 6 showed a decrease of in his lymphadenopathy.

On completion of treatment at cycle 8, a further CT scan was performed. Further reduction was not seen.

Patient 016 has received one set of 6 cycles of intravenous Coramsine™, commencing at a dose of 3.0mg/kg over 4 hours, subsequently reduced to 2.25 and again to 1.68 due to dose limiting toxicity.

On completion of cycle 6, a CT scan showed a decrease in the amount of abnormal soft tissue seen in the lower lobe bronchus as well as a decrease in the size of the pericardial effusion noted in the pretreatment scan. The small nodes noted near the heart, lung and trachea had not grown since the pretreatment scan. No new metastases had developed during the treatment period.

On the basis of these encouraging results this patient intends to return for a further 6 cycles of IV Coramsine, starting in late February.

The table below summarises the Serious Adverse Events Reported during Phase 1 Oncology Trial HC/P1:01:02

Infusion during 2 hours(Patients 001 – 011)

Serious Adverse Events (SAEs)	**Dose Level**	**Number/Percentage of Patients**		**Treatment Related?**	**Contributed to Withdrawal**
Total:		**11**	**100%**		
Disease Related Pain	0.75mg/kg	2	18.2%	No	Yes – Disease Progression
Malignant Bowel Obstruction	0.75mg/kg	1	9.1%	No	Yes – Disease Progression
Haematuria and Vomiting	0.75mg/kg	1	9.1%	Unknown	No
Shortness of Breath	0.75mg/kg	1	9.1%	No	Yes – Disease Progression
Ischaemic Bowel	0.75mg/kg	1	9.1%	No	Completed Treatment.
IVC Thrombosis and Death	0.75mg/kg	1	9.1%	No	Completed Treatment.
Disease Related Pain	1.0mg/kg	1	9.1%	No	Yes. Disease Progression. Bone metastases.
Spinal cord compression	1.0	1	9.1%	No	Yes – Disease Progression
Septicaemia of Portacath	1.0	2	18.2%	No	No
Haematuria and Hypertension	1.0	1	9.1%	No	No
Fever	1.0	1	9.1%	No	No
Cardiac Tamponade	1.0	1	9.1%	No	Yes – Disease Progression

Maximum Tolerated Dose (MTD) over 2 hours was determined to be 1.0mg/kg.

There were no Serious Adverse Events (SAEs) reported for patients receiving Coramsine™ at 1.5mg/kg over 2 hours. Grade 3 toxicity is classified as dose limiting but is not an SAE. Grade 4 toxicity is regarded as an SAE.

SAEs in patients receiving Coramsine at 0.75mg/kg and 1.0mg/kg were primarily related to disease progression. Two patients developed infections associated with the line used to deliver their therapy, requiring hospitalisation.

Infusion during 4 hours (Patients 012 – 019)

Serious Adverse Events (SAEs)	**Dose Level**	**Number of Patients**		**Treatment Related**	**Contributed to Withdrawal**
Total:		8	**100%**		
Increased Confusion	1.5mg/kg	1	12.5	No	Yes – Disease progression
Dehydration, Lethargy, Anorexia	1.5mg/kg	1	12.5	No	Yes – Disease progression
Deep Vein Thrombosis	1.5mg/kg	1	12.5	No	No
Grade 4 Liver Toxicity	3.0mg/kg	2	25	Yes	No
Pseudomonas Chest Infection	3.0mg/kg	1	12.5	No	No

The Maximum Tolerated Dose for patients receiving Coramsine™ over 4 hours was determined to be 1.5mg/kg.

Two patients receiving Coramsine™ over 4 hours experienced SAEs related to disease progression. Two experienced Grade 4 liver toxicity, resulting in a dose reduction, allowing determination of the Maximum Tolerated Dose. The remaining two SAEs reported were not related to the test substance or the patient's cancer.

Assessment of patients in this trial is ongoing. Further SAEs may be reported between the time of this report's publication and the completion of the final report. Please refer to the final study report for complete information on this trial.

Liver Toxicity and Coramsine™:

Dose limiting toxicity in this trial has manifested as transient, dramatic elevations in the liver enzymes, primarily ALT, to grade 3 or 4.

Following consultation with a Medical Oncologist and a specialist in Hepatic medicine, it was concluded that these elevations are unlikely to pose a risk to patient safety. The elevations are asympotomatic and generally return to normal levels within a week or two. It is considered very unlikely that these elevations could result in permanent damage, however the principal investigator carefully reviews all patients on-study for any evidence of potential risk.

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine™, through Phase I/IIA clinical trials for the treatment of mesothelioma and malignant melanoma, and as a topical treatment for psoriasis. Solbec's two proprietary ingredients in Coramsine™ were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine™ has potential application in the areas of animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine™ for the final stages of pre-commercial development and marketing. See www.solbec.com.au